Exhibit 2.01

STOCK PURCHASE AGREEMENT

AMONG

BANC ONE INSURANCE HOLDINGS, INC.,

CBD HOLDINGS LTD.,

JPMORGAN CHASE & CO.

(Solely as to Section 4.8(e), Section 4.10, Section 4.11, Article VIII, Section 9.1, Section 9.11 and Article XI)

AND

PROTECTIVE LIFE INSURANCE COMPANY

DATED AS OF FEBRUARY 7, 2006

	TABLE OF CONTENTS

	ARTICLE I

	DEFINITIONS

SECTION 1.1.	Certain Defined Terms	1

	ARTICLE II

	PURCHASE AND SALE OF THE SHARES

SECTION 2.1.	Purchase and Sale	18
SECTION 2.2.	Purchase Price	18
SECTION 2.3.	Closing Date Balance Sheet; Payments on the Settlement Date	18
SECTION 2.4.	Allocation Principles	21
SECTION 2.5.	Closing	21
SECTION 2.6.	Pre-Closing Deliveries	21
SECTION 2.7.	Closing Deliveries	21
SECTION 2.8.	Proceedings at Closing	22
SECTION 2.9.	Payment of Cost of Excess Capital	23
SECTION 2.10.	Delayed Closing	23

	ARTICLE III

	REPRESENTATIONS AND WARRANTIES

SECTION 3.1.	Representations and Warranties of Sellers	25
SECTION 3.2.	Representations and Warranties of Buyer	41

	ARTICLE IV

	COVENANTS

SECTION 4.1.	Conduct of Business of the Acquired Companies	43
SECTION 4.2.	Access to Information; Confidentiality	45
SECTION 4.3.	Cooperation	46
SECTION 4.4.	Consents, Approvals and Filings	47
SECTION 4.5.	Public Announcements	50
SECTION 4.6.	Use of Names	50

i

ANNEXES

Annex A	Agreed Procedures for Calculation of Adjusted Book Value
Annex B	Calculation of Reference Adjusted Book Value

EXHIBITS

Exhibit A	Allocation Principles
Exhibit B	Form of License Agreement
Exhibit C	Form of Transition Services Agreement
Exhibit D	Form of CILAC Amendment
Exhibit E	Form of CILC Amendment

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated as of February 7, 2006 (this “Agreement”), among Banc One Insurance Holdings, Inc., an Arizona corporation (“BOIH”), CBD Holdings Ltd., a Delaware corporation (“CBD”) (CBD and BOIH being sometimes hereinafter referred to individually as “Seller” and collectively as “Sellers”), JPMorgan Chase & Co., a Delaware corporation (“Parent”) (solely as to Section 4.8(e), Section 4.10, Section 4.11, Article VIII, Section 9.1, Section 9.11 and Article XI), and Protective Life Insurance Company, a Tennessee insurance company (“Buyer”) (Sellers, Parent (solely as to Section 4.8(e), Section 4.10, Section 4.11, Article VIII, Section 9.1 and Article XI) and Buyer being sometimes hereinafter referred to individually as a “Party” and collectively as the “Parties”).

WHEREAS, (a) Parent indirectly owns all the outstanding shares of capital stock of Sellers; (b) BOIH directly owns all of the outstanding shares of capital stock of Chase Insurance Life & Annuity Company (“CILAC”), Chase Insurance Direct, Inc. (“CIDI”), PMG Securities Corporation, PMG Asset Management Inc. and Investors Brokerage Services, Inc. (the “BOIH Acquired Companies”), and indirectly owns all of the outstanding shares of capital stock of Chase Insurance Life Company (“CILC”) and Chase Insurance Life Company of New York (“CILCNY”); and (c) CBD directly owns all of the outstanding shares of capital stock of Chase Life & Annuity Company (“CLAC”) and Chase Life & Annuity Company of New York (“CLACNY,” and together with CLAC, the “CBD Acquired Companies,” and together with the BOIH Acquired Companies, the “Acquired Companies”); and

WHEREAS, upon the terms and subject to the conditions of this Agreement, (a) BOIH desires to sell to Buyer, and Buyer desires to purchase from BOIH, all of the outstanding shares of capital stock of the BOIH Acquired Companies (the “BOIH Acquired Company Shares”), and (b) CBD desires to sell to Buyer, and Buyer desires to purchase from CBD, all of the outstanding shares of capital stock of the CBD Acquired Companies (the “CBD Acquired Company Shares” and together with the BOIH Acquired Company Shares, the “Acquired Company Shares”).

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1. Certain Defined Terms.  For purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set forth below:

“Accountant” has the meaning set forth in Section 2.3(b).

“Acquired Companies” has the meaning set forth in the recitals of this Agreement.

“Acquired Company Investment Adviser” means any Acquired Company Subsidiary that is an investment adviser as such term is defined in Section 202(a)(11) of the Investment Advisers Act, whether or not registered under the Investment Advisers Act.

“Acquired Company Shares” has the meaning set forth in the recitals of this Agreement.

“Acquired Company Subsidiary” and “Acquired Company Subsidiaries” have the meaning set forth in Section 3.1(a)(iii).

“Acquired Company Subsidiary Shares” has the meaning set forth in Section 3.1(b)(ii).

“Actuarial Report” has the meaning set forth in Section 3.1(r).

“Adjusted Allocation” has the meaning set forth in Section 9.11(b).

“Adjusted Book Value” has the meaning set forth in Annex A hereto.

“Admitted Net Deferred Tax Asset” has the meaning set forth in Annex A hereto.

“Affiliate” has the meaning ascribed to such term in Rule 12b-2 under the Exchange Act.

“AFR” has the meaning set forth in Section 9.1(a).

“Aggregate Collections” has the meaning set forth in Section 4.19(c).

“Agreed Claims” has the meaning set forth in Section 8.2(c).

“Agreement” has the meaning set forth in the introductory paragraph of this Agreement.

“Allocated Employees” means the individuals who are employees of any of Sellers and their Affiliates (other than the Acquired Companies and the Acquired Company Subsidiaries) but devote all or a substantial portion of their work to the business of the Acquired Companies.

“Allocation” has the meaning set forth in Section 9.11(b).

“Ancillary Documents” has the meaning set forth in Section 2.7(c).

“Annuity Threshold Amount” means the product of (a) $720,000,000 times (b) a fraction, the numerator of which is the actual number of days in the Interim Period and the denominator of which is 365.

“Applicable Contracts” has the meaning set forth in Section 3.1(l).

“Asset Valuation Reserve” has the meaning set forth in Annex A hereto.

“August 31 Purchase Price” means the Purchase Price calculated as of August 31, 2006 which shall not include the effect of any Pre-Closing Distributions unless actually paid or made to Sellers on or prior to August 31, 2006.

“Bank” has the meaning set forth in Section 3.2(g).

“Bank Commitment Letter” has the meaning set forth in Section 3.2(g).

“Best” has the meaning set forth in Section 4.10(d).

“BOIC” means Banc One Insurance Company, a Vermont captive insurance company and an Affiliate of Sellers.

“BOIC Amendments” means, collectively, the CILAC Amendment and the CILC Amendment.

“BOIH” has the meaning set forth in the introductory paragraph of this Agreement.

“BOIH Acquired Company Shares” has the meaning set forth in the recitals of this Agreement.

“BOIH Acquired Companies” has the meaning set forth in the recitals of this Agreement.

“BOLRC” means Banc One Life Reinsurance Company, an Arizona reinsurance company and an Affiliate of Sellers.

“Bridge Facility” has the meaning set forth in Section 3.2(g).

“Business Day” means any day other than a Saturday, a Sunday or any other day on which commercial banks in New York, New York are required to be closed for regular banking business.

“Buyer” has the meaning set forth in the introductory paragraph of this Agreement.

“Buyer Indemnified Parties” has the meaning set forth in Section 8.1(a).

“Buyer Material Adverse Effect” means a material adverse effect on the ability of Buyer to perform its obligations under this Agreement or the Ancillary Documents or to consummate the transactions contemplated by this Agreement or the Ancillary Documents on a timely basis.

“Buyer’s Disclosure Letter” means the Buyer’s Disclosure Letter (including any attachments thereto) delivered by Buyer in connection with, and constituting a part of, this Agreement.

“Capital and Surplus” has the meaning set forth in Annex A hereto.

“Cash Flow Testing Reserves” has the meaning set forth in Annex A hereto.

“CBD” has the meaning set forth in the introductory paragraph of this Agreement.

“CBD Acquired Company Shares” has the meaning set forth in the recitals of this Agreement.

“CBD Acquired Companies” has the meaning set forth in the recitals of this Agreement.

“CIDI” has the meaning set forth in the recitals of this Agreement.

“CILAC” has the meaning set forth in the recitals of this Agreement.

“CILAC Amendment” means Amendment Number Three to the CILAC Reinsurance Agreement proposed to be entered into by BOIC and CILAC, in the form of Exhibit D hereto.

“CILAC Reinsurance Agreement” means the Reinsurance Agreement between BOIC and CILAC effective as of August 25, 2004.

“CILC” has the meaning set forth in the recitals of this Agreement.

“CILC Amendment” means Amendment Number Two to the CILC Reinsurance Agreement proposed to be entered into by BOIC and CILC, in the form of Exhibit E hereto.

“CILC Reinsurance Agreement” means the Reinsurance Agreement between BOIC and CILC effective as of August 25, 2004.

“CILCNY” has the meaning set forth in the recitals of this Agreement.

“CLAC” has the meaning set forth in the recitals of this Agreement.

“CLACNY” has the meaning set forth in the recitals of this Agreement.

“Closing” has the meaning set forth in Section 2.5.

“Closing Date” has the meaning set forth in Section 2.5.

“Closing Date Non-Admitted Assets” has the meaning set forth in Section 4.19(a).

“Closing Variable Annuity Block Account Value” means the In-Force Variable Annuity Account Value as of the Closing Date, as determined using accounting principles, procedures, policies and methods consistent with those used in determining the Initial Variable Annuity Block Account Value.

“Closing Variable Annuity Block Market Value” means the Closing Variable Annuity Block Account Value minus an amount equal to the aggregate amount of all premiums and deposits paid with respect to the Variable Annuity Block during the Interim Period, plus an amount equal to the aggregate amount of all withdrawals, surrenders and death benefits paid with respect to the Variable Annuity Block during the Interim Period.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code.

“Code” means the Internal Revenue Code of 1986, as amended, and all Treasury Regulations promulgated thereunder.

“Combination Transaction” has the meaning set forth in Section 4.10(b)(vi).

“Combining Person” has the meaning set forth in Section 4.10(b)(vi).

“Company Material Adverse Effect” means (i) when used with respect to the Acquired Companies and the Acquired Company Subsidiaries, a material adverse effect on the financial condition, results of operations or business of the Acquired Companies and the Acquired Company Subsidiaries, considered as a single enterprise; provided, however, that a “Company Material Adverse Effect” shall exclude any such effect arising out of or in connection with: (A) general economic or business conditions or changes therein, including (1) changes in interest or currency rates, (2) any act of terrorism or similar calamity or (3) war or any escalation or worsening of the same; (B) any occurrence or condition generally affecting any segment of the life insurance, annuity or financial services industry in which any of the Acquired Companies or the Acquired Company Subsidiaries operates (including any change or proposed change in any Requirements of Law in any jurisdiction, any changes or proposed changes in GAAP or SAP and conditions or trends in the economic, business, financial, regulatory or legal environment); or (C) any occurrence or condition arising out of or in connection with the negotiation, execution, announcement or existence or terms of this Agreement or the Ancillary Documents or the performance of this Agreement or the Ancillary Documents or the consummation of the transactions contemplated by this Agreement or the Ancillary Documents (including any occurrence or condition arising out of the identity of or facts relating to Buyer (including the plans of  Buyer or any Affiliate of Buyer with respect to the Acquired Companies and the Acquired Company Subsidiaries) or the adverse effects of any of the foregoing on the relationships of the Acquired Companies and the Acquired Company Subsidiaries with their employees, customers or distributors); or (ii) when used with respect to Sellers, a material adverse effect on the ability of Sellers to perform their obligations under this Agreement or the Ancillary Documents or to consummate the transactions contemplated hereby or thereby on a timely basis.

“Confidentiality Agreement” means the letter agreement dated October 25, 2005 between Buyer and JPMorgan Chase Bank, National Association.

“Consolidated Group” means an “affiliated group,” as that term is defined pursuant to Sections 1504(a)(1) and (a)(2) of the Code (or any similar provision of state, local or foreign Law), of corporations or entities that file Tax Returns on a consolidated, unified, combined or group basis.

“Consolidated Tax Returns” has the meaning set forth in Section 9.2(a).

“Contemplated Transactions” has the meaning set forth in Section 4.4(a).

“Deductible” has the meaning set forth in Section 8.1(a).

“Delayed Closing Date” has the meaning set forth in Section 2.5.

“Delayed Closing Period” means the period from (and including) the Scheduled Closing Date to (but excluding) the Delayed Closing Date.

“De Minimis Business” has the meaning set forth in Section 4.10(c).

“Dispute Notice” has the meaning set forth in Section 2.3(b).

“Dispute Period” has the meaning set forth in Section 2.3(b).

“Disputed Items” has the meaning set forth in Section 2.3(b).

“Distribution Agreement Related Products” has the meaning set forth in Section 8.1(c).

“DOJ” means the United States Department of Justice.

“Early Cut-Off Date” has the meaning set forth in Annex A.

“Elected Date” has the meaning set forth in Section 2.10(a)

“Employee Benefit Plan” means each (i) “employee benefit plan” (as defined in Section 3(3) of ERISA) (an “ERISA Plan”), (ii) bonus, deferred compensation, incentive, stock option, stock purchase, executive compensation, other equity-based, or other plan, program or agreement relating to compensation or fringe benefits, (iii) change in control plan, program or agreement, (iv) other plan, program or agreement that provides compensation or benefits to the Employees (including, but not limited to, any vacation, holiday, sick pay, or short-term disability program or arrangement, and any fringe benefit as defined in Section 132 of the Code, whether or not in writing) and (v) any individual employment, retention or severance agreement, each as sponsored or maintained by

Seller or an Affiliate thereof and as to which any Employee has participated or currently participates.

“Employees” means the individuals (including any individuals on leave) who are direct employees of any of the Acquired Companies or the Acquired Company Subsidiaries.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity under common control with an Acquired Company or an Acquired Company Subsidiary within the meaning of Sections 4001(b) of ERISA or 414(b) or 414(c) of the Code.

“Excess Capital Balance” means, as of any date, the Undistributed Excess Capital minus all Post-Closing Distributions up to (and including) such date.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Excluded Liabilities” means Losses incurred by the Acquired Companies and the Acquired Company Subsidiaries attributable to (i) the Zurich Indemnity Matters, except for those Zurich Indemnity Matters identified as not being Excluded Liabilities in Section 1.1(d) of the Sellers’ Disclosure Letter, whether or not such Losses are indemnified under the terms of the Zurich Agreement; (ii) the Employee Benefit Plans of Parent, Sellers or their Affiliates in effect prior to the Closing Date, except as expressly provided otherwise in Article V and except for those Employee Benefit Plans identified as not being Excluded Liabilities in Section 3.1(h)(i) of the Sellers’ Disclosure Letter; (iii) claims by Employees, Allocated Employees and former employees arising from their employment relationship with any of the Acquired Companies or the Acquired Company Subsidiaries (including but not limited to discrimination, harassment, wrongful discharge, unfair labor practices, immigration or occupational safety) arising out of actions or inactions prior to the Closing Date (provided, however, that any such claims related to actions or inactions contemplated by this Agreement shall not be considered Excluded Liabilities); (iv) violations, prior to the Closing Date, of any Requirements of Law, including supervisory requirements, arising from (A) the interactions of PMG Securities Corporation and Investors Brokerage Services, Inc. or any individual associated with either of them within the meaning of Section 3(a)(18) of the Exchange Act with their customers and potential customers or (B) the interactions of PMG Asset Management Inc. or any individual associated with it within the meaning of Section 202(a)(17) of the Investment Advisers Act with its clients and potential clients; (v) those reinsurance agreements identified in Section 3.1(v)(ii) of the Sellers’ Disclosure Letter; (vi) the Modal Premium Litigation; and (vii) to the extent CBD is unable to assign to CLAC pursuant to Section 4.8(g) its rights and obligations under the Ohio Casualty Agreement prior to the Closing Date, any matter that is indemnified by Ohio Casualty Corporation and Ohio Casualty Insurance Company under the Ohio Casualty Agreement, but only to the extent the Sellers or their Affiliates actually receive indemnification payments, net of

Taxes, from Ohio Casualty Corporation or Ohio Casualty Insurance Company pursuant to the Ohio Casualty Agreement with respect to such matter.

“Extended Termination Date” means, as applicable, the termination date provided by Section 9.6(a) for the survival of the representations and warranties of Sellers or Buyer, as the case may be, set forth in Sections 3.1(i)(x), 3.1(i)(xii), 3.1(i)(xiv) and 3.2(h).

“Federal Funds Rate” means the offered rate as reported in The Wall Street Journal in the “Money Rates” section for reserves traded among commercial banks for overnight use in amounts of $1,000,000 or more on the Business Day immediately prior to the day on which a payment is due hereunder.

“Filing Party” has the meaning set forth in Section 9.2(c).

“Final Adjusted Book Value” has the meaning set forth in Section 2.3(a)(ii).

“Final Adjustment Date” has the meaning set forth in Section 2.3(a)(i).

“Final Adjustment Payment” has the meaning set forth in Section 2.3(d).

“Final Closing Date Balance Sheet” has the meaning set forth in Section 2.3(a)(ii).

“Final Determination” means: (i) a decision, judgment, decree or other order by the United States Tax Court or any other court of competent jurisdiction that has become final and unappealable; (ii) a closing agreement under Section 7121 of the Code or a comparable provision of any state, local or foreign Tax Law that is binding against the Internal Revenue Service or other Taxing Authority; (iii) any other final settlement with the Internal Revenue Service or other Taxing Authority; or (iv) the expiration of an applicable statute of limitations.

“Financial Services Business” has the meaning set forth in Section 4.10(c).

“Financing Arrangements” has the meaning set forth in Section 4.4(a).

“Financing Counterparties” has the meaning set forth in Section 4.4(a).

“Form A Applications” has the meaning set forth in Section 2.10(b).

“Form A Approvals” means the approvals of Buyer’s Form A Applications by the Insurance Regulators.

“Forms 8023” has the meaning set forth in Section 9.11(a).

“FTC” means the United States Federal Trade Commission.

“GAAP” means United States generally accepted accounting principles.

“GAAP Balance Sheets” has the meaning set forth in Section 3.1(d)(i).

“GAAP Financial Statements” has the meaning set forth in Section 3.1(d)(i).

“Goldman Coinsurance Arrangement” means the coinsurance arrangement proposed to be entered into on the Closing Date by CILAC and one or more reinsurance company subsidiaries of Goldman Sachs Group, Inc., pursuant to which such subsidiary or subsidiaries would reinsure the Variable Annuity Block.

“Governmental Entity” has the meaning set forth in Section 3.1(c)(ii).

“Hazardous Material” has the meaning set forth in Section 3.1(q)(iv).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indemnification Cap” has the meaning set forth in Section 8.1(a).

“Indemnification Notice” has the meaning set forth in Section 8.2(a).

“Indemnified Party” has the meaning set forth in Section 8.2(a).

“Indemnifying Party” has the meaning set forth in Section 8.2(a).

“Independent Accounting Firm” has the meaning set forth in Section 9.11(b).

“In-Force Variable Annuity Account Value” means the in-force variable annuity account value (including any amounts invested in a fixed investment option within a variable annuity) related to the Variable Annuity Block.

“Initial Variable Annuity Block Account Value” means $3,318,128,322, which represents the In-Force Variable Annuity Account Value as of June 30, 2005.

“Insurance Companies” means CILAC, CILC, CILCNY, CLAC and CLACNY.

“Insurance Company Incentive Plans” means the incentive plans sponsored or maintained by the Acquired Companies or the Acquired Company Subsidiaries identified in Section 1.1(a) of the Sellers’ Disclosure Letter.

“Insurance Producers” has the meaning set forth in Section 3.1(m)(iii).

“Insurance Regulator” means the Governmental Entity charged with supervision of insurance companies in the jurisdiction of domicile of the applicable Insurance Company.

“Intellectual Property Right” has the meaning set forth in Section 3.1(p)(i).

“Interim Period” means the period from (but excluding) June 30, 2005 to the Closing Date.

“Investment Advisers Act” means the Investment Advisers Act of 1940, as amended, and the rules and regulations thereunder.

“Investment Advisory Related Agreements” means all written agreements and arrangements for the performance of services as an investment adviser, as defined in Section 202(a)(11) of the Investment Advisers Act, for noninvestment company clients to which any Acquired Company Investment Adviser is a party or by which it is bound and which are currently actively in effect.

“Investment Guidelines” has the meaning set forth in Section 4.14.

“ISTP Costs” has the meaning set forth in Section 3.1(x).

“ISTP Projects” means the projects related to the Insurance Strategic Technology Program described in the Confidential Offering Memorandum distributed by Sellers or their Affiliates in connection with the proposed sale of the Acquired Companies and the Acquired Company Subsidiaries.

“June 30 Purchase Price” means the Purchase Price calculated as of June 30, 2006 which shall not include the effect of any Pre-Closing Distributions unless actually paid or made to Sellers on or prior to June 30, 2006.

“Kill Fees” means termination fees, “kill fees,” penalties or other similar expenses incurred as the result of termination or reduction in volume that arises in the context of the transactions contemplated herein.

“Knowledge” means the actual knowledge of (i) with respect to Sellers, those Persons listed in Section 1.1(b) of the Sellers’ Disclosure Letter, and (ii) with respect to Buyer, those Persons listed in Section 1.1(b) of the Buyer’s Disclosure Letter.

“Law” means any ordinance, writ, statute, treaty, rule, regulation or common law.

“Lease” means any lease, leasehold interest, sublease or license, including any amendment with respect thereto, pursuant to which any Acquired Company or Acquired Company Subsidiary uses or holds any material Leased Real Property.

“Leased Properties” has the meaning set forth in Section 3.1(q)(iii).

“Leased Real Property” means the real property leased by any Acquired Company or Acquired Company Subsidiary, as tenant, together with, to the extent leased by any Acquired Company or Acquired Company Subsidiary, all buildings and other structures, facilities or improvements currently located thereon, all fixtures thereto, and all easements, licenses, rights and other appurtenances relating to the foregoing.

“License Agreement” means the license agreement to be entered into between Parent and Buyer, in the form of Exhibit B hereto.

“Licensed Computer Programs” has the meaning set forth in Section 3.1(p)(iii).

“Licensed Trademarks” has the meaning set forth in Section 4.6(a).

“Liens” means all pledges, claims, liens, charges, encumbrances and security interests of any kind (other than restrictions on transfer imposed by applicable securities or insurance Laws).

“Listed Employees” has the meaning set forth in Section 5.1(a).

“Losses” has the meaning set forth in Section 8.1(a).

“MEC” has the meaning set forth in Section 3.1(m)(vii).

“Milliman” has the meaning set forth in Section 3.1(r).

“Modal Premium Litigation” means the matters set forth in Section 1.1(c) of the Sellers’ Disclosure Letter.

“New Annuity Volume” means the aggregate amount of premiums and deposits received during the Interim Period by the Insurance Companies attributable to new fixed and variable annuity contracts issued by them during the Interim Period and additions during the Interim Period to fixed annuity contracts issued by them.

“New Term Life and Universal Life Volume” means the aggregate amount of cash premiums received during the Interim Period by the Insurance Companies attributable to new term life and universal life insurance policies issued by them during the Interim Period.

“New York Court” has the meaning set forth in Section 11.7.

“Non-Admitted Assets” has the meaning set forth in Annex A hereto.

“Non-Compete Period” has the meaning set forth in Section 4.10(a).

“Non-Insurance Companies” has the meaning set forth in Annex A hereto.

“Notice Period” has the meaning set forth in Section 2.3(b).

“Ohio Casualty Agreement” means the Stock Purchase Agreement, dated as of July 21, 1999, by and among Ohio Casualty Corporation, Ohio Casualty Insurance Company and CBD, and ancillary documents thereto, in each case as amended or supplemented in accordance with the terms thereof.

“Operations Insurance Policies” has the meaning set forth in Section 3.1(t).

“Ordinary Course Exceptions” has the meaning set forth in Section 4.1.

“Other Reports” has the meaning set forth in Section 3.1(n).

“Owned Computer Programs” has the meaning set forth in Section 3.1(p)(ii).

“Parent” has the meaning set forth in the introductory paragraph of this Agreement.

“Parent Contracts” means all material contracts between (i) any of Parent and its Affiliates (excluding the Acquired Companies and the Acquired Company Subsidiaries) and (ii) any third party providers, under which such third party providers provide goods or services exclusively for the benefit of the Insurance Companies.

“Parent Severance Pay Plan” has the meaning set forth in Section 5.3(a).

“Party” and “Parties” have the meaning set forth in the introductory paragraph of this Agreement.

“Permit(s)” means all or any license, permit, consent, right, approval, authorization or qualification of any Governmental Entity under any federal, state or local law.

“Permitted Liens” means, as to any asset or property: (i) Liens for Taxes, assessments and other governmental charges that are not yet due and payable or are being contested in good faith by appropriate proceedings; (ii) Liens arising by operation of law, including Liens of landlords and Liens of carriers, warehousemen, mechanics and materialmen and Liens arising in the ordinary course of business for sums not yet due and payable; (iii) Liens arising from the actions or conduct of Buyer; (iv) Liens deemed to be created by this Agreement; and (v) other Liens that do not materially and adversely affect the value, occupancy or present use of such property or assets.

“Person” means any natural person, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

“PLC” means Protective Life Corporation, a Delaware corporation and the owner of all of the outstanding shares of capital stock of Buyer.

“Post-Closing Distributions” means an amount equal to (i) the sum of the distributions, whether payable as dividends (ordinary or extraordinary), repurchase of securities or any distribution representing a return of capital, that the Top-Tier Insurance Companies are permitted, in accordance with applicable Requirements of Law, to pay or make to Buyer or any Affiliate of Buyer after the Closing (whether or not actually paid or made) plus (ii) if any Top-Tier Insurance Company ceases to be an Affiliate of Buyer as a result of the sale of the capital stock of such Top-Tier Insurance Company (in one transaction or a series of transactions) or the merger of such Top-Tier Insurance Company with or into any Person, the amount by which the gross proceeds received by Buyer or any Affiliate of Buyer in such transaction (or series of transactions) exceeds an amount equal to 450% of such Top-Tier Insurance Company’s authorized control level risk-based capital (as defined in the RBC Instructions) as of the date such Top-Tier Insurance Company ceased to be an Affiliate of Buyer; provided, however, that as of any date up to (but excluding) the first anniversary of the Closing Date, Post-Closing Distributions shall equal all such amounts from (and including) the Closing Date to (but excluding) the first anniversary of the Closing Date; and provided, further, that as of any date from (and including) the first anniversary of the Closing Date, Post-Closing Distributions shall equal all such amounts from (and including) the Closing Date to (and including) such date minus the cumulative statutory net income (which on a cumulative basis shall not be less then zero) of the Top-Tier Insurance Companies from (and including) the first anniversary of the Closing Date to (and including) such date.  Such statutory net income shall be reasonably agreed to by the Parties using such reasonable estimates as the Parties shall agree from time to time by reference to net income (line 35) in the summary of operations included in the available statutory financial statements of the Top-Tier Insurance Companies (or if the line number is changed in such statutory financial statements, on the line that supersedes line 35 and reflects net income) as determined consistent with the accounting principles, procedures, policies and methods used in calculating net income (line 35) in the summary of operations included in the SAP Statements.  All Post-Closing Distributions during any specified period shall be adjusted to eliminate double-counting resulting from distributions that are counted as Post-Closing Distributions in a prior period and not actually paid or made.

“Pre-Closing Distributions” means the sum of all distributions, whether paid as dividends (ordinary or extraordinary), repurchase of securities or any distribution representing a return of capital, that the Top-Tier Insurance Companies actually make or pay to Sellers or any Affiliate of Sellers between the date hereof and the Closing.

“Pre-Closing Tax Year” means a taxable year that begins before the Closing Date, including the portion of the taxable period that begins before the Closing Date and ends on or after the Closing Date.

“Preliminary Adjusted Book Value” means an amount equal to the Adjusted Book Value as reflected on the Preliminary Closing Date Balance Sheet, as determined in accordance with the procedures set forth in Annex A hereto and the illustrative calculations set forth in Annex B hereto.

“Preliminary Closing Date Balance Sheet” means the combined balance sheet of the Acquired Companies as of the last calendar day of the month that is three (3) months immediately prior to the month in which the Closing Date falls, prepared by Sellers using the accounting principles, procedures, policies and methods consistent with those used in preparing the SAP Balance Sheets, and with respect to the Non-Insurance Companies, the GAAP Balance Sheets.

“Pre-Tax Claim Notice” has the meaning set forth in Section 9.4(g).

“Proposed Final Adjusted Book Value” has the meaning set forth in Section 2.3(a)(i).

“Proposed Final Adjusted Book Value Certificate” has the meaning set forth in Section 2.3(a)(i).

“Proposed Final Closing Date Balance Sheet” has the meaning set forth in Section 2.3(a)(i).

“Protective Class” has the meaning set forth in Section 4.10(d).

“Protective Products” has the meaning set forth in Section 4.10(d).

“Purchase Price” has the meaning set forth in Section 2.2.

“Quarterly Period” has the meaning set forth in Section 4.16(b).

“RBC Instructions” means the RBC Instructions of the National Association of Insurance Commissioners in effect as of the date hereof.

“RBC Ratio” means, as of any date of determination, the ratio (expressed as a percentage) that the applicable insurance company’s capital and surplus (which with respect to any Insurance Company, shall be such Insurance Company’s Capital and Surplus as defined herein) bears to its authorized control level risk-based capital (as defined in the RBC Instructions) as of such date, calculated in accordance with the life insurance risk-based capital formula contained in the RBC Instructions, and using reserving methodologies and asset classifications consistent with the manner in which the such insurance company has prepared its SAP-basis financial statements.  If such calculation is not made on the basis of data contained in annual SAP-basis financial statements, premium (as defined in the RBC Instructions) for the year-to-date period will be reasonably estimated and annualized wherever required in such calculation.

“Reference Adjusted Book Value” means $315,700,000, representing an amount equal to the Adjusted Book Value as of June 30, 2005, as reflected in the calculations set forth in Annex B hereto and determined in accordance with the procedures set forth in Annex A hereto.

“Registered Separate Account” has the meaning set forth in Section 3.1(m)(v).

“Regulation S-X” means the regulation promulgated by the SEC at 17 C.F.R. 210.

“Reinsurance Agreement” has the meaning set forth in Section 3.1(l).

“Requirements of Law” means, with respect to any Person, any Law, judgment, order, decree, injunction of (or an agreement with) a Governmental Entity, in each case binding on that Person or its property or assets.

“Restricted Business” has the meaning set forth in Section 4.10(c).

“Restructured Reinsurance Agreements” has the meaning set forth in Section 3.1(v).

“SAP” means, as to Buyer or any Insurance Company, the statutory accounting practices prescribed by applicable Law.

“SAP Balance Sheets” has the meaning set forth in Section 3.1(d)(i).

“SAP Statements” has the meaning set forth in Section 3.1(d)(i).

“Scheduled Closing Date” has the meaning set forth in Section 2.5.

“SEC” means the United States Securities and Exchange Commission.

“Section 338(h)(10) Companies” has the meaning set forth in Section 9.11(a).

“Section 338(h)(10) Elections” has the meaning set forth in Section 9.11(a).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Seller” and “Sellers” has the meaning set forth in the introductory paragraph of this Agreement.

“Seller Consolidated Group Tax Claim” has the meaning set forth in Section 9.4(b).

“Seller Entities” has the meaning set forth in Section 4.10(a).

“Seller Indemnified Parties” has the meaning set forth in Section 8.1(b).

“Sellers’ Disclosure Letter” means the Sellers’ Disclosure Letter (including any attachments thereto) delivered by Sellers in connection with, and constituting a part of, this Agreement.

“Separate Accounts” has the meaning set forth in Section 3.1(m)(v).

“Settlement Date” has the meaning set forth in Section 2.3(d).

“Special Volume Adjustment” means the sum of (a) the product of (i) 0.0323 times (ii) the excess, if any, of the Annuity Threshold Amount over the New Annuity Volume plus (b) the product of (i) 1.0890 times (ii) the excess, if any, of the Term Life and Universal Life Threshold Amount over the New Term Life and Universal Life Volume.

“Straddle Taxes” has the meaning set forth in Section 9.1(c).

“Subsidiary” means with respect to any Person, any other Person of which such first Person (either alone or through or together with any other Subsidiary) owns, directly or indirectly, a majority of the outstanding equity securities or securities carrying a majority of the voting power in the election of the board of directors or other governing body of such Person.

“Surplus Assets” has the meaning set forth in Annex A hereto.

“Tax” or “Taxes” means all (i) federal, state, county, local, foreign and other taxes, assessments, charges, duties, fees, levies, imposts or other similar charges imposed by a Taxing Authority, including all income, franchise, profits, capital gains, capital stock, gross receipts, production, customs, sales, use, transfer, service, occupation, ad valorem, property, excise, severance, windfall profits, premium, stamp, license, payroll, employment, social security, alternative minimum, add-on, value-added, capital taxes, withholding and other similar charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), and all estimated taxes, deficiency assessments, additions to tax, interest and penalties (civil or criminal), additional amounts imposed by any Taxing Authority on or in respect of a failure to comply with any requirement relating to such taxes or any Tax Return and (ii) any liability of any Person for the payment of amounts with respect to payments of a type described in clause (i) above as a transferee, successor or payable pursuant to a contractual obligation.

“Taxing Authority” means the Internal Revenue Service and any other domestic or foreign governmental authority responsible for the administration of any Tax.

“Tax Claim” has the meaning set forth in Section 9.4(a).

“Tax Dispute” has the meaning set forth in Section 9.2(c).

“Tax Dispute Date” has the meaning set forth in Section 9.2(c).

“Tax Indemnifying Party” has the meaning set forth in Section 9.2(c).

“Tax Package” has the meaning set forth in Section 9.5(d).

“Tax Product Claim” means any claim for Losses brought by a Buyer Indemnified Party that is based upon a breach of the representation and warranty of Sellers set forth in Section 3.1(m)(vii).

“Tax Product Determination Date” has the meaning set forth in Section 8.1(c).

“Tax Referee” has the meaning set forth in Section 9.2(c).

“Tax Return” means any return, report or statement filed or required to be filed with respect to any Tax (including any elections, declarations, schedules or attachments thereto, and any amendment thereof), including any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes the Acquired Companies, the Acquired Company Subsidiaries or their Affiliates.

“Tax Sharing Agreements” has the meaning set forth in Section 9.7.

“Term Life and Universal Life Threshold Amount” means the product of (a) $38,000,000 times (b) a fraction, the numerator of which is the actual number of days in the Interim Period and the denominator of which is 365.

“Third Party Claim” has the meaning set forth in Section 8.3(a).

“Top-Tier Insurance Companies” means CLAC, CLACNY and CILAC.

“TPA Agreement” has the meaning set forth in Section 3.1(l).

“TPA Firm” has the meaning set forth in Section 5.1(b).

“Transfer Taxes” has the meaning set forth in Section 9.9.

“Transferred Employees” has the meaning set forth in Section 5.1(a).

“Transition Services Agreement” means the Transition Services Agreement to be entered into between Sellers and Buyer, in the form of Exhibit C hereto.

“Treasury Regulation” means the final, temporary or proposed regulations promulgated by the Treasury Department under the Code and any reference to a Treasury Regulation that is amended, revised or otherwise superseded subsequent to the date hereof shall be interpreted as referring to the Treasury Regulation prior to such change so as to achieve the result originally intended by the Parties.

“Undistributed Excess Capital” has the meaning set forth in Section 2.9(a).

“Vacation Policy” has the meaning set forth in Section 5.5.

“Variable Annuity Block” means the variable annuity business written or reinsured by the Insurance Companies.

“WARN Act” has the meaning set forth in Section 5.9.

“WARN Costs” has the meaning set forth in Section 5.3(b).

“Wilton Coinsurance Arrangement” means the coinsurance arrangement proposed to be entered into on the Closing Date by certain of the Insurance Companies and one or more reinsurance company subsidiaries of Wilton Re Holdings, Ltd., pursuant to which such subsidiary or subsidiaries would reinsure certain of the in-force life insurance and fixed annuity business written by such Insurance Companies.

“Zurich Agreement” means the Stock and Asset Purchase Agreement, dated as of May 29, 2003, by and among Zurich Holding Company of America, Kemper Corporation, Kemper Investors Life Insurance Company, Zurich Financial Services, BOIH and Bank One Corporation, and ancillary documents thereto, in each case as amended or supplemented in accordance with the terms thereof.

“Zurich Indemnity Matters” means the unresolved claims for indemnification (other than the Modal Premium Litigation) that Sellers or any of their Affiliates, have made against Zurich Financial Services or any of its Affiliates, prior to the Closing Date, pursuant to the Zurich Agreement.  All of the Zurich Indemnity Matters that exist as of the date hereof are set forth in Section 1.1(d) of the Sellers’ Disclosure Letter.

ARTICLE II

PURCHASE AND SALE OF THE SHARES

SECTION 2.1.        Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing, the applicable Seller shall sell to Buyer, and Buyer shall purchase from the applicable Seller, the Acquired Company Shares owned by the applicable Seller, free and clear of all Liens (other than Permitted Liens or restrictions on transfer in respect of the Acquired Company Shares that arise out of the Securities Act).

SECTION 2.2.        Purchase Price. Subject to Section 2.3, in consideration for the sale of the Acquired Company Shares, the aggregate purchase price payable by Buyer to Sellers shall consist of cash in an amount of $825,000,000 plus or minus, as the case may be, the following additional amounts (the aggregate purchase price, as adjusted as provided in this Section 2.2, the “Purchase Price”):

(a)           plus the excess, if any, of the Preliminary Adjusted Book Value over the Reference Adjusted Book Value minus the excess, if any, of the Reference Adjusted Book Value over the Preliminary Adjusted Book Value;

(b)           plus 0.02 multiplied by the excess, if any, of the Closing Variable Annuity Block Account Value over the Closing Variable Annuity Block Market Value minus 0.02 multiplied by the excess, if any, of the Closing Variable Annuity Block Market Value over the Closing Variable Annuity Block Account Value;

(c)           plus (i) 0.02 multiplied by the excess, if any, of (x) the Closing Variable Annuity Block Market Value over the Initial Variable Annuity Block Account Value over (y) 10% of the Initial Variable Annuity Block Account Value minus (ii) 0.02 multiplied by the excess, if any, of (x) the Initial Variable Annuity Block Account Value over the Closing Variable Annuity Block Market Value over (y) 10% of the Initial Variable Annuity Block Account Value;

(d)           minus the Special Volume Adjustment, if any;

(e)           plus any amounts payable to Sellers pursuant to Section 2.10(a) or Section 2.10(e); and

(f)            plus any amounts payable to Sellers pursuant to Section 4.17(c) and Section 4.17(d).

SECTION 2.3. Closing Date Balance Sheet; Payments on the Settlement Date.

(a)           (i)  Not later than ninety (90) days after the Closing Date or such other time as is mutually agreed in writing by the Parties, Buyer shall prepare, or cause to be prepared, and deliver to Sellers:

(A) a combined balance sheet of the Acquired Companies as of the last calendar day of the month immediately preceding the Closing Date (such last calendar day, the “Final Adjustment Date”) which shall be prepared using the accounting principles, procedures, policies and methods used by Sellers in preparing the Preliminary Closing Date Balance Sheet (the “Proposed Final Closing Date Balance Sheet”) and which shall reflect the Adjusted Book Value as of the Final Adjustment Date; the Proposed Final Closing Date Balance Sheet shall be determined in accordance with the procedures set forth in Annex A hereto (the “Proposed Final Adjusted Book Value”); and

(B)           an officer’s certificate of Buyer (the “Proposed Final Adjusted Book Value Certificate”) setting forth the calculations used in determining the Proposed Final Adjusted Book Value in at least the same level of detail as the calculations and footnotes set forth in Annex B hereto.

(ii)           Upon the delivery of the Proposed Final Closing Date Balance Sheet and the Proposed Final Adjusted Book Value Certificate prepared in accordance with Section 2.3(a)(i), Buyer shall (A) provide to Sellers and their representatives copies of such work papers, books and records and other documents relating to its and its accountants’ preparation of such documents and the calculation of the Proposed Final Adjusted Book Value and (B) cooperate in good faith with, and make its and its Affiliates’ employees and facilities reasonably available to, Sellers and their representatives for the purpose of providing such other information as Sellers may reasonably request concerning the Proposed Final Closing Date Balance Sheet and the Proposed Final Adjusted Book Value.  The combined balance sheet of the Acquired Companies and Adjusted Book Value as finally agreed or determined in accordance with Section 2.3(b) are hereinafter referred to as the “Final Closing Date Balance Sheet” and the “Final Adjusted Book Value,” respectively.

(b)           Within sixty (60) days after its receipt of the Proposed Final Closing Date Balance Sheet or such other time as is mutually agreed in writing by the Parties (the “Notice Period”), Sellers shall deliver in writing to Buyer either (i) their agreement as to the calculation of the Proposed Final Closing Date Balance Sheet and the Proposed Final Adjusted Book Value or (ii) their dispute thereof (if any), specifying in reasonable detail the nature of their dispute (such items in dispute, the “Disputed Items” and such notice of the Disputed Items, the “Dispute Notice”).  If Sellers fail to deliver to Buyer a Dispute Notice within the Notice Period, the Proposed Final Closing Date Balance Sheet and the Proposed Final Adjusted Book Value shall be final and binding on the Parties and shall constitute the Final Closing Date Balance Sheet and the Final Adjusted Book Value, respectively.  If Sellers deliver to Buyer a Dispute Notice prior to the expiration of the Notice Period, each Party shall cooperate and shall cause its representatives to cooperate with the other Parties and their representatives in good faith to seek to promptly resolve the Disputed Items.  Any Disputed Items that are agreed to in writing by the Parties within thirty (30) days of receipt of the Dispute Notice by Buyer or such other time as is mutually agreed in writing by the Parties (the “Dispute Period”) shall be final and binding upon Buyer and Sellers and become part of the calculation of the Final Adjusted Book Value.  If at the end of the Dispute Period, the Parties have failed to reach agreement with respect to any Disputed Items, such Disputed Items shall be promptly submitted to Ernst & Young LLP or if such accounting firm is not available, to an independent certified public accounting firm of national standing and reputation jointly selected and retained by Buyer and Sellers that is not an independent auditor for either Buyer or Sellers; provided, however, that if Buyer and Sellers are unable to select such other accounting firm within twenty (20) days after the expiration of the

Dispute Period, either Buyer or Sellers may request the American Arbitration Association to appoint, within twenty (20) Business Days from the date of such request, an independent accounting firm meeting the requirements set forth above and with significant relevant experience.  The accounting firm so selected at the end of the Dispute Period shall be referred to herein as the “Accountant.”  The Accountant may consider only those Disputed Items which Buyer and Sellers have been unable to resolve within the Dispute Period, and must resolve such Disputed Items in accordance with the terms and provisions of this Agreement; provided, however, that the determination of the Accountant will neither be more favorable to Buyer than reflected in the Proposed Final Closing Date Balance Sheet or the Proposed Final Adjusted Book Value Certificate nor more favorable to Sellers than reflected in the Sellers’ Dispute Notice (excluding the allocation of expenses incurred in connection with the resolution of the Disputed Items).  The Accountant shall deliver to Buyer and Sellers, as promptly as practicable and in any event within forty-five (45) days after its appointment, a written report setting forth the resolution of each Disputed Item and the resulting Final Closing Date Balance Sheet and the Final Adjusted Book Value determined in accordance with the terms of this Agreement.  The conclusions in such report shall be final and binding upon Buyer and Sellers and become part of the calculation of the Final Adjusted Book Value.  The forty-five (45) day period for delivering the written report may be extended (x) by the mutual written consent of the Parties or (y) by the Accountant for up to thirty (30) days for good cause shown.  Each of Buyer and Sellers shall bear all of the fees and costs incurred by it in connection with the resolution of the Disputed Items, except that all fees and expenses relating to the foregoing work by the Accountant shall be borne by Buyer and Sellers, as the case may be, in inverse proportion as they may prevail on the Final Adjusted Book Value and the remainder of such expenses shall be borne by the other Party, which proportionate allocation will also be determined by the Accountant and be included in the Accountant’s written report.

(c)           During the Dispute Period and, if applicable, the time in which the Accountant is reviewing the Disputed Items, each Party shall make available (i) to the other Party and its representatives its accountants’ work papers, schedules and other supporting data as may be reasonably requested by such Party to enable such Party to verify the amounts set forth on the Proposed Final Closing Date Balance Sheet and the Proposed Final Adjusted Book Value Certificate, and (ii) to the Accountant (if applicable) such work papers, schedules and other supporting data as the Accountant may reasonably request to resolve the Disputed Items submitted to it.

(d)           If the Preliminary Adjusted Book Value exceeds the Final Adjusted Book Value, Sellers shall pay to Buyer or, if the Final Adjusted Book Value exceeds the Preliminary Adjusted Book Value, Buyer shall pay to Sellers, an amount in United States dollars equal to the absolute value of the difference between the Preliminary Adjusted Book Value and the Final Adjusted Book Value (the “Final Adjustment Payment”).  The Final Adjustment Payment shall be due and payable on the second Business Day after Buyer and Sellers agree to the Final Closing Date Balance Sheet and the Final Adjusted Book Value or Buyer and Sellers receive notice of any final determination of the Final Closing Date Balance Sheet and the Final Adjusted Book Value, in each case as agreed or determined in accordance with Section 2.3(b) (the “Settlement Date”).

(e)           The Final Adjustment Payment (plus interest on such amount from (and including) the Closing Date up to (but excluding) the Settlement Date at a rate per annum equal to the Federal Funds Rate as of the Closing Date, calculated on the basis of a year of 360 days and the actual number of days elapsed) shall be made by wire transfer of immediately available funds to the account or accounts of the Party entitled to receive such payment, which account or accounts shall be designated by Buyer to Sellers or by Sellers to Buyer, as the case may be, not less than two (2) Business Days prior to the Settlement Date.

SECTION 2.4.        Allocation Principles.  Any payments or reimbursements to Sellers by Buyer or its Affiliates under this Agreement (including, without limitation, the Purchase Price, the Final Adjustment Payment and indemnification payments pursuant to Article VIII and Article IX) shall be allocated between Sellers and further allocated to the Acquired Company Shares and among the Acquired Company Subsidiaries in accordance with the principles set forth in Exhibit A hereto.

SECTION 2.5.        Closing.  Unless this Agreement shall have been terminated pursuant to Section 10.1 and subject to the satisfaction or waiver of each of the conditions set forth in Article VI, the closing of the purchase and sale of the Acquired Company Shares (the “Closing”) shall take place: (i) at the offices of LeBoeuf, Lamb, Greene & MacRae LLP, 125 West 55th Street, New York, New York at 10:00 a.m. on the first Business Day after the month in which the last of the conditions set forth in Article VI (other than those conditions which by their terms can only be satisfied at the Closing) shall have been satisfied or waived in accordance with this Agreement (the “Scheduled Closing Date”), provided, that Buyer may elect, pursuant to Section 2.10, to delay the Closing to the first Business Day of the next month after the Scheduled Closing Date (the “Delayed Closing Date”), or (ii) at such other place, time or date as the Parties shall agree in writing.  The date on which the Closing is to occur (which, for the avoidance of doubt, may be the Scheduled Closing Date, the Delayed Closing Date or such other date as the Parties shall agree in writing) is referred to herein as the “Closing Date.”

SECTION 2.6.        Pre-Closing Deliveries.  At least two (2) Business Days prior to the Closing Date, Sellers shall deliver to Buyer (a) instructions designating the account or accounts to which the Purchase Price shall be deposited by wire transfer on the Closing Date and (b) the Preliminary Closing Date Balance Sheet and a certificate duly executed by an appropriate executive officer of each Seller setting forth the calculation of the Preliminary Adjusted Book Value in at least the same level of detail as the calculations and footnotes set forth in Annex B hereto.

SECTION 2.7.        Closing Deliveries.  At the Closing, the Parties shall take the following actions:

(a)           Sellers shall deliver to Buyer:

(i)            a receipt evidencing receipt by Sellers of payment and delivery by Buyer of the Purchase Price;

(ii)           certificates representing the Acquired Company Shares to be transferred by each Seller, duly executed in blank or accompanied by stock powers duly executed in blank, in proper form for transfer and accompanied by all requisite stock transfer tax stamps;

(iii) copies (or other evidence) of all valid approvals or authorizations of, filings or registrations with, or notifications to, all Governmental Entities required to be obtained, filed or made by Sellers in satisfaction of Section 6.1(a);

(iv) a duly executed certificate of non-foreign status in the form and manner that complies with Section 1445 of the Code;

(v)           the officer’s certificates contemplated in Section 6.2(a); and

(vi) all such additional instruments, documents and certificates provided for by this Agreement or as may be reasonably requested by Buyer in connection with the closing of the transactions contemplated by this Agreement and the Ancillary Documents.

(b)           Buyer shall deliver to Sellers:

(i)            cash in an amount equal to the Purchase Price, which shall be made by wire transfer of immediately available funds to the account or accounts designated by Sellers pursuant to Section 2.6;

(ii)           copies (or other evidence) of all valid consents, approvals or authorizations of, filings or registrations with, or notifications to, all Governmental Entities required to be obtained, filed or made by Buyer in satisfaction of Section 6.1(a) and Section 6.1(c);

(iii) the officer’s certificate contemplated in Section 6.3(a); and

(iv) all such additional instruments, documents and certificates provided for by this Agreement or as may be reasonably requested by Sellers in connection with the closing of the transactions contemplated by this Agreement and the Ancillary Documents.

(c)           Each of the Parties shall, or shall cause its applicable Affiliates to, execute and deliver a counterpart of each of the following agreements to which it or any such Affiliate is a party (collectively, the “Ancillary Documents”):

(i)            the License Agreement; and

(ii)           the Transition Services Agreement.

SECTION 2.8.        Proceedings at Closing.  All proceedings to be taken, and all documents to be executed and delivered by the Parties, at the Closing shall be deemed to have been taken and executed simultaneously, and, except as permitted hereunder, no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.

SECTION 2.9.        Payment of Cost of Excess Capital.  (a) If Sellers receive Pre-Closing Distributions of less than $340,000,000 (or such lesser amount as shall be specified in writing by Buyer pursuant to Section 4.8(a)) between the date hereof and the Closing (the difference between $340,000,000 (or such lesser amount as shall be specified in writing by Buyer pursuant to Section 4.8 (a)) and the amount of Pre-Closing Distributions received by Sellers prior to or at the Closing, the “Undistributed Excess Capital”), then, not later than forty-five (45) days after each of the first, second, third and fourth anniversaries of the Closing Date, Sellers shall pay to Buyer, by wire transfer to an account designated in writing by Buyer, an amount equal to the sum of 0.75% times the Excess Capital Balance as of the first day of each of the twelve (12) months in the twelve (12) month period from (and including) the Closing Date or the applicable anniversary of the Closing Date, as the case may be, to (but excluding) the first anniversary of the Closing Date or the next anniversary of the Closing Date, as the case may be.  Notwithstanding anything contained in this Section 2.9(a) to the contrary, if, at the beginning of any of the months specified in the preceding sentence the Excess Capital Balance is zero or negative, the obligations of Sellers to pay Buyer under this Section 2.9 with respect to such month and all subsequent months shall immediately terminate and the provisions in this Section 2.9 shall no longer apply (other than with respect to any unpaid amounts from prior months due to Buyer which shall be settled at the next anniversary of the Closing Date or other date agreed to by the Parties).

(b)           Buyer hereby covenants and agrees that from the Closing Date until Sellers’ obligation to pay Buyer pursuant to this Section 2.9 shall terminate: (i) Buyer shall not take, or permit any of its Affiliates to take, any action that has the purpose of reducing any Insurance Company’s RBC Ratio in order to limit such Insurance Company’s ability to make or pay distributions as contemplated by this Section 2.9; and (ii) Buyer shall use its best efforts to take, or cause to be taken, any and all actions and to do, or cause to be done, any and all things necessary, proper or advisable under applicable Requirements of Law or otherwise, so as to, as promptly as practicable, reduce the Excess Capital Balance to zero; provided, however, that Buyer shall not be required to: (1) cause any Insurance Company to make or pay any distribution under this Section 2.9 to the extent that, after giving effect to such distribution, such Insurance Company’s RBC Ratio would be lower than 450% immediately following the payment of such distribution; (2) commence any lawsuit against applicable Insurance Regulators; or (3) inject any capital into an Insurance Company or otherwise raise capital on its behalf; or (4) sell or merge any Top-Tier Insurance Company in order to generate Post-Closing Distributions.  Without limiting any other provision of this Section 2.9, Buyer shall: (i) make, or cause to be made, requests for approval of distributions under this Section 2.9 with applicable Insurance Regulators at such reasonable intervals as Sellers may request; (ii) provide to Sellers copies of all applications or other material communications to such Insurance Regulators in connection with such approval requests a reasonable time in advance of the filing or submission thereof; (iii) provide Sellers a reasonable opportunity to provide comments thereon and consider in good faith comments timely received from Sellers with respect thereto; and (iv) keep Sellers apprised of the status of obtaining any such approvals.

SECTION 2.10. Delayed Closing.  (a)  If all of the conditions set forth in Article VI (other than those conditions which by their terms can only be satisfied at the Closing) shall have been satisfied or waived in accordance with this Agreement on or prior to the date that is 150 days after the date hereof, Buyer may, upon written notice to Sellers prior to the

Scheduled Closing Date, elect to delay the Closing until the Delayed Closing Date.  In the event that Buyer makes such election, (i) the conditions set forth in Section 6.2(a) and Section 6.2(d) shall be deemed satisfied on the Delayed Closing Date if they were satisfied on the Scheduled Closing Date and (ii) not later than five (5) Business Days before the Delayed Closing Date, Sellers shall notify Buyer in writing of their election to have the Purchase Price determined as of the Scheduled Closing Date or the Delayed Closing Date (the date so elected is hereinafter referred to as the “Elected Date”).  If Sellers elect the Scheduled Closing Date as the Elected Date, Buyer shall pay Sellers, pursuant to Section 2.2(e), an amount equal to the product of (A) the Purchase Price as of such Scheduled Closing Date (giving effect to Pre-Closing Distributions as of such Scheduled Closing Date) times (B) the product of 0.06 times a fraction, the numerator of which is the number of days in the Delayed Closing Period and the denominator of which is 360.

(b)           If Buyer has not received all of the Form A Approvals by the date that is 150 days after the date hereof, Buyer may, upon written notice to Sellers, elect to (i) continue to pursue approval of the financing plan set forth in its existing Form A applications or other requests for approval of the acquisition of control of a domestic insurer (“Form A Applications”) or (ii) file, not later than the next Business Day after such 150th day, with the applicable Insurance Regulators, amendments of the Form A Applications which shall request approval for financing the transactions contemplated hereby through both (A) borrowings under the Bridge Facility, or any replacement bridge facility, and (B) any other financing plan (including bank debt and public and private offerings of debt, equity and hybrid securities) that Buyer, in consultation with Sellers, reasonably believes will satisfy the requirements of the Insurance Regulators in connection with their review of the Form A Applications, in each case in sufficient amounts to enable Buyer to pay the Purchase Price and consummate the transactions contemplated hereby.

(c)           If Buyer elects not to file amendments of the Form A Applications as provided in Section 2.10(b)(i), Buyer shall pay interest on the June 30 Purchase Price at a rate of 6.00% per annum calculated on the basis of a year of 360 days and the actual number of days elapsed beginning from (and including) the date that is 150 days after the date hereof to the earlier to occur of the Closing Date and the date this Agreement is terminated pursuant to Section 10.1.  Buyer shall pay such interest to Sellers by wire transfer to an account designated by Sellers on the first day of each month during the Delayed Closing Period, except the last payment shall be made on the earlier to occur of the Closing Date and the first day of the month following such termination.

(d)           If Buyer has timely filed the amendments of the Form A Applications as provided in Section 2.10(b)(ii), and has not received all of the Form A Approvals by the date that is 210 days after the date hereof, Buyer shall pay interest on the August 31 Purchase Price at a rate of 6.00% per annum calculated on the basis of a year of 360 days and the actual number of days elapsed beginning from (and including) the date that is 210 days after the date hereof to the earlier to occur of the Closing Date and the date this Agreement is terminated pursuant to Section 10.1.  Buyer shall pay such interest to Sellers by wire transfer to an account designated by Sellers on the first day of each month during the Delayed Closing Period, except the last payment shall be made on the earlier to occur of the Closing Date and the first day of the month following such termination.

(e)           If Buyer has timely filed the amendments of the Form A Applications as provided in Section 2.10(b)(ii), and thereafter all the conditions set forth in Article VI (other than those conditions which by their terms cannot be satisfied at the Closing) shall have been satisfied or waived in accordance with this Agreement prior to the date that is 210 days after the date hereof, Buyer may, upon written notice to Sellers prior to the Scheduled Closing Date, elect to delay the Closing until the Delayed Closing Date.  In the event that Buyer makes such election, (i) the conditions set forth in Section 6.2(a) and Section 6.2(d) shall be deemed satisfied on the Delayed Closing Date if they were satisfied on the Scheduled Closing Date and (ii) not later than five (5) Business Days before the Delayed Closing Date, Sellers shall notify Buyer in writing of their election to have the Purchase Price determined as of the Scheduled Closing Date or the Delayed Closing Date.  If Sellers elect the Scheduled Closing Date as the Elected Date, Buyer shall pay Sellers, pursuant to Section 2.2(e), an amount equal to the product of (A) the Purchase Price as of such Elected Date (giving effect to Pre-Closing Distributions as of such Elected Date) times (B) the product of 0.06 times a fraction, the numerator of which is the number of days in the Delayed Closing Period and the denominator of which is 360.

(f)            Notwithstanding anything in this Agreement to the contrary, if Buyer elects to delay the Closing until the Delayed Closing Date and the Elected Date referred to in subsections (a) and (e) is the Scheduled Closing Date and not the Delayed Closing Date: (i) the calculations set forth in Section 2.2(a), (b), (c) and (d) shall be made as if such Scheduled Closing Date were the Closing Date; (ii) the Final Adjustment Date referred to in Section 2.3 shall mean the last calendar day of the month immediately preceding such Scheduled Closing Date and the Proposed Final Closing Date Balance Sheet, the Proposed Final Adjusted Book Value, the Final Closing Date Balance Sheet, the Final Adjusted Book Value and the Final Adjustment Payment shall be determined as of such Final Adjustment Date; (iii) the Closing Date referred to in the definition of the Preliminary Closing Date Balance Sheet shall mean the last calendar day of the month that is three (3) months immediately prior to the month in which such Scheduled Closing Date falls; and (iv) the Closing Date referred to in Section 4.17(d) shall mean the Scheduled Closing Date.

(g)           For the avoidance of doubt, any payment made by Buyer pursuant to this Section 2.10 shall not constitute liquidated damages and shall be in addition to any other legal or equitable remedies available to Sellers, and any such payments shall not relieve Buyer of any liabilities or obligations resulting from or arising in connection with any breach of any representation, warranty, covenant or obligation set forth in this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

SECTION 3.1.        Representations and Warranties of Sellers.  Except as set forth in the Sellers’ Disclosure Letter, each Seller represents and warrants to Buyer as follows:

(a)           Organization, Standing and Corporate Power.  (i)  Each Seller is a corporation duly organized, validly existing and (where applicable) in good standing under the Laws of its jurisdiction of organization and has the requisite corporate power and authority to own its assets and carry on its business as currently conducted, except for those jurisdictions where the failure to be so organized, existing or in good standing or where the failure to have such power and authority would not reasonably be expected to have a Company Material Adverse Effect.  Each Seller is duly qualified to do business and is in good standing (where applicable) as a foreign corporation in each jurisdiction where the ownership or operation of its assets or the conduct of its business as currently conducted requires such qualification, except for those jurisdictions where the failure to be so qualified or to be in good standing would not reasonably be expected to have a Company Material Adverse Effect.

(ii)           Each Seller has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery by each Seller of this Agreement and the consummation by such Seller of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of such Seller.  This Agreement has been duly executed and delivered by each Seller and, assuming this Agreement constitutes the valid and binding agreement of Buyer, constitutes a valid and binding obligation of such Seller, in each case enforceable against such Seller in accordance with its terms, subject to (A) applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (B) general equitable principles (regardless of whether considered in a proceeding of law or in equity).

(iii)          Each Acquired Company and each Subsidiary of each Acquired Company (each, an “Acquired Company Subsidiary” and collectively, the “Acquired Company Subsidiaries”) is a corporation duly organized, validly existing and (where applicable) in good standing under the Laws of its jurisdiction of organization and has the requisite corporate power and authority to own its assets and to carry on its business as currently conducted, except for those jurisdictions where the failure to be so organized, existing or in good standing or where the failure to have such power and authority would not reasonably be expected to have a Company Material Adverse Effect.  Each Acquired Company and Acquired Company Subsidiary is duly qualified to do business and is in good standing (where applicable) as a foreign corporation in each jurisdiction where the ownership or operation of its assets or the conduct of its business as currently conducted requires such qualification, except for those jurisdictions where the failure to be so qualified or to be in good standing would not reasonably be expected to have a Company Material Adverse Effect.  Sellers have made available to Buyer true and correct copies of the articles or certificate of incorporation, by-laws or comparable organizational documents of each Acquired Company and Acquired Company Subsidiary.

(b)           Capital Stock of the Acquired Companies and the Acquired Company Subsidiaries.  (i)  Section 3.1(b)(i) of the Sellers’ Disclosure Letter lists each Acquired Company Subsidiary and any Person (other than an Acquired Company Subsidiary) in which the Acquired Companies and the Acquired Company Subsidiaries, individually or collectively, own more than 5% of the outstanding common stock, any other voting stock or similar equity securities thereof (including options, warrants, rights, commitments or agreements to acquire such equity securities), or otherwise possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of such Person.

(ii)           The BOIH Acquired Company Shares and CBD Acquired Company Shares (A) are beneficially and legally owned by BOIH and CBD, respectively, free and clear of all Liens (except for Permitted Liens), and (B) were duly authorized and validly issued and are fully paid and non-assessable.  All of the outstanding shares and other ownership interests of each Acquired Company Subsidiary (the “Acquired Company Subsidiary Shares”) (x) are beneficially and legally owned, directly or indirectly, by an Acquired Company, free and clear of all Liens (except for Permitted Liens), and (y) were duly authorized and validly issued and are fully paid and non-assessable.

(iii) There are no outstanding options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the Acquired Company Shares or the Acquired Company Subsidiary Shares or obligating Sellers or any of their Affiliates, at any time or upon the occurrence of certain events, to offer, issue, sell, transfer, vote or otherwise dispose of any Acquired Company Shares or Acquired Company Subsidiary Shares.

(c)           Non-Contravention; Consents.  (i)  Provided that the consents, approvals, authorizations and other actions described in Section 3.1(c)(ii) have been obtained or taken and except as set forth in Section 3.1(c)(i) of the Sellers’ Disclosure Letter and except as may result from any facts or circumstances relating to Buyer or any of its Affiliates, the execution, delivery and performance by Sellers of this Agreement do not, and the consummation of the transactions contemplated hereby will not, (A) conflict with any of the provisions of the articles or certificates of incorporation or by-laws or comparable organizational documents of any Seller or of any Acquired Company or Acquired Company Subsidiary, (B) conflict with, result in a breach of or default (with or without notice or lapse of time, or both) under or give rise to a right of termination under, any contract, agreement, Permit or instrument to which any Seller, Acquired Company or Acquired Company Subsidiary is a party or (C) subject to the matters referred to in Section 3.1(c)(ii), contravene any Requirements of Law applicable to any Seller, Acquired Company or Acquired Company Subsidiary, except, in the case of clauses (B) and (C), for such violations, conflicts, breaches or defaults which would not reasonably be expected to have a Company Material Adverse Effect.

(ii)           No consent, approval or authorization of, or declaration or filing with, or notice to, any domestic or foreign court, governmental or regulatory authority or agency (each, a “Governmental Entity”) is required by or with respect to any Seller, Acquired Company or Acquired Company Subsidiary in connection with the execution and delivery of this Agreement by Sellers or the consummation by Sellers of any of the transactions contemplated hereby, except for: (A) the filing of pre-merger notification and report forms under the HSR Act; (B) the approvals, filings and notices required under the insurance Laws of the jurisdictions in which the Insurance Companies are organized or licensed to transact the business of insurance; (C) the approvals, filings and notices required for a change in control of a registered broker-dealer and/or a registered investment adviser under the rules of NASD, Inc., the Exchange Act, the Investment Advisers Act and applicable state Laws; (D) such other consents, approvals, authorizations, declarations, filings or notices as are set forth in Section 3.1(c)(ii) of the Sellers’ Disclosure Letter; and (E) such other consents, approvals, authorizations, declarations, filings or notices which the failure to obtain or make would not reasonably be expected to have a Company Material Adverse Effect.

(d)           SAP and GAAP Financial Statements.  (i) Sellers have made available to Buyer:  (A) the audited SAP balance sheets of the Insurance Companies as of December 31, 2004 and the related statements of operations for the year then ended and the unaudited SAP balance sheets of the Insurance Companies as of June 30, 2005 and September 30, 2005 (collectively, the “SAP Balance Sheets”) and the related statements of operations for the six or nine-month periods then ended (collectively, the “SAP Statements”), and (B) the audited GAAP balance sheets of the Non-Insurance Companies (other than CIDI) as of December 31, 2004 and the related statements of operations, changes in stockholder’s equity and cash flows for the year then ended, the unaudited GAAP balance sheet of CIDI as of December 31, 2004 and the related statements of operations, changes in stockholder’s equity and cash flows for the year then ended, and the unaudited GAAP balance sheets of the Non-Insurance Companies as of September 30, 2005 (together with the unaudited GAAP balance sheet of CIDI as of June 30, 2005 and December 31, 2004, the “GAAP Balance Sheets”) and the related statements of operations, changes in stockholder’s equity and cash flows for the six or nine-month periods then ended (collectively, the “GAAP Financial Statements”).

(ii)           Except as set forth in Section 3.1(d)(ii) of the Sellers’ Disclosure Letter, (A) the SAP Statements (including the notes, exhibits or schedules thereto) were prepared in accordance with SAP and present fairly in all material respects the statutory financial condition of the Insurance Companies as of the dates thereof and the results of operations of the Insurance Companies for the periods then ended (subject to normal recurring year-end adjustments with respect to the unaudited SAP Statements), and (B) (x) the audited SAP balance sheets of the Insurance Companies as of December 31, 2005 and the related statements of operations for the year then ended included in their respective annual statements to be filed with their Insurance Regulators (including the notes, exhibits or schedules thereto) and (y) the unaudited SAP balance sheets of the Insurance Companies for the respective quarterly periods and the related statements of operations, changes in stockholder’s equity and cash flows for the quarterly periods then ended between December 31, 2005 and the Closing Date included in their quarterly statement filed with their respective Insurance Regulators (including the notes, exhibits or schedules thereto) delivered to Buyer pursuant to Section 4.18 will be prepared in accordance with SAP and present fairly in all material respects the statutory financial condition of the Insurance Companies as of the dates thereof and the results of operations of the Insurance Companies for the periods then ended (subject to normal recurring year-end adjustments, as applicable).

(iii)          Except as set forth in Section 3.1(d)(iii) of the Sellers’ Disclosure Letter, the GAAP Financial Statements (including the notes, exhibits or schedules thereto) were prepared in accordance with GAAP and present fairly in all material respects the financial condition of the Non-Insurance Companies as of the dates thereof and the results of operations of the Non-Insurance Companies for the periods then ended (subject to normal recurring year-end adjustments with respect to the unaudited GAAP Financial Statements for the nine-month period ended September 30, 2005).

(iv)          Except for (A) liabilities and obligations reflected on or reserved against in the SAP Statements or the GAAP Financial Statements (including the notes, exhibits or schedules thereto), and (B) liabilities and obligations not required by SAP or GAAP to be reflected in the SAP Statements or the GAAP Financial Statements, as of September 30, 2005, the Acquired Companies and the Acquired Company Subsidiaries had no liabilities required by SAP or GAAP, as applicable and as in effect on the date thereof, to be reflected on a balance sheet or in the notes thereto.  Except for liabilities reflected on Section 3.1(d)(iv) of the Sellers’

Disclosure Letter, since September 30, 2005, none of the Acquired Companies or the Acquired Company Subsidiaries has incurred any liabilities (absolute, accrued, contingent or otherwise) required by SAP or GAAP, as applicable and as in effect on the date hereof, to be reflected on a balance sheet, including the notes thereto, except: (A) liabilities and obligations reflected on or reserved against in the SAP Statements or the GAAP Financial Statements; (B) liabilities and obligations that will be reflected on the Preliminary Closing Date Balance Sheet or the Final Closing Date Balance Sheet; (C) liabilities arising out of this Agreement, the Ancillary Documents or the transactions contemplated by this Agreement or the Ancillary Documents; or (D) other liabilities or obligations that were incurred in the ordinary course of business after September 30, 2005 that would not, and would not reasonably be expected to, have a Company Material Adverse Effect.

(v)           The policy reserves of the Insurance Companies recorded in their respective SAP Statements, as of their respective dates:  (A) have been computed in accordance with presently accepted actuarial standards consistently applied and were fairly stated, in accordance with sound actuarial principles; (B) have been based on actuarial assumptions which produced reserves at least as great as those called for in any contract provision as to reserve basis and method, and are in accordance with all other contract provisions; (C) met all requirements of applicable Law and regulatory requirements of the applicable Insurance Regulator and are at least as great as the minimum aggregate amounts required by the applicable Insurance Regulator; (D) have been computed on the basis of assumptions consistent with those used to compute the corresponding items in such SAP Statements; and (E) included provision for all actuarial reserves and related statement items which ought to be established as required to be certified by the actuaries of the Insurance Companies pursuant to applicable state insurance Laws; provided, however, that it is acknowledged and agreed that Sellers make no express or implied representation or warranty in this Agreement (including in this Section 3.1(d) or in Section 3.1(r)) (x) as to the future experience or profitability arising from the Insurance Companies’ business or that the reserves held by the Insurance Companies or the assets supporting such reserves have been or will be adequate or sufficient for the purposes for which they were established or (y) that the reinsurance recoverables taken into account in determining the amount of such reserves will be collectible.

(e)           Rights to the Acquired Company Shares.  Upon consummation of the transactions contemplated by this Agreement, including the execution and delivery of documents in accordance with Section 2.7, at the Closing, Buyer shall acquire all rights of Sellers in and to the Acquired Company Shares, free of any adverse claims.

(f)            Labor Matters.  (i) None of the Acquired Companies or the Acquired Company Subsidiaries has entered into any labor or collective bargaining agreement or other agreement with any labor organization applicable to any Employees; (ii) to the Knowledge of Sellers, there are no organizational efforts with respect to the formation of a collective bargaining unit currently being made or threatened involving the Employees and there have been no such efforts since January 1, 2004; and (iii) except as set forth in Section 3.1(f)(iii) of the Sellers’ Disclosure Letter, to the Knowledge of Sellers, there are no pending or threatened complaints, charges or claims against any Acquired Company or Acquired Company Subsidiary in connection with or relating to the employment or termination of employment of any Person.  Sellers have made available to Buyer a list of the names of the Employees as of January 31,

2006.  Such list is a true and complete listing of all individuals who are directly employed by the Acquired Companies and the Acquired Company Subsidiaries as of January 31, 2006.  Sellers also have made available to Buyer a list of the names of the Allocated Employees as of January 31, 2006.  Sellers have provided Buyer with the information identified in Section 3.1(f)(iv) of the Sellers’ Disclosure Letter with respect to the Employees and the Allocated Employees.  Such information is in accordance in all material respects with the books and records of the Acquired Companies and the Acquired Company Subsidiaries as of the date hereof.  With respect to the Employees, Sellers, the Acquired Companies and the Acquired Company Subsidiaries are in material compliance with all local, state and federal Laws regarding employment, employment practices, screening procedures, wages, hours and terms and conditions of employment, including the federal Violent Crime Control and Law Enforcement Act of 1994.  All individuals treated as independent contractors with respect to the business of the Acquired Companies and the Acquired Company Subsidiaries at any time since January 1, 2004 were properly so treated and neither Sellers, the Acquired Companies nor the Acquired Company Subsidiaries is liable for any misclassifications of such individuals which will become a liability of Buyer or its Affiliates (including, after the Closing, the Acquired Companies and the Acquired Company Subsidiaries).

(g)           Absence of Certain Changes or Events.  Except (i) as contemplated or permitted by this Agreement or the Ancillary Documents, or (ii) as disclosed in Section 3.1(g) of the Sellers’ Disclosure Letter, (iii) as required by Law, since June 30, 2005, the Acquired Companies and the Acquired Company Subsidiaries have conducted their business in all material respects in the ordinary course and during the period from June 30, 2005 to the date hereof, the Acquired Companies and the Acquired Company Subsidiaries have not taken any of the actions listed in Section 4.1(a) through (o) which, if taken after the date hereof, would require the consent of Buyer under such sections.

(h)           Benefits Plans.  (i) Each Employee Benefit Plan is listed in Section 3.1(h)(i) of the Sellers’ Disclosure Letter.  Except as set forth in Section 3.1(h)(i) of the Sellers’ Disclosure Letter, each Employee Benefit Plan is sponsored or maintained by a Seller or an Affiliate of Seller other than an Acquired Company or an Acquired Company Subsidiary.  Sellers have made available to Buyer with respect to each Employee Benefit Plan true and complete copies: of (A) either the plan documents (including any insurance contracts or trust agreements) or the summary plan descriptions and summaries of material modification thereof; (B) Form 5500 reports and, where applicable, audited financial statements and audit reports for the most recent plan year available; and (C) employee handbooks, and other employee communications as currently in effect.

(ii)           The Employee Benefit Plans are in compliance with all applicable requirements of ERISA, the Code and other applicable Laws and have been administered in accordance with their terms and such Laws, except where the failure to so comply or administer would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Each Employee Benefit Plan that is intended to be qualified within the meaning of Section 401 of the Code has received a favorable determination letter as to its qualification and, to the Knowledge of Sellers, nothing has occurred that would reasonably be expected to adversely affect such qualification.

(iii)          Except as set forth in Section 3.1(h)(iii) of the Sellers’ Disclosure Letter or for ordinary and usual claims by participants and beneficiaries for benefits, there are no pending or, to the Knowledge of Sellers, threatened claims or litigation with respect to any Employee Benefit Plan that would reasonably be expected to have a Company Material Adverse Effect.

(iv)          Except as set forth in Section 3.1(h)(iv) of the Sellers’ Disclosure Letter, nothing has occurred with respect to any Employee Benefit Plan subject to Title IV of ERISA that would reasonably be expected to have a Company Material Adverse Effect.

(v)           Except as set forth in Section 3.1(h)(v) of the Sellers’ Disclosure Letter, all employees of the Acquired Companies and the Acquired Company Subsidiaries are employed at will, and there are no employment, retention or other similar agreements in effect between an Employee and either an Acquired Company or an Acquired Company Subsidiary.  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in or cause the payment, acceleration or vesting of or an increase in any benefit to an Employee under any Employee Benefit Plan for which Buyer or any Affiliate of Buyer will be liable after the Closing.

(vi)          Except as set forth in Section 3.1(h)(vi) of the Sellers’ Disclosure Letter, none of Sellers, the Acquired Companies, the Acquired Company Subsidiaries or any ERISA Affiliate is a participant in any multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA), or has any unsatisfied withdrawal liability under Title IV of ERISA.

(i)            Taxes.  Except as set forth in Section 3.1(i) of the Sellers’ Disclosure Letter:

(i)            All material Tax Returns required to be filed with respect to the Acquired Companies and the Acquired Company Subsidiaries with any relevant Taxing Authority have been duly and timely filed in the manner prescribed by Law (taking into account all valid extensions) and such Tax Returns were true, correct and complete in all material respects when filed.  All Taxes shown as due and payable on such returns, reports and estimates or otherwise due have been paid in full or have been duly provided for on the SAP Statements.

(ii)           (A) No written notice of deficiencies or reassessments for any Taxes have been proposed, asserted or assessed against the Acquired Companies or the Acquired Company Subsidiaries by any Taxing Authority which has not been resolved in full or duly provided for on the SAP Statements; (B) there are no pending, current or proposed in writing audits, suits, proceedings, investigations, claims or administrative proceedings for or relating to any material liability in respect of any such Taxes; and (C) no tax ruling has been obtained and no closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign Law) has been entered into by or with respect to any of the Acquired Companies or the Acquired Company Subsidiaries which will continue to have a material effect with respect to the Taxes of such Acquired Company or Acquired Company Subsidiary after the Closing Date.

(iii)          None of the Acquired Companies or Acquired Company Subsidiaries has executed or filed any agreement or other document extending the period for assessment, reassessment or collection of any amounts of Taxes that is currently in-force and will continue in-force after the Closing Date, and no power of attorney granted by an Acquired Company or Acquired Company Subsidiary prior to the Closing Date shall remain in effect after the Closing Date.

(iv)          There are no Liens for any Taxes upon the assets of the Acquired Companies or the Acquired Company Subsidiaries, other than (A) Permitted Liens or (B) Liens which are being contested in good faith by appropriate proceedings and for which an adequate reserve has been established in accordance with SAP.

(v)           The Acquired Companies and Acquired Company Subsidiaries have complied in all material respects with all applicable Laws relating to information reporting and the payment and withholding of material amount of Taxes and each of them has withheld and paid all such material Taxes required to have been withheld and paid in connection with amounts paid or owing to any Employee, independent contractor, creditor, stockholder, foreign person, policyholder, beneficiary or other third party.

(vi)          No written claim has been made in the past three (3) years by a Governmental Entity in a jurisdiction where an Acquired Company or Acquired Company Subsidiary does not file Tax Returns that such Acquired Company or Acquired Company Subsidiary is or may be subject to a material amount of Tax in that jurisdiction.

(vii)         No Acquired Company or Acquired Company Subsidiary is (A) obligated to make any payments or (B) a party to any agreement, contract or arrangement that under certain circumstances could obligate it to make any payments that could result, separately or in the aggregate, in the payment of any payments that are subject to Section 280G of the Code solely as a result of the transactions contemplated by this Agreement.

(viii)        For the taxable period ending on the Closing Date, each of the Insurance Companies qualifies as a “life insurance company” for purposes of the Code and is subject to taxation under Subchapter L of the Code.

(ix)           There is no policyholder surplus account balance (as defined in Section 815 of the Code) as of December 31, 2004 for any of the Insurance Companies.

(x)            The reserves maintained by the Insurance Companies have, for Tax purposes, been computed and maintained in all material respects in the manner required under Sections 807, 832 and 846 of the Code, as applicable.

(xi)           None of the Insurance Companies will join in the filing of a consolidated federal income tax return for 2005 or for any Tax period in 2006 through the Closing Date.

(xii)          No Acquired Company or Acquired Company Subsidiary has participated, within the meaning of Treasury Regulation Section 1.6011-4(c), or has been a “material advisor” or “promoter” (as those terms are defined in Sections 6111 and 6112 of the

Code) in any “listed transaction” within the meaning of Section 1.6011-4(b)(2) of the Treasury Regulations other than any “listed transaction” with respect to the Acquired Companies or the Acquired Company Subsidiaries that will be reported on the relevant United States federal income Tax Return for the taxable years that ended on December 31, 2004 and December 31, 2005.  Except as provided in the previous sentence with respect to “listed transactions,” to the Knowledge of Sellers, no Acquired Company or Acquired Company Subsidiary has participated, within the meaning of Treasury Regulation Section 1.6011-4(c), or has been a “material advisor” or “promoter” (as those terms are defined in Sections 6111 and 6112 of the Code) in (A) any “reportable transaction” within the meaning of Section 6011 of the Code other than any “reportable transaction” with respect to the Acquired Companies or the Acquired Company Subsidiaries that will be reported on the relevant United States federal income Tax Return for the taxable years that ended on December 31, 2004 and December 31, 2005; (B) any “confidential corporate tax shelter” within the meaning of Section 6111 of the Code; or (C) any “potentially abusive tax shelter” within the meaning of Section 6112 of the Code.

(xiii)         [Reserved.]

(xiv)        Sellers (and, to the extent necessary, Parent and any necessary Affiliates of Parent) are eligible to join with Buyer in making the election provided for by Section 338(h)(10) of the Code with respect to each of the Section 338(h)(10) Companies; provided, however, that this representation shall not apply to ineligibility to make the Section 338(h)(10) Elections:  (A) caused by a change in Law or any interpretation thereof as such Law existed as of the date hereof; (B) caused by any action by, for or on behalf of Buyer (1) taken or caused to have been taken that should not have been taken or (2) not taken that should have been taken; or (C) otherwise caused by Buyer or any Affiliate thereof after the Closing.

Notwithstanding any provision in this Agreement to the contrary, except to the extent Section 3.1(h) contains specific references to the Code, the only representations and warranties made by Sellers with respect to matters relating to Taxes (including without limitation, all matters relating to whether any annuities or insurance products sold, issued, reinsured or marketed by or on behalf of the Insurance Companies comply with applicable Tax Law) shall be the representations and warranties set forth in this Section 3.1(i) and in Section 3.1(m)(vii), and this Agreement shall not be interpreted in any manner that is contrary thereto.

(j)            Compliance with Applicable Law.  Except as set forth in Section 3.1(j) of the Sellers’ Disclosure Letter, each Acquired Company and Acquired Company Subsidiary (i) has in full force and effect all material Permits necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and (ii) subject to the limitation set forth in the final paragraph of Section 3.1(i), is, and since January 1, 2004 has been, in material compliance with all applicable Requirements of Law, including, without limitation, applicable Requirements of Law relating to the sale, marketing, issuance, administration and underwriting of insurance or annuity policies and contracts issued by it.  Section 3.1(j) of the Sellers’ Disclosure Letter sets forth the jurisdictions in which each Insurance Company is licensed as an insurance company.  Except as set forth in Section 3.1(j) of the Sellers’ Disclosure Letter, as of the date hereof, each Insurance Company is domiciled in its jurisdiction of incorporation and is not deemed to be commercially domiciled under applicable Law in any other jurisdiction.

(k)           Litigation.  Section 3.1(k) of the Sellers’ Disclosure Letter contains a true and correct list of all suits, actions, proceedings, arbitrations or investigations pending as of February 3, 2006 and, to the Knowledge of Sellers, threatened as of such date (excluding threatened suits, actions or proceedings made prior to January 1, 2005 arising under any insurance or annuity policies or contracts written or assumed by an Insurance Company, other than threatened class action lawsuits) against any Acquired Company or Acquired Company Subsidiary.  Except as set forth in Section 3.1(k) of the Sellers’ Disclosure Letter, no such suit, action, proceeding, arbitration or investigation, if adversely determined, would reasonably be expected to have a Company Material Adverse Effect.  Except as set forth in Section 3.1(k) of the Sellers’ Disclosure Letter, there is no judgment, decree, injunction or order of any Governmental Entity or arbitrator outstanding against Sellers or any Acquired Company or Acquired Company Subsidiary.

(l)            Contracts.  Except as set forth in Section 3.1(l) of the Sellers’ Disclosure Letter, Sellers have made available to Buyer true and complete copies of each of the following types of contracts of the Acquired Companies and the Acquired Company Subsidiaries (collectively, the “Applicable Contracts”): (i) any written agreement (other than annuity contracts or insurance policies written in the ordinary course of business) pursuant to which any Acquired Company or Acquired Company Subsidiary made payments in excess of $750,000 in 2005 or has a fixed obligation as of the date hereof to make payments in excess of $750,000 in 2006 or in any subsequent calendar year; (ii) any agreement for the incurrence of indebtedness for money borrowed or guarantee of third party performance or obligation, in each case involving amounts in excess of $200,000, other than agreements with Affiliates which are to be terminated pursuant to Section 4.8; (iii) any non-competition agreement (other than any Permit granted by any Governmental Entity) which limits in any material respect the manner in which, or the localities in which, the business of the Acquired Companies or the Acquired Company Subsidiaries is conducted; (iv) any partnership agreement, other than in respect of investments held in an investment portfolio in the ordinary course of business; (v) any joint venture agreement that is not terminable without penalty on thirty (30) days’ or less notice, other than in respect of investments held in an investment portfolio in the ordinary course of business; (vi) any in-force reinsurance agreement (A) under which an Insurance Company has assumed or ceded more than $1,000,000,000 of face amount of risk or (B) for variable annuity business which covers elements of guaranteed minimum death benefits, guaranteed minimum income benefits, guaranteed minimum account benefits, guaranteed minimum withdrawal benefits, or other variable risks or (C) any catastrophic coverage (each, a “Reinsurance Agreement”); (vii) any third-party administration or similar servicing agreement entered into by any Insurance Company (“TPA Agreements”); (viii) any Lease; and (ix) all Parent Contracts.  Except as set forth in Section 3.1(l) of the Sellers’ Disclosure Letter, (i) each Applicable Contract is the legal, valid and binding obligation of an Acquired Company or Acquired Company Subsidiary that is a party thereto and, to the Knowledge of Sellers, of each other party thereto, and is enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and to general equitable principles (regardless of whether considered in a proceeding of law or in equity) or (ii) except as would not reasonably be expected to result in a Company Material Adverse Effect, neither any Acquired Company nor Acquired Company Subsidiary that is a party thereto nor, to the Knowledge of Sellers, any other party, is in violation or default of any term of any such Applicable Contract and no condition or event exists which with the giving of notice or the passage of time, or both, would constitute a violation or default of any Applicable Contract by any Acquired Company or Acquired Company Subsidiary, as the case may be, or any other party thereto or permit the termination, modification, cancellation or acceleration of performance of the obligations of any Acquired Company or Acquired Company Subsidiary, as the case may be, or any other party to such Applicable Contract.  Except as set forth in Section 3.1(l) of the Sellers’ Disclosure Letter, no consent is required from any party to any Reinsurance Agreement in connection with the transactions contemplated by this Agreement.  The Insurance Companies are entitled to take full credit on their respective SAP Statements with respect to all Reinsurance Agreements as to which they have ceded reinsurance.

(m)          Insurance Matters.  (i) Sellers have made available to Buyer copies of: (A) each annual statement filed with or submitted by each Insurance Company to its Insurance Regulator since January 1, 2004; (B) any reports of examination (including, without limitation, financial, market conduct and similar examinations) of each Insurance Company issued by any insurance regulatory authority since January 1, 2004; and (C) all other material holding company filings or submissions made by any Seller or any Insurance Company with any insurance regulatory authority since January 1, 2004.  Each of the Insurance Companies has filed all reports, registrations, filings and submissions required to be filed with any insurance regulatory authority since January 1, 2004, except where the failure to make such filings would not reasonably be expected to have a Company Material Adverse Effect.  All such reports, registrations, filings and submissions were in compliance with applicable Requirements of Law when filed or as amended or supplemented, and no deficiencies have been asserted in writing by an insurance regulatory authority that have not been remedied, except for any non-compliance or deficiencies which would not reasonably be expected to have a Company Material Adverse Effect.  All deficiencies or violations contained in any reports of examinations have been materially resolved.

(ii)           Except as set forth in Section 3.1(m)(ii) of the Sellers’ Disclosure Letter, all insurance policy and annuity contract forms issued by each Insurance Company, to the extent required by applicable Law, have been approved by all applicable insurance regulatory authorities or filed with and not objected to by such insurance regulatory authorities within the period provided by applicable Law for objection, except where the failure to so file or obtain such approval would not reasonably be expected to have a Company Material Adverse Effect.  Sellers have made available to Buyer copies of all printed advertising materials used on the date hereof by the Insurance Companies for the exclusive purpose of acquiring customers.

(iii) To the Knowledge of Sellers, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2004, each insurance agent or broker of each Insurance Company that wrote, sold or produced any of such Insurance Company’s insurance products (collectively, “Insurance Producers”), to the extent required by applicable Requirements of Law, was duly and appropriately appointed by such Insurance Company to act as an insurance agent or broker for the Insurance Company and was duly licensed as an insurance agent or broker (for the type of business written, sold or produced by such Insurance Producer), in each case, in the particular jurisdiction in which such Insurance Producer wrote, sold or produced such business for the Insurance Company.  Except as previously disclosed to Buyer, to the Knowledge of Sellers, no Insurance Producer is in violation, or since January 1, 2004 has been in violation, of any term or provision of any material Law applicable to any aspect of the products of the Insurance Companies (including the soliciting, negotiating, marketing, administering, sale or production of such products or receipt of compensation relating thereto).  Sellers have made available for inspection by Buyer copies of the standard forms of contracts, as of the date hereof, that govern the basic relationship between any of the Insurance Companies and their respective Insurance Producers.  Section 3.1(m)(iii) of the Sellers’ Disclosure Letter sets forth a complete and accurate list of all material non-standard or deferred commission or allowance commitments of the Acquired Companies and the Acquired Company Subsidiaries.

(iv)          Section 3.1(m)(iv) of the Sellers’ Disclosure Letter sets forth a complete and accurate list of each of the Insurance Producers who earned $500,000 or more in commission income and other compensation for direct production of premiums with respect to policies and contracts of the Insurance Companies in the twelve (12) months ended December 31, 2004.  Sellers have made available to Buyer true, accurate and complete copies (in all material respects) of any agreements in-force on the date hereof between the Acquired Companies or the Acquired Company Subsidiaries, on the one hand, and such Insurance Producers, on the other hand, including all amendments or modifications thereof as of the date hereof.

(v)           Section 3.1(m)(v) of the Sellers’ Disclosure Letter sets forth a true and complete list of all separate accounts maintained by the Insurance Companies (collectively, the “Separate Accounts”).  Except as set forth in Section 3.1(m)(v) of the Sellers’ Disclosure Letter: (A) each Separate Account is duly and validly established and maintained under the Laws of its state of domicile; (B) the portion of the assets of each Separate Account equal to the reserves and other contract liabilities of such Separate Account is not chargeable with liabilities arising out of any other business the Insurance Companies may conduct or may have conducted; (C) each Separate Account is, and since January 1, 2004, has been, operated in compliance in all material respects with all applicable Laws, except for such instances of non-compliance which would not reasonably be expected to have a Company Material Adverse Effect; (D) each Separate Account that is required to be registered with the SEC as an investment company under the Investment Company Act is so registered and each such registration is in full force and effect (any account so registered, a “Registered Separate Account”); (E) each Registered Separate Account has filed all reports and amendments of its registration statement required to be filed under applicable Law, except where such failure to file would not reasonably be expected to have a Company Material Adverse Effect; (F) interests in each Registered Separate Account through which such interests are issued have been sold pursuant to an effective registration statement filed under the Securities Act, and any applicable state securities Laws; and (G) each prospectus, as amended or supplemented, relating to any Registered Separate Account since January 1, 2004, as of its mailing date or date of use, complied with applicable Law, except for such instances of non-compliance which would not reasonably be expected to have a Company Material Adverse Effect.

(vi)          Except as set forth in Section 3.1(m)(vi) of the Sellers’ Disclosure Letter, since January 1, 2004, all benefits claimed by any Person, and all cash values, charges and other amounts required to be calculated, under any insurance policy or annuity contract issued by the Insurance Companies have in all material respects been paid (or provision for payment thereof has been made) or calculated, as the case may be, in accordance with the terms of such policies or contracts under which they arose and such payments were not materially delinquent and were paid (or will be paid) without material fines or penalties, except for any such claim for benefits for which an Insurance Company believes or believed that there is or was a reasonable basis to contest payment.

(vii) Each annuity contract issued or sold by an Insurance Company on or before the Closing Date that was intended to qualify or that the holder thereof expected to qualify under Section 72 of the Code (or any relevant Governmental Entity’s interpretation thereof) satisfies and has satisfied the requirements of Section 72 of the Code (or any relevant Governmental Entity’s interpretation thereof) since such annuity was issued.  Each insurance policy issued or sold before the Closing by an Insurance Company qualified at issuance, and at all times since, as a life insurance contract under the Code (or any relevant Governmental Entity’s interpretation thereof), including under Sections 101(f) and 7702 of the Code (or any relevant Governmental Entity’s interpretation thereof), if applicable to such policy.  The tax treatment under the Code (or any relevant Governmental Entity’s interpretation thereof) of all insurance policies or annuity contracts issued or sold by each Insurance Company on or before the Closing Date is and at all times has been in all material respects the same or more favorable to the purchaser, policyholder or intended beneficiaries thereof as the tax treatment under the Code (or any relevant Governmental Entity’s interpretation thereof) for which such policies or contracts purported to qualify at the time of their issuance or purchase, except for changes resulting from changes to the Code (or any relevant Governmental Entity’s interpretation thereof) which do not affect such policies or contracts due to the effective date thereof.  Each Insurance Company has complied in all material respects with all relevant requirements of the Code (or any relevant Governmental Entity’s interpretation thereof) and applicable state tax Laws relating to the insurance and annuity policies and contracts it issued or sold, including, without limitation, withholding, reporting and disclosure requirements.  Each life insurance policy which is a modified endowment contract under Section 7702A of the Code (or any relevant Governmental Entity’s interpretation thereof) (a “MEC”) has been marketed as such at all relevant times or the policyholders otherwise have consented to such MEC status.

(n)           Regulatory Filings.  Except as set forth in Section 3.1(n) of the Sellers’ Disclosure Letter and except for reports, statements, documents, registrations, filings or submissions with (i) insurance regulatory authorities with respect to insurance matters or (ii) the SEC with respect to Separate Accounts and Registered Separate Accounts (in each case, excluding matters addressed in Section 3.1(m) to the exclusion of this Section 3.1(n)), all reports, statements, documents, registrations, filings or submissions required to be filed by any Acquired Company or Acquired Company Subsidiary with any Governmental Entity (the “Other Reports”) have been filed, except where the failure to make such filings would not reasonably be expected to have a Company Material Adverse Effect.  Except as set forth in Section 3.1(n) of the Sellers’ Disclosure Letter, all the Other Reports were in compliance with all applicable Requirements of Law when filed or as amended or supplemented, and no deficiencies have been asserted in writing by any such Governmental Entity with respect to any Other Report that have not been remedied, except for any non-compliance or deficiencies which would not reasonably be expected to have a Company Material Adverse Effect.

(o)           Brokers.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Sellers, except those for which Sellers will be solely responsible.

(p)           Technology and Intellectual Property.  (i) Except as set forth in Section 3.1(p)(i) of the Sellers’ Disclosure Letter, the Acquired Companies or the Acquired Company Subsidiaries own or possess, or have rights or licenses to use, trademarks, trademark applications, service marks, trade names, copyrights, Internet domain names (including any registrations or applications to register any of the foregoing), computer software, trade secrets, inventions and know-how and, to the Knowledge of Sellers, the Acquired Companies or the Acquired Company Subsidiaries own or possess, or have rights or licensees to use, the patents and patent applications that are necessary to carry on their business as presently conducted (each, an “Intellectual Property Right”), except where the failure to so own or possess, or have licenses to use, would not reasonably be expected to have a Company Material Adverse Effect.  Except as set forth in Section 3.1(p)(i) of the Sellers’ Disclosure Letter, none of the Acquired Companies or the Acquired Company Subsidiaries has received any written notice of any infringement of the rights of any third party with respect to any Intellectual Property Right used by the Acquired Companies or the Acquired Company Subsidiaries.

(ii)           Section 3.1(p)(ii) of the Sellers’ Disclosure Letter sets forth a complete and accurate list of all material computer programs and databases used by an Acquired Company or Acquired Company Subsidiary and owned by the Acquired Companies or the Acquired Company Subsidiaries (the “Owned Computer Programs”), and identifies which Acquired Company or Acquired Company Subsidiary owns each such program.  Except as set forth in Section 3.1(p)(ii) of the Sellers’ Disclosure Letter, the relevant Acquired Company or Acquired Company Subsidiary, as the case may be, has the sole, full and clear title to the Owned Computer Programs, free of all claims, including claims, liens or encumbrances or ownership rights of employees, agents, consultants, customers, licensees or other parties involved in the development, creation, marketing, maintenance, enhancement or licensing of such computer software, and owns all right to sue and keep any damage awards for any past infringements by any Person of any Owned Computer Programs.

(iii)          Section 3.1(p)(iii) of the Sellers’ Disclosure Letter sets forth a complete and accurate list of all material computer programs and databases (other than shrink wrap, click wrap or commercially available, off-the-shelf computer programs or databases and Owned Computer Programs) used by the Acquired Companies or the Acquired Company Subsidiaries in the business as currently conducted by the Acquired Companies and the Acquired Company Subsidiaries (the “Licensed Computer Programs”).  Except as set forth on Section 3.1(p)(iii) of the Sellers’ Disclosure Letter, to the Knowledge of Sellers, the relevant Acquired Company or Acquired Company Subsidiary, as the case may be, has the right and license to use each Licensed Computer Program, free and clear of any limitations or encumbrances (other than any Permitted Lien) except as may be set forth in the applicable license, contract or agreement.

(iv)          To the Knowledge of Sellers, all Intellectual Property Rights that have been licensed by or on behalf of the Acquired Companies and the Acquired Company Subsidiaries are being used substantially in accordance with the applicable license pursuant to which the Acquired Companies or the Acquired Company Subsidiaries have the right to use such

Intellectual Property Rights, except where the failure to do so would not reasonably be expected to have a Company Material Adverse Effect.

(v)           Section 3.1(p)(v) of the Sellers’ Disclosure Letter sets forth a complete and accurate list of (A) registered and applied for patents, trademarks, service marks, copyrights or domain names, in each case specifying the jurisdiction in which the applicable registration has been obtained or pending application has been filed, and, where applicable, the registration or application number therefor and (B) material common law trademarks and service marks owned by the Acquired Companies or the Acquired Company Subsidiaries.  Except as set forth in Section 3.1(p)(v) of the Sellers’ Disclosure Letter, as of the date hereof, there are no claims pending or, to the Knowledge of the Sellers, threatened, challenging the ownership, validity or enforceability of any Intellectual Property Right owned by the Acquired Companies or the Acquired Company Subsidiaries that, if adversely determined, would have a Company Material Adverse Effect.

(vi)          None of the Acquired Companies or the Acquired Company Subsidiaries has suffered a security breach with respect to its data or systems, except, in each case, for such security breaches which would not reasonably be expected to have a Company Material Adverse Effect.

(q)           Property.  (i) Except for Intellectual Property Rights which are the subject of Section 3.1(p) to the exclusion of this Section 3.1(q), the Acquired Companies and the Acquired Company Subsidiaries have good title to, or valid and subsisting leasehold interests in, all personal property and other assets on their books and reflected on their SAP Balance Sheets or acquired in the ordinary course of business since September 30, 2005, which would have been required to be reflected on their unaudited statutory balance sheets of the Insurance Companies as of September 30, 2005 if acquired on or prior to September 30, 2005, other than assets which have been disposed of in the ordinary course of business since September 30, 2005 and assets sold after the date hereof to provide funds to pay any distributions under Section 4.8(a).

(ii)           None of the Acquired Companies or the Acquired Company Subsidiaries owns any real property.

(iii)          Section 3.1(q)(iii) of the Sellers’ Disclosure Letter sets forth a true and complete listing, as of the date hereof, of all material real estate Leases to which any Acquired Company or Acquired Company Subsidiary is a party.  Except as set forth in Section 3.1(q)(iii) of the Sellers’ Disclosure Letter and as would not reasonably be expected to have a Company Material Adverse Effect, the Acquired Companies and the Acquired Company Subsidiaries have the right to quiet enjoyment of all real property leased by any of them (the “Leased Properties”) for the full term of each such Lease (or any renewal option) relating thereto.

(iv)          None of the Acquired Companies or the Acquired Company Subsidiaries has brought any Hazardous Material onto the Leased Properties in violation of any Environmental Laws, nor, except as set forth on Section 3.1(q)(iv) of the Sellers’ Disclosure Letter, to the Knowledge of Sellers is there any Hazardous Material on the Leased Properties.  For purposes hereof, “Hazardous Material” means asbestos, asbestos containing materials,

PCBs, petroleum products, urea formaldehyde foam insulation and any other hazardous toxic or special substance, material or waste that is prohibited by Law or is subject by Law to specific procedures, controls or restrictions, and which are otherwise deemed hazardous or toxic; provided, however, “Hazardous Material” shall not include minor quantities of substances that are used in compliance with applicable Laws in the ordinary course of a business use.

(r)            Actuarial Report.  Sellers have made available to Buyer a true and complete copy of the actuarial report prepared by Milliman, Inc. (“Milliman”), dated as of October 25, 2005 (the “Actuarial Report”).  Milliman has not issued any new report or errata with respect to the Actuarial Report nor has it notified Sellers that the Actuarial Report is inaccurate in any material respect.  The information and data furnished by the Insurance Companies to Milliman in connection with the preparation of the Actuarial Report was accurate in all material respects, and the Actuarial Report was based upon an accurate inventory of policies for the Insurance Companies at the time of preparation.

(s)           Related Party Transactions.  Section 3.1(s) of the Sellers’ Disclosure Letter lists (i) all material contracts between any Acquired Company or Acquired Company Subsidiary and any of the following Persons: (A) Sellers or any of their Affiliates (other than the Acquired Companies and the Acquired Company Subsidiaries) and (B) any director, officer or senior executive of any Seller or Subsidiary of a Seller (including the Acquired Companies and the Acquired Company Subsidiaries) and (ii) the amounts as of September 30, 2005 and parties affected for the accounts receivable and payables required to be settled pursuant to Section 4.8(c).

(t)            Operations Insurance.  Section 3.1(t) of the Sellers’ Disclosure Letter sets forth a complete and correct list of the policies of insurance maintained by Sellers or one or more Affiliates of Sellers for the benefit of the Acquired Companies and the Acquired Company Subsidiaries (“Operations Insurance Policies”).  As of the date hereof, none of the Sellers nor any of their Affiliates has received any written notice of termination or cancellation of such policy.  All premiums due and payable on such policies prior to the Closing have been or will be (on or prior to the Closing Date) paid up to the Closing.  The Sellers and the Acquired Companies and Acquired Company Subsidiaries are not in breach or default (including with respect to the payment of premiums or the giving of monies) under any such policies, which default would entitle the insurer under such policies to cancel or terminate the policy or rescind coverage under the policy.

(u)           Risk Based Capital.  The Total Adjusted Capital and Company Action Level Risk Based Capital (as those terms are defined by the Laws in the respective state of domicile of each of the Insurance Companies in effect on September 30, 2005) of each Insurance Company as of September 30, 2005 are set forth on Section 3.1(u) of the Sellers’ Disclosure Letter.

(v)           Assignment of Certain Reinsurance Agreements.  (i) BOLRC has assigned and novated to CILAC the assumed reinsurance agreements set forth in Section 3.1(v)(i) of the Sellers’ Disclosure Letter related to certain fixed annuity insurance business and (ii) CLAC has assigned and novated to BOIC the assumed reinsurance agreements set forth in Section 3.1(v)(ii)

of the Sellers’ Disclosure Letter related to certain credit and mortgage accidental death and dismemberment insurance (collectively, the “Restructured Reinsurance Agreements”).

(w)          Ohio Casualty Agreement and Zurich Agreement.  Sellers have made available to Buyer true and complete copies of the Ohio Casualty Agreement and the Zurich Agreement as in-force on the date hereof.

(x)            ISTP Costs.  Sellers have made available to Buyer a financial report disclosing the costs and expenses incurred in connection with the ISTP Projects (“ISTP Costs”) as of December 31, 2005 and a forecast of the remaining ISTP Costs required to complete the ISTP Projects.  The historical ISTP Costs set forth in such report are correct in all material respects and the forecast contained in such report was prepared in good faith as of the date on which it was produced.

SECTION 3.2.        Representations and Warranties of Buyer.  Buyer represents and warrants to each Seller as follows:

(a)           Organization, Standing and Corporate Power.  (i) Buyer is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has the requisite corporate power and authority to own its assets and carry on its business as currently conducted, except for those jurisdictions where the failure to be so organized, existing or in good standing or where the failure to have such power and authority would not reasonably be expected to have a Buyer Material Adverse Effect.  Buyer is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or the conduct of its business as currently conducted requires such qualification, except for those jurisdictions where the failure to be so qualified or to be in good standing would not reasonably be expected to have a Buyer Material Adverse Effect.

(ii)           Buyer has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Buyer.  This Agreement has been duly executed and delivered by Buyer and, assuming this Agreement constitutes the valid and binding agreement of Sellers, constitutes a valid and binding obligation of Buyer, in each case enforceable against Buyer in accordance with its terms, subject to (A) applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (B) general equitable principles (regardless of whether considered in a proceeding of law or in equity).

(b)           Non-Contravention; Consents.  (i) Provided that the consents, approvals, authorizations and other actions described in Section 3.2(b)(ii) have been obtained or taken and except as set forth in Section 3.2(b)(i) of the Buyer’s Disclosure Letter and except as may result from any facts or circumstances relating to Buyer or any of its Affiliates, the execution, delivery and performance by Buyer of this Agreement do not, and the consummation of the transactions contemplated hereby will not, (A) conflict with any of the provisions of the articles or certificates of incorporation or by-laws or comparable organizational documents of Buyer or any Affiliate of

Buyer, (B) conflict with, result in a breach of or default (with or without notice or lapse of time, or both) under or give rise to a right of termination under, any contract, agreement, Permit or instrument to which Buyer or any Affiliate of Buyer is a party or (C) subject to the matters referred to in Section 3.2(b)(ii), contravene any Requirement of Law applicable to Buyer or any Affiliate of Buyer, except, in the case of clauses (B) and (C), for such violations, conflicts, breaches or defaults which would not reasonably be expected to have a Buyer Material Adverse Effect.

(ii)           No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity is required by or with respect to Buyer or any of its Affiliates in connection with the execution and delivery of this Agreement by Buyer or the consummation by Buyer of any of the transactions contemplated by this Agreement, except for: (A) the filing of pre-merger notification and report forms under the HSR Act; (B) the approvals, filings and notices required under the insurance Laws of the jurisdictions in which the Insurance Companies are organized or transact the business of insurance; (C) the approvals, filings and notices required for a change in control of a registered broker-dealer and/or a registered investment adviser under the rules of NASD, Inc., the Exchange Act, the Investment Advisers Act and applicable state Laws; (D) such other consents, approvals, authorizations, declarations, filings or notices as are set forth in Section 3.2(b)(ii) of the Buyer’s Disclosure Letter; and (E) such other consents, approvals, authorizations, declarations, filings or notices which the failure to obtain or make would not reasonably be expected to have a Buyer Material Adverse Effect.

(c)           Purchase Not for Distribution.  The Acquired Company Shares to be acquired under the terms of this Agreement will be acquired by Buyer for its own account and not with a view to distribution.  Buyer will not resell, transfer, assign or distribute the Acquired Company Shares, except in compliance with the registration requirements of the Securities Act and applicable state Laws or pursuant to an available exemption therefrom.

(d)           Litigation.  Except as set forth in Section 3.2(d) of the Buyer’s Disclosure Letter, there is no suit, action, proceeding or arbitration pending or, to the Knowledge of Buyer, threatened against Buyer or any Affiliate of Buyer that, if adversely determined, would have a Buyer Material Adverse Effect.  Except as set forth in Section 3.2(d) of the Buyer’s Disclosure Letter, there is no judgment, decree, injunction or order of any Governmental Entity or arbitrator outstanding against Buyer or any Affiliate of Buyer that would have a Buyer Material Adverse Effect.

(e)           Approvals and Permits.  Buyer has no reason to believe that it and its Affiliates will not be able to obtain, as promptly as practicable, all necessary approvals, authorizations and consents of Governmental Entities required to be obtained to consummate the transactions contemplated by this Agreement.

(f)            Brokers.  No broker, investment banker, financial advisor or other Person, other than Goldman Sachs & Co., the fees and expenses of which will be paid by Buyer, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer or any Affiliate of Buyer.

(g)           Financing.  Buyer has delivered to Sellers a true and correct copy of a fully executed commitment letter, dated as of February 7, 2006 (the “Bank Commitment Letter”), from Goldman Sachs & Credit Partners L.P. (the “Bank”), whereby the Bank has committed to provide to PLC, upon the terms and conditions set forth therein, up to $750,000,000 through a bridge financing facility (the “Bridge Facility”).  As of the date hereof, the Bank Commitment Letter has not been amended, modified, terminated or withdrawn and the Bank Commitment Letter is in full force and effect.  As of the date hereof, Buyer has no reason to believe that any condition to the financings contemplated by the Bank Commitment Letter will not be satisfied on the Closing Date or that any borrowings under the Bridge Facility will not otherwise be available to be contributed by PLC to Buyer at or prior to the Closing.  At the Closing, Buyer will have sufficient funds to pay the Purchase Price and to consummate the transactions contemplated by this Agreement and the Ancillary Documents.

(h)           388(h)(10) Election.  Buyer is eligible to join with Sellers in making the election provided for by Section 338(h)(10) of the Code with respect to each of the Section 338(h)(10) Companies; provided, however, that this representation shall not apply to ineligibility to make the Section 338(h)(10) Elections (i) caused by a change in Law or any interpretation thereof as such Law existed as of the date hereof, (ii) caused by any action by, for or on behalf of Sellers or any Affiliate thereof (A) taken or caused to have been taken that should not have been taken or (B) not taken that should have been taken, or (iii) otherwise caused by Sellers or any Affiliate thereof after the Closing.

ARTICLE IV

COVENANTS

SECTION 4.1.        Conduct of Business of the Acquired Companies.  Except as contemplated or permitted by this Agreement (including the transactions contemplated by Section 4.8), as set forth in Section 4.1 of the Sellers’ Disclosure Letter, any actions related to the Excluded Liabilities or any actions as may be required by or necessary to comply with any Requirements of Law (such exceptions, the “Ordinary Course Exceptions”), from the date hereof to the Closing Date, Sellers shall cause the Acquired Companies and the Acquired Company Subsidiaries to conduct their business in all material respects in the ordinary course.  Without limiting the foregoing, from the date hereof to the Closing Date, except for the Ordinary Course Exceptions, Sellers shall not permit any Acquired Company or Acquired Company Subsidiary to take any of the following actions, without the prior consent of Buyer, which consent shall not be unreasonably withheld, delayed or conditioned:

(a)           (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, the outstanding capital stock of any Acquired Company or Acquired Company Subsidiary (other than the declaration or payment of any dividend or distributions to an Acquired Company or Acquired Company Subsidiary); (ii) split, combine or reclassify any of its outstanding capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock; or (iii) purchase, redeem or otherwise acquire any shares of outstanding capital stock of any Acquired Company or Acquired Company Subsidiary or any rights, warrants or options to acquire any such shares;

(b)           issue, sell, grant, pledge or otherwise encumber any shares of its capital stock, any other of its voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities;

(c)           amend its articles of incorporation, by-laws or other comparable organizational documents;

(d)           (i) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or assets comprising a business or any material amount of property or assets in or of any other Person (other than acquisitions of property or assets that would not comprise part of the Acquired Companies or the Acquired Company Subsidiaries as of the Closing) or (ii) dispose, transfer or lease any material property or assets (except for (1) acquisitions or dispositions effected in the ordinary course of business, including acquisitions or dispositions of investments consistent with the respective investment policies of the Acquired Companies or the Acquired Company Subsidiaries, and (2) dispositions made to provide funds to pay the dividends and distributions contemplated by Section 4.8(a));

(e)           mortgage, pledge or subject to any Lien (other than Permitted Liens) any of its material assets, except in the ordinary course of business;

(f)            sell, lease, license or otherwise dispose of any material assets (other than investments), except in the ordinary course of business;

(g)           (i) incur any indebtedness for borrowed money or guarantee or otherwise become responsible for any such indebtedness of another Person, except in the ordinary course of business, or (ii) make any loans, advances or capital contributions to, or investments in, any other Person, other than to an Acquired Company or Acquired Company Subsidiary in the ordinary course of business and other than in connection with transactions consistent with the Investment Guidelines;

(h)           enter into, amend in any material respect or terminate or non-renew any Applicable Contract, except in the ordinary course of business, or enter into any contract that is not terminable without material penalty on ninety (90) days’ or less notice;

(i)            make any change in the accounting or actuarial standards from those used to prepare the SAP Statements and the GAAP Financial Statements or any material change in the financial, marketing, underwriting, pricing, claims, and risk retention methods or practices or investment principles employed by one or more of the Acquired Companies or the Acquired Company Subsidiaries, except insofar as may have been required by a change in applicable accounting principles;

(j)            make any capital expenditures in excess of $750,000 in the aggregate;

(k)           adopt or amend any Employee Benefit Plan (or any plan that would be an Employee Benefit Plan if adopted) that would result in a material increase in the liability of the Acquired Companies and the Acquired Company Subsidiaries or enter into or adopt any collective bargaining agreement covering any Employee;

(l)            (i) grant to any officer or Employee any increase in compensation or benefits, except for ad hoc increases in the ordinary course of business, or (ii) except for distributions and payments pursuant to Section 4.8(f), make any bonus, pension, retirement or profit sharing distribution or payment of any kind, except in the ordinary course of business or in accordance with existing agreements or Employee Benefit Plans;

(m)          settle any claim, action or proceeding (other than any claim, action or proceeding under any insurance contracts or any settlement for money damages of any of the Excluded Liabilities) if such settlement requires a payment by the Acquired Companies and the Acquired Company Subsidiaries, in the aggregate, of an amount in excess of $500,000;

(n)           cancel or forgive without fair consideration any material debts or claims of the Acquired Companies or the Acquired Company Subsidiaries; or

(o)           enter into any legally binding commitment with respect to any of the foregoing.

SECTION 4.2.        Access to Information; Confidentiality.  From the date hereof until the Closing Date, Sellers shall cause the Acquired Companies and the Acquired Company Subsidiaries to afford to Buyer and to the officers, employees and other representatives of Buyer reasonable access upon reasonable advance notice at reasonable times during normal business hours to all of the Acquired Companies’ and the Acquired Company Subsidiaries’ properties, books, contracts and records, and Sellers shall cause the Acquired Companies and the Acquired Company Subsidiaries to furnish to Buyer such information concerning their business, properties, financial condition, operations and personnel as Buyer may from time to time reasonably request, other than any such properties, books, contracts and records that (a) are subject to an attorney-client or other legal privilege or (b) are subject to an obligation of confidentiality or privacy provided that, if applicable, Sellers shall use commercially reasonable efforts to obtain the consent of any third party to waive any such confidentiality or privacy obligations; provided, however, that Buyer’s investigation shall be conducted in a manner that: (i) is in compliance with applicable Requirements of Law; (ii) does not result in the disclosure of any trade secrets of third parties or any trade secrets of Sellers or of any of their Affiliates; and (iii) does not unreasonably interfere with the normal operations, customers and employee relations of any Seller or any Affiliate of such Seller (including the Acquired Companies and the Acquired Company Subsidiaries).  To the extent any material is withheld due to a claim of privilege, confidentiality or privacy, Sellers shall cause the Acquired Companies and the Acquired Company Subsidiaries to give Buyer a list identifying the nature of such items and stating the nature of claim of privilege, confidentiality or privacy.  All requests for access or information pursuant to this Section 4.2 shall be directed to such Person or Persons as Sellers shall designate.  Any information obtained by Buyer and by the officers, employees and other representatives of Buyer with respect to Sellers and their Affiliates shall be subject to the terms and conditions set forth in the Confidentiality Agreement, the terms and conditions of which are incorporated herein by reference. Sellers shall permit Buyer and representatives of Buyer to consult with Milliman and to have access to Milliman for the purpose of performing work requested by Buyer (to the extent Milliman agrees to provide such consultation or work to Buyer).  Buyer shall pay all of the fees and expenses incurred by Sellers and their Affiliates in connection with any such consultation or work performed by Milliman.

SECTION 4.3.        Cooperation.  (a) Upon the terms and subject to the conditions and other agreements set forth in this Agreement, each of the Parties to this Agreement agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

(b)           During the period from the date hereof until the earlier of (i) the date this Agreement is terminated and (ii) the Closing Date, each Seller shall, and shall cause each Acquired Company and Acquired Company Subsidiary to, use its commercially reasonable efforts to maintain all material policies of fire, liability, workers’ compensation, employment practices liability, property, casualty and other forms of insurance existing as of the date hereof maintained for the benefit of the business or properties of the Acquired Companies or the Acquired Company Subsidiaries.

(c)           During the period from the date hereof until the earlier of (i) the date this Agreement is terminated and (ii) the Closing Date, neither Sellers nor Buyer shall take any action or omit to take any action for the purpose of directly or indirectly preventing, materially delaying or materially impeding (or that would reasonably be expected to prevent, materially delay or materially impede) the consummation of the transactions contemplated by this Agreement or agree, commit in writing or otherwise, to take any such actions,

(d)           With the prior consent of Sellers (which consent shall not be unreasonably withheld), at such times and on such dates during the period from the date hereof until the earlier of (i) the date this Agreement is terminated and (ii) the Closing Date (such times and dates to be agreed upon by the Parties as soon as practicable after the date of this Agreement), (A) Sellers shall allow, and shall cause the Acquired Companies and the Acquired Company Subsidiaries to allow, Buyer reasonable access to, and the opportunity to meet with, the Employees and (B) Sellers shall cooperate with Buyer, and shall cause the Acquired Companies and the Acquired Company Subsidiaries to cooperate with Buyer, in its efforts to meet with the distributors of the Acquired Companies and the Acquired Company Subsidiaries to discuss the proposed transactions contemplated by this Agreement, employment and distributorship opportunities with Buyer and its Affiliates, and such other matters as may be agreed to by the Parties.

(e)           Sellers, the Acquired Companies and the Acquired Company Subsidiaries shall cooperate with Buyer from the date hereof through the Closing Date with respect to (i) identifying the Sellers Services (as defined in the Transition Services Agreement) to be provided pursuant to the Transition Services Agreement, (ii) identifying material computer programs and databases (other than shrink wrap, click wrap or commercially available, off-the-shelf computer programs or databases) that are used in the provision of the Sellers Services, (iii) creation of the migration plan called for in Section 4.2 thereof and (iv) developing initial drafts of the schedules to the Transition Services Agreement within ninety (90) days of the date hereof; provided, however, that none of Sellers, the Acquired Companies or the Acquired Company Subsidiaries shall be required to incur any out-of-pocket expenses in connection with the foregoing.

SECTION 4.4.        Consents, Approvals and Filings.  (a) Sellers and Buyer shall use their:  (i) best efforts and will cooperate fully with each other to (A) comply as promptly as practicable with all governmental requirements applicable to (x) the transactions contemplated by this Agreement and the Ancillary Documents (the “Contemplated Transactions”) and (y) the coinsurance or other arrangements proposed by Buyer in order to finance the Contemplated Transactions, including any permitted assignment by Buyer pursuant to Section 11.6 (the “Financing Arrangements”), and (B) obtain as promptly as practicable all necessary Permits in connection with the consummation of the Contemplated Transactions and the Financing Arrangements; and (ii) commercially reasonable efforts, subject to Section 4.4(e), to obtain as promptly as practicable all consents or waivers of all third parties necessary in connection with the consummation of the Contemplated Transactions and the Financing Arrangements.  In connection therewith, Sellers and Buyer shall make and cause their respective Affiliates to make (and Buyer shall use its best efforts to cause the counterparties to the Financing Arrangements

(“Financing Counterparties”) to make) all legally required filings or submissions as promptly as practicable in order to facilitate the prompt consummation of the Contemplated Transactions and the Financing Arrangements, and shall provide, and shall cause their respective Affiliates to provide (and Buyer shall use its best efforts to cause the Financing Counterparties to provide), such information and communications to Governmental Entities as such Governmental Entities may request.  The Party responsible for any such filings or submissions shall promptly deliver to the other Parties (and Buyer shall use its best efforts to cause the Financing Counterparties to deliver promptly to the Parties) evidence of the filing or making of all applications, filings, registrations, notifications, permits, consents, approvals, waivers and authorizations relating thereto, and any supplement, amendment or item of additional information in connection therewith.

(b)           Without limiting any other provision in this Section 4.4, as promptly as practicable after the date hereof:  (i) in no event later than fifteen (15) Business Days after the date hereof, (A) Buyer shall file with all applicable Governmental Entities requests for approval of the Contemplated Transactions (other than as set forth in (B) and (C) below), including the filing of Form A Applications, and any requests for approvals of the Financing Arrangements, all of which requests shall include all required exhibits (it being understood that, after the initial filing, Buyer may, from time to time, amend its Form A Applications), (B) Buyer shall file with all applicable Governmental Entities pre-acquisition Form E notifications pertaining to the competitive impact of the Contemplated Transactions as may be required under state insurance Laws, which requests shall include all required exhibits, and (C) if and to the extent required under the HSR Act, Sellers and Buyer shall prepare and file all documents and notifications with the FTC and the DOJ as are required to comply with the HSR Act, and Buyer shall promptly file any amendments of such documents, filings, applications and notifications as may be necessary to comply with applicable Requirements of Law; and (ii) Buyer shall use its best efforts to cause the Financing Counterparties to file with all applicable Governmental Entities requests for all necessary approvals with respect to the Financing Arrangements.  Each Party shall give to the other Party prompt written notice (and Buyer shall use its best efforts to cause the Financing Counterparties to give prompt written notice to the Parties) if it receives any notice or other communication from the FTC, DOJ or any other Governmental Entity in connection with this Agreement and the Ancillary Documents, the Contemplated Transactions or the Financing Arrangements, and in the case of any such notice or communication that is in writing, shall promptly furnish the other Parties with a copy thereof (and Buyer shall use its best efforts to cause the Financing Counterparties to promptly furnish the Parties with a copy thereof).  If any Governmental Entity requires that a hearing be held in connection with any such approval, the Party requesting such approval shall use its best efforts to arrange for such hearing to be held promptly after the notice that such hearing is required has been received by such Party, and in no event shall such hearing be requested by such Party for later than ten (10) Business Days after the date such Governmental Entity has proposed such a hearing be held unless the other Party has previously consented in writing to such delay.  The Party requesting such approval shall use its best efforts to respond (and Buyer shall use its best efforts to cause the Financing Counterparties to respond) to any Governmental Entity’s comments in connection with the Contemplated Transactions and the Financing Arrangements within five (5) Business Days following receipt thereof.

(c)           Without limiting any other provision in this Section 4.4: (i) Buyer shall (A) provide to Sellers (and shall use its best efforts to cause the Financing Counterparties to provide to Sellers) copies of all applications or other material communications to Governmental Entities in connection with the Contemplated Transactions and the Financing Arrangements a reasonable time in advance of the filing or submission thereof, (B) provide Sellers (and shall use its best efforts to cause the Financing Counterparties to provide Sellers) with a reasonable opportunity prior to such filing or submission to comment upon drafts of the materials to be filed or submitted and (C) shall in good faith consider (and shall use its best efforts to cause the Financing Counterparties to consider) comments timely received from Sellers with respect thereto; (ii) Buyer shall (A) consult with Sellers (and use its best efforts to cause the Financing Counterparties to consult with Sellers) on all of the material information relating to Sellers or their Affiliates that appears in any materials filed with or submitted to any Governmental Entity in connection with the Contemplated Transactions and the Financing Arrangements, (B) consult with Sellers (and use its best efforts to cause the Financing Counterparties to consult with Sellers) with respect to the obtaining of any Permits in connection with the Contemplated Transactions and the Financing Arrangements, and (C) keep Sellers apprised (and use its best efforts to cause the Financing Counterparties to keep Sellers apprised) of the status of obtaining any such Permits; and (iii) Buyer shall, subject to applicable Requirements of Law, (A) consult (and use its best efforts to cause the Financing Counterparties to consult) with Sellers prior to attending or participating in any substantive meeting, substantive conference call or substantive discussion (excluding informal or impromptu discussions) with any Governmental Entity in respect of any filings, submissions, investigation or inquiry concerning the Contemplated Transactions and the Financing Arrangements, and provide (and use its best efforts to cause the Financing Counterparties to provide) Sellers and their representatives the opportunity to attend and participate at any substantive meetings, substantive conference calls or substantive discussions with any Governmental Entity or other third party in connection with the Contemplated Transactions and the Financing Arrangements and (B) promptly furnish (and use its best efforts to cause the Financing Counterparties to promptly furnish) to Sellers with copies of all substantive correspondence and written communications (or a reasonably detailed summary of any substantive oral communications) between Buyer (or any such Financing Counterparty) and its representatives, on the one hand, and any Governmental Entity, on the other hand, concerning the Contemplated Transactions and the Financing Arrangements.  If Sellers are notified by Buyer (or any such Financing Counterparty) of any meeting, conference call or discussion, Sellers shall promptly advise Buyer as to whether they will attend or participate in such meeting, conference call or discussion.

(d)           Without limiting any other provision in this Section 4.4, Buyer shall use its best efforts to resolve, and to cause any Financing Counterparties to resolve, such objections, if any, as may be asserted by a Governmental Entity with respect to the Contemplated Transactions or the Financing Arrangements.  It is understood that the obligation of Buyer under this Section 4.4 to use its best efforts to obtain any approval or consent from a Governmental Entity shall not require Buyer or its Affiliates to take any actions or to agree to any conditions, restrictions or limitations that would, or would reasonably be expected to, have a material adverse effect on the financial condition, results of operations or business of Buyer and its Subsidiaries, taken as a whole.

(e)           (i)  To the extent that the rights of any Acquired Company or Acquired Company Subsidiary under any license or other contract (including services, agreements, software licenses and hardware leases) may not be transferred or made available to Buyer or, after the Closing, to the Acquired Companies and the Acquired Company Subsidiaries (pursuant to the Transition Services Agreement or otherwise) without obtaining the consent of a third party, Buyer, on the one hand, and Sellers, on the other hand, shall equally share the costs (including any payments related to consents for the transfer of any license or other similar fees and expenses, but excluding Kill Fees) associated with obtaining the consents from such third party to obtain such rights or replacement of such rights.  Any communication by Buyer with third parties in connection with obtaining such consents shall be with Sellers’ participation, cooperation and approval.  With respect to those consents which have not been obtained by the Closing Date, (A) this Agreement shall not constitute an agreement to transfer or make available such rights if an attempted transfer would constitute a breach of such license or other contract or be unlawful and (B) other than as set forth in the Transition Services Agreement, Sellers shall not be obligated to assist Buyer in negotiating to obtain such rights or a replacement license or other contract (it being understood that Sellers’ or their Affiliates’ obligations with respect to obtaining rights or replacement licenses or other contracts for licenses, services agreements, hardware leases and other contracts used in connection with Sellers’ performance under the Transition Services Agreement that have not been obtained by the Closing Date shall be as set forth in the Transition Services Agreement).  Buyer shall be liable for any Kill Fees incurred as a result of the consummation of the transactions contemplated hereby in connection with any contracts of the Acquired Companies or Acquired Company Subsidiaries or any contracts between Sellers or their Affiliates and a third party pursuant to which the Acquired Companies or the Acquired Company Subsidiaries receive any benefit; provided, however, that Sellers shall be liable for any such Kill Fees arising under any such contracts if Sellers (A) had Knowledge of such Kill Fees as of the date hereof and (B) failed to make the contract providing for such Kill Fees available to Buyer on or before the date hereof.  Other than as set forth in the preceding sentence, in no event shall Sellers be liable for any Kill Fees in connection with the transactions and services contemplated hereunder or under the Transition Services Agreement.

(ii)           From and after the Closing, Buyer shall, and shall cause the Acquired Companies and the Acquired Company Subsidiaries to, take such actions as may be necessary or otherwise reasonably requested by Sellers or their Affiliates in connection with the transfer or assignment to Sellers or their Affiliates of those licenses and other contracts set forth in Section 4.4(e)(ii) of the Sellers’ Disclosure Letter that, although in the name of an Acquired Company or Acquired Company Subsidiary, are used by Sellers or their Affiliates (other than in connection with the provision of services under the Transition Services Agreement) (A) for the benefit of themselves, (B) for the benefit of any Acquired Company or Acquired Company Subsidiary or (C) for the benefit of themselves and for the benefit of an Acquired Company or Acquired Company Subsidiary.

SECTION 4.5.        Public Announcements.  Sellers and Buyer shall not, and shall not permit their respective Affiliates or representatives, without the prior written approval of the other Parties, to issue any press releases or otherwise make any public statements with respect to the transactions contemplated by this Agreement or the Ancillary Documents, except (a) as may be required by applicable Law or (b) as required by any listing agreement with any national securities exchange, and then (in the case of both (a) and (b)) only after such Party has used commercially reasonable efforts to obtain the approval of the other Parties prior to issuing such press release or making such public disclosure.

SECTION 4.6.        Use of Names.  (a) Prior to or at the Closing and effective immediately prior to the Closing, Sellers shall cause the Acquired Companies and the Acquired Company Subsidiaries to transfer any and all right, title or interest, including all associated goodwill, which any of them may have in or to the name, trademark and service mark “Chase” or “JPMorgan Chase” or any name, trademark, service mark, acronym or logo based on or incorporating the foregoing name, trademark or service mark or any portion of it which is currently used by or on behalf of any of them (collectively, the “Licensed Trademarks”) or which was previously used by or on behalf of any of them to Sellers or Affiliates of Sellers as Sellers may direct.  At the Closing, Sellers, or an Affiliate of Sellers, and Buyer on behalf of the Acquired Companies and the Acquired Company Subsidiaries shall enter into the License Agreement permitting the Acquired Companies and the Acquired Company Subsidiaries a royalty-free license to use the Licensed Trademarks.

(b)           After the date hereof, Buyer shall select a new name for each Acquired Company and Acquired Company Subsidiary that does not include a Licensed Trademark or any confusingly similar name or mark.  Upon or after the Closing, Buyer shall or shall cause each Acquired Company and Acquired Company Subsidiary: (i) to take all actions as shall be necessary to change its name to the name selected by Buyer, including but not limited to amending each Acquired Company’s and Acquired Company Subsidiary’s certificate of incorporation (or equivalent organizational documents); (ii) to commence filing the applicable documents relating thereto with the appropriate Governmental Entities within forty-five (45) days after the Closing Date and to complete filing such documents with the appropriate Governmental Entities within one hundred eighty (180) days after the Closing Date; and (iii) to take all other actions as shall be necessary to cease all use of the Licensed Trademarks (other than as provided in the License Agreement), including changing all trademarks or service marks used by the Acquired Companies and the Acquired Company Subsidiaries to marks that do not include any Licensed Trademark or any confusingly similar name or mark.  The term of the License Agreement with respect to the Acquired Companies and the Acquired Company Subsidiaries shall be for uses as described in the License Agreement, but in no event shall such term be longer than twelve (12) months from the Closing Date.  Any costs incurred by Sellers or any Affiliate of Sellers in connection with any work performed prior to the Closing shall, upon the Closing, be treated under the Transition Services Agreement as Sellers’ Pass-Through Expenses (as that term is defined therein) and such costs shall be reflected on the first TSA Monthly Invoice (as that term is defined therein) from Sellers thereunder.

SECTION 4.7.        Access to Books and Records.  From and after the Closing, (a) Buyer shall afford, and shall cause its Affiliates (including the Acquired Companies and the Acquired Company Subsidiaries) to afford, to Sellers and any Affiliates of Sellers, and their respective counsel and accountants and other representatives, during normal business hours, reasonable access to inspect, audit and take copies of the books and records of the Acquired Companies and the Acquired Company Subsidiaries with respect to the period prior to the Closing Date and (b) Buyer shall cause, and shall cause its Affiliates to cause, its employees to cooperate, to the fullest extent practicable, with Sellers and their Affiliates, in each case with respect to the foregoing clauses (a) and (b), to the extent that such access may be reasonably required by Sellers or any Affiliate of Sellers, including the investigation, defense, prosecution, litigation and final disposition of any claims (including indemnification claims by Sellers or their Affiliates pursuant to the Ohio Casualty Agreement or the Zurich Agreement and any matters with respect to which Sellers are providing indemnification to any Buyer Indemnified Party pursuant to this Agreement or any Ancillary Document) that might have been or might be made by or against Sellers or any Affiliate of Sellers in connection with the business of the Acquired Companies and the Acquired Company Subsidiaries.  Such cooperation shall include, without limitation, the execution of affidavits, appearances, testimony and production of documents pursuant to federal and state criminal and civil subpoenas, depositions, interrogatories and other requests.  Buyer shall not, and shall cause its Affiliates not to, dispose of, alter or destroy any such books and records until the later of (i) seven (7) years after the Closing Date, (ii) sixty (60) days after giving written notice to Sellers which notice shall permit Sellers, at their expense, to examine, duplicate or repossess such books and records and (iii) the time specified in the applicable Insurance Company’s record retention guidelines as in effect on the date hereof.  Notwithstanding the foregoing, this Section 4.7 shall not apply to the Tax Returns and other materials covered by Section 9.6.  Sellers shall maintain and shall cause their Affiliates to maintain, the confidentiality of any documents or information provided pursuant to this Section 4.7 that are subject to an attorney-client or other legal privilege or subject to an obligation of confidentiality or privacy.

SECTION 4.8.        Restructuring.  Subject to obtaining the Permits necessary to consummate the transactions set forth in this Section 4.8, the Parties hereby agree as follows:

(a)           Sellers hereby covenant and agree that from the date hereof through the Closing Date, Sellers shall use their best efforts to take, or cause to be taken, any and all actions and to do, or cause to be done, any and all things necessary, proper or advisable under applicable Requirements of Law or otherwise to have the Top-Tier Insurance Companies distribute to Sellers an aggregate amount of Pre-Closing Distributions equal to $400,000,000 (or such lesser amount as (i) shall be specified in writing by Buyer at least thirty (30) days prior to the Closing or (ii) is permitted to be paid under applicable Requirements of Law); provided, however, in no event (i) shall any Insurance Company make any distributions under this Section 4.8(a) to the extent that, after giving effect to such distributions, such Insurance Company’s RBC Ratio would be less than 450% or (ii) shall Sellers be required to commence any lawsuit against applicable Insurance Regulators or inject any capital into an Insurance Company or otherwise raise capital on its behalf.  Sellers shall consult with Buyer with respect to the selection of the assets of the Insurance Companies to be sold in order to provide funds to pay any distributions under this Section 4.8(a).  Sellers shall use their best efforts to file, or cause the appropriate Acquired Company or Acquired Company Subsidiary to file, with all applicable Governmental Entities requests for approval of such distributions, which requests shall include all required exhibits.  Sellers shall (i) provide to Buyer copies of all applications or other material communications to applicable Insurance Regulators in connection with approvals relating to such distributions a reasonable time in advance of the filing or submission thereof, shall provide Buyer with a reasonable opportunity prior to such filing or submission to comment upon drafts of the materials to be filed or submitted and shall in good faith consider comments timely received from Buyer with respect thereto and (ii) keep Buyer apprised of the status of obtaining any such approvals.  Sellers shall, subject to applicable Requirements of Law, (A) consult with Buyer prior to attending or participating in any substantive meeting, substantive conference call or substantive discussion (excluding informal or impromptu discussions) with any Governmental Entity in respect of any filings, submissions, investigation or inquiry concerning such distributions and provide Buyer and its representatives the opportunity to attend and participate in any substantive meetings, substantive conference calls or substantive discussions with any Governmental Entity or other third party in connection with such distributions, and (B) promptly furnish Buyer with copies of all substantive correspondence and written communications (or a reasonably detailed summary of any substantive oral communications) between Sellers and their representatives, on the one hand, and any Governmental Entity, on the other hand, concerning such distributions.  If Buyer is notified by Sellers of any meeting, conference call or discussion, Buyer shall promptly advise Sellers as to whether it will attend or participate in such meeting, conference call or discussion.  Buyer shall, and shall cause its Affiliates to, cooperate with Sellers in doing all things necessary to cause such distributions to be paid or made to Sellers prior to or at the Closing.

(b)           Prior to or at the Closing, Sellers shall, and shall cause the Acquired Companies and the Acquired Company Subsidiaries to, terminate or assign the agreements set forth in Section 4.8(b) of the Sellers’ Disclosure Letter between the Acquired Companies and the Acquired Company Subsidiaries, on the one hand, and Sellers and their Affiliates (other than the Acquired Companies and the Acquired Company Subsidiaries), on the other hand.

(c)           Prior to or at the Closing, Sellers shall use their commercially reasonable efforts to cause the Acquired Companies and the Acquired Company Subsidiaries to settle all payable and receivable balances (including those related to Taxes) between the Acquired Companies and the Acquired Company Subsidiaries, on the one hand, and Sellers and their Affiliates (other than the Acquired Companies and the Acquired Company Subsidiaries), on the other hand; provided, however, that to the extent that any such balance that should have been settled prior to or at the Closing in accordance with this Section 4.8(c) has not been so settled prior to or at the Closing, Sellers shall settle any such unsettled balance promptly after Closing.

(d)           Without limiting Section 4.6, prior to or at the Closing, Sellers shall cause the ownership of Intellectual Property Rights owned by the Acquired Companies and the Acquired Company Subsidiaries but used by Sellers or their Affiliates (other than the Acquired Companies or the Acquired Company Subsidiaries) to be transferred to Sellers or their Affiliates (other than the Acquired Companies or the Acquired Company Subsidiaries).  For the avoidance of doubt, any trademark that includes the words “Chase” or “JPMorgan Chase” or the logos set forth in Section 4.8(d) of the Sellers’ Disclosure Letter shall be deemed Intellectual Property Rights that shall be transferred pursuant to this Section 4.8(d).

(e)           As soon as reasonably practicable after the date hereof, Parent and Sellers shall use their commercially reasonable efforts to cause the Parent Contracts to be assigned to the applicable Acquired Companies or Acquired Company Subsidiaries.

(f)            Prior to the Closing or reasonably promptly thereafter, Sellers shall pay or cause to be paid (i) all amounts due to the Employees and the Allocated Employees under the Insurance Company Incentive Plans and (ii) in its sole discretion, such amounts to such Employees and Allocated Employees as discretionary bonuses as it deems appropriate, in each case for periods prior to the Closing.  Prior to the Closing, Sellers shall cause the Insurance Companies to (i) transfer to Sellers cash equal to any remaining amounts accrued on the books and records of the Insurance Companies in connection with obligations under the Insurance Company Incentive Plans and their discretionary bonus pool as of the Closing Date and (ii) release the reserves corresponding with such accruals.  None of Sellers or their Affiliates shall have any obligation to pay any amounts under, or have any liability with respect to, the Insurance Company Incentive Plans or the Insurance Companies’ discretionary bonuses for any periods after the Closing.

(g)           Prior to the Closing, CBD shall use its commercially reasonable efforts to assign to CLAC its rights and obligations under the Ohio Casualty Agreement, including its indemnification rights thereunder.  Sellers shall, and shall cause their Affiliates to, reasonably cooperate with Buyer to assist CLAC in exercising such indemnification rights; provided, however, that neither Seller nor any of its Affiliates shall be required to incur any out-of-pocket expenses or take any action that it believes would expose it to any liability.

SECTION 4.9.        No Adverse Actions under the Zurich Agreement or the Ohio Casualty Agreement.  (a)  From and after the Closing, Buyer shall not, and shall cause its Affiliates (including the Acquired Companies and the Acquired Company Subsidiaries) not to, take or fail to take any actions that would result in Sellers or their Affiliates being in violation, in breach of, or in default under, any of the provisions of the Zurich Agreement or the Ohio Casualty Agreement that survive the transactions contemplated by this Agreement (including Section 5.22 of the Zurich Agreement).  Buyer shall, and shall cause its Affiliates (including the Acquired Companies and the Acquired Company Subsidiaries) to, cooperate with Sellers in taking any actions reasonably requested by Sellers and refraining from taking any actions that would reasonably be expected to directly or indirectly delay or interfere with Sellers’ or their Affiliates’ indemnification rights, claims or recoveries under the Zurich Agreement or the Ohio Casualty Agreement; provided, however, Buyer and its Affiliates shall not be required to take any action which Buyer reasonably concludes would subject it or any of the Acquired Companies or the Acquired Company Subsidiaries to any material liability, loss, cost, expense, risk or exposure to any third party.

(b)           Except as otherwise provided herein, Sellers shall not, without the prior written consent of Buyer, amend or modify the Ohio Casualty Agreement or the Zurich Agreement if such amendment or modification is materially adverse to Buyer, unless such amendment or modification is required by, or to avoid any violation of, any Requirements of Law.

SECTION 4.10.       Non-Competition.  (a) For a period of two (2) years after the Closing Date (the “Non-Compete Period”), Parent and Sellers shall not, and shall cause their Affiliates (Parent and Sellers, together with such Affiliates, the “Seller Entities”) not to, without the prior written consent of Buyer, engage in the Restricted Business in a manner that competes directly with the business of the Acquired Companies and the Acquired Company Subsidiaries as conducted on the Closing Date.

(b)           Notwithstanding the provisions of Section 4.10(a), nothing in this Agreement shall preclude, prohibit, restrict or otherwise limit any of the Seller Entities from:

(i)            owning, operating or engaging in any manner in (x) any business activities that do not constitute part of the Restricted Business or (y) any Financial Services Business;

(ii)           owning, operating or engaging in any manner in any De Minimis Business;

(iii) offering, selling, marketing, distributing or providing, directly or through any distribution system or similar channel, any life insurance or annuity products identified in the definition of “Restricted Business” that (x) are not issued by any of the Seller Entities or (y) are issued by any Seller Entity that is permitted to engage in the Restricted Business pursuant to this Section 4.10;

(iv) insuring (whether by self-insurance, reinsurance, captive arrangements or otherwise) the insurance risks of, and issuing bonds related to, the business and operations of Sellers or any of their Affiliates or their respective employees;

(v)           applying for and holding any insurance license, permit or other authorization;

(vi)          acquiring, merging or otherwise combining with, or being acquired by any Person (whether in one transaction or a series of related transactions), notwithstanding that such Person or any of its Affiliates, directly or indirectly, is engaged in the Restricted Business (any such transaction or series of related transactions, a “Combination Transaction” and the Person with which such Combination Transaction is effected, the “Combining Person”); provided, however, that during the Non-Compete Period, the Seller Entities shall not enter into a Combination Transaction with a Combining Person in which the assets under management relating to the Combining Person’s Restricted Business (excluding separate accounts and segregated accounts) as of the closing date of the Combination Transaction exceed 40% of the Combining Person’s total consolidated assets (excluding separate accounts and segregated accounts) as of such date as determined in accordance with GAAP; and provided, further, that during the Non-Compete Period, nothing in this Agreement shall prohibit, restrict or otherwise limit the Combining Person (or if the Combining Person is not the survivor of such Combination Transaction, the surviving Person of such Combination Transaction) or the Affiliates of such Person from continuing to own, operate or engage in such Restricted Business;

(vii)         acquiring, directly or indirectly, any voting stock, capital stock or other equity interests (including convertible securities) of any Person in connection with any hedging or similar products; or

(viii)        acquiring capital stock or other equity interests of any Person engaged directly or indirectly in the Restricted Business, provided, that such acquisition is and remains during the Non-Compete Period an acquisition solely for investment purposes.

(c)           For purposes of this Section 4.10, the terms below shall have the following respective meanings:

“De Minimis Business” means any business activities conducted by the Seller Entities that would otherwise be deemed to relate primarily to the Restricted Business in which (A) the aggregate net premiums written by the Seller Entities derived from term life insurance and universal life insurance for the immediately preceding fiscal year, as determined in accordance with SAP, do not exceed $15 million or (B) the aggregate net deposits received by the Seller Entities derived from fixed annuity, variable annuity products and single premium whole life insurance products for the immediately preceding year, as determined in accordance with SAP, do not exceed $150 million.

“Financial Services Business” means: (A) lending, financing and other retail and corporate banking activities; (B) proprietary and third party portfolio, asset management, private banking, merchant banking, private equity and fund activities; (C) securities trading and brokerage activities; (D) advisory and other investment or commercial banking activities; and (E) custodial, trust, agent or fiduciary services (in the case of clauses (A) through (E), including activities or services on behalf, in respect or for the account of any Person conducting or engaging in the Restricted Business).

“Restricted Business” means the business of issuing term life insurance, universal life insurance and single premium whole life insurance and fixed annuity and variable annuity products in the United States as conducted by the Acquired Companies and the Acquired Company Subsidiaries on the Closing Date but only to the extent that the issuance of such products (A) requires the company issuing such products to obtain and maintain an insurance company license and (B) is regulated as an insurance business by any Governmental Entity in the place where such products are issued.

(d)           For a period of five (5) years after the Closing Date, Parent and Sellers shall not, and shall cause their Subsidiaries not to, sponsor or actively participate in (or make any records available to third parties for the purpose of sponsoring or actively engaging in) an organized solicitation specifically directed  at the Protective Class for the purpose of causing the members of the Protective Class to exchange or replace single premium whole life insurance policies, fixed annuities or variable annuities issued by the Insurance Companies and in-force on the Closing Date (“Protective Products”) with other whole life insurance policies, fixed annuities or variable annuities; provided, however, that this Section 4.10(d) shall not apply at any time (i) the claims-paying ability of Protective Life Insurance Company is rated “B++” or lower by A.M. Best Company (“Best”) (or the equivalent rating in the event that Best changes its rating designations), or (ii) with respect to any fixed annuities or single premium whole life products, in the event that the applicable Insurance Company sets renewal crediting rates thereon at levels that are materially below then-current market levels for comparable in-force policies.  For the avoidance of doubt, this Section 4.10(d) does not restrict any of Parent or Sellers or any of their respective Subsidiaries, employees or agents from: (A) (i) responding to inquiries from members of the Protective Class, (ii) engaging in ad hoc solicitations of individual members of the Protective Class in the ordinary course of business, or (iii) engaging in any organized solicitation directed at its customers or any class thereof (and not specifically directed at the Protective Class), notwithstanding that members of the Protective Class may be in the group of individuals included in such solicitation; or (B) the exchange or replacement of Protective Products if this Section 4.10(d) is otherwise complied with.  For purposes of this Section 4.10(d), the term “Protective Class” shall mean a group of individuals identified solely on the criterion that such individuals own Protective Products.

SECTION 4.11.              Nonsolicitation.  For a period of two (2) years after the Closing Date, Parent and Sellers shall not, and shall cause their Affiliates not to, solicit, offer employment to or employ any Transferred Employees; provided, however, that the foregoing provision shall not prohibit the Seller Entities from offering employment to or employing persons: (a) who respond to a general solicitation or advertisement that is not specifically directed to the Transferred Employees (and nothing shall prohibit the making of any such solicitation or advertisement); (b) who are referred to the Seller Entities by search firms, employment agencies or other similar entities, provided, that such entities have not been specifically instructed by the Seller Entities to solicit the Transferred Employees; (c) whose employment has been terminated by Buyer or any of its Affiliates; or (d) who are Transferred Employees and contact any Seller Entity on their own initiative without solicitation.

SECTION 4.12.              Advisory Contract Consents.  As soon as reasonably practicable after the date hereof, Sellers shall cause the Acquired Company Investment Advisers to inform their noninvestment company advisory clients of the transactions contemplated by this Agreement and shall, in compliance with the Investment Advisers Act and any other applicable Law, request such clients’ consent as may be necessary to effect the assignment of their Investment Advisory Related Agreements.  Buyer agrees that Sellers may satisfy this obligation, insofar as it relates to noninvestment company advisory clients (other than collective investment arrangements managed by an Acquired Company Investment Adviser as to which the governing instruments or applicable Law require any different or supplemental procedure, in which case such different or supplemental procedures must be followed), by providing each such client with the notice contemplated by the first sentence of this Section 4.12 and obtaining either a new investment advisory contract with such client effective at the Closing or such client’s consent in the form of an actual written consent or in the form of an implied consent and complying with any other requirements including, but not limited to, to the extent applicable, the disclosure requirements of Rule 204-3 under the Investment Advisers Act.  It is understood that such implied consent may be obtained by requesting written consent as aforesaid and informing in writing such client at least sixty (60) days prior to the Closing of: (a) the transactions contemplated by this Agreement and Sellers’ intention to complete such transactions so as to result in a statutory assignment of such Investment Advisory Related Agreements; (b) Sellers’ (or the applicable Acquired Company Investment Adviser’s) intention to continue the advisory services, under the existing Investment Advisory Related Agreement with such client after the Closing if such client does not terminate such Investment Advisory Related Agreement prior to the Closing; and (c) the fact that if such client continues to accept such advisory services without termination the consent of such client will be implied.

SECTION 4.13.              BOIC.  To the extent that all required consents, approvals and authorizations of the applicable Governmental Entities for the execution of the BOIC Amendments are obtained on or prior to the Closing Date, Sellers shall cause CILAC, CILC and BOIC to enter into the BOIC Amendments on the Closing Date.

SECTION 4.14.              Pre-Closing Investment Management.  Sellers shall cause the investment portfolios of the Acquired Companies and the Acquired Company Subsidiaries to be managed in accordance with the investment guidelines previously made available to Buyer (the “Investment Guidelines”); provided, however, that the Acquired Company and the Acquired Company Subsidiaries shall not make any new investments after the date hereof in (a) securities that are not investment grade at the time of purchase, (b) securities issued by any Person not organized in the United States or (c) securities (other than pursuant to commitments made prior to the date hereof to be consummated after the date hereof) issued in a private placement transaction, unless such securities were offered by a Person organized in the United States in an offering under Rule 144A under the Securities Act of at least $300,000,000 of securities.  From the date hereof through the Closing Date, Sellers shall notify Buyer in advance of any proposed changes in the Investment Guidelines, and shall provide Buyer an opportunity to meet and consult with Sellers on any such proposed changes so that Buyer and Sellers may cooperate in the making of any proposed changes in the Investment Guidelines and in the implementation of any such changes.

SECTION 4.15.              Replacement of Operations Insurance Policies.  Buyer acknowledges that as of the Closing Date, the Acquired Companies and the Acquired Company Subsidiaries will cease to be entitled to the benefit of the Operations Insurance Policies maintained by Sellers or an Affiliate of Sellers for the benefit of the business or properties of the Acquired Companies and the Acquired Company Subsidiaries prior to the Closing Date.

SECTION 4.16.              Buyer Financing.  (a) Buyer shall keep Sellers informed on a prompt basis with respect to all material activity concerning the status of the Goldman Coinsurance Arrangement and the Wilton Coinsurance Arrangement, and shall give Sellers prompt written notice of any material change from the most recent drafts of the coinsurance agreements with respect to such arrangements made available to Sellers prior to the date hereof, and of any material adverse change with respect to such arrangements.  Without limiting the foregoing, Buyer shall immediately notify Sellers in writing if at any time any party to either the Goldman Coinsurance Arrangement or the Wilton Coinsurance Arrangement, notifies Buyer that such party has determined not to provide reinsurance in connection with the transactions contemplated hereby.

(b)           Sellers shall deliver to Buyer: (i) as promptly as practicable, but not later than May 31, 2006, the combined audited GAAP financial statements of the Acquired Companies for 2005, consisting of a combined balance sheet as of December 31, 2005 and the related combined statements of operations, changes in stockholders’ equity and cash flows for the year then ended, including notes to the combined financial statements required by GAAP; (ii) as promptly as practicable, but not later than May 31, 2006, the combined audited GAAP financial statements of the Acquired Companies for 2004, consisting of a combined balance sheet as of December 31, 2004 and the related combined statements of operations, changes in stockholders’ equity and cash flows for the year then ended, including notes to the combined financial statements required by GAAP (which financial statements shall exclude the BOIH Acquired Companies for the period from January 1, 2004 until June 30, 2004); (iii) as promptly as practicable, but not later than May 31, 2006, the combined audited GAAP financial statements of the BOIH Acquired Companies for the six-month period ended June 30, 2004 consisting of a combined balance sheet as of June 30, 2004 and the related combined statements of operations, changes in stockholders’ equity and cash flows for the six-month period ended June 30, 2004, including notes to the combined financial statements required by GAAP; and (iv) as promptly as practicable, such other GAAP financial statements (for periods ending prior to December 31, 2005) of the Acquired Companies requested in writing by Buyer that are required by Regulation S-X to be included in a registration statement or prospectus relating to a registered public offering of securities by Buyer for the purpose of financing the Purchase Price, or required by Regulation S-K to be included in a Form 8-K or other applicable periodic SEC filings; and (v) for each quarterly reporting period in 2006 prior to the Closing (each, a “Quarterly Period”), as promptly as practicable, but not later than 135 days after the end of the quarterly period preceding such Quarterly Period, the unaudited combined GAAP balance sheet of the Acquired Companies as of the end of such Quarterly Period and the related combined statements of operations of the Acquired Companies for such Quarterly Period and for the corresponding quarterly period of 2005 that are required by Regulation S-X to be included in a registration statement or prospectus relating to a registered public offering of securities by Buyer for the purpose of financing the Purchase Price, or required by Regulation S-K to be included in a Form 8-K or other applicable periodic SEC filings.

(c)           Sellers and Buyer shall use their commercially reasonable efforts to cooperate fully with each other, and cause their independent auditors to so cooperate, to provide the necessary information required or do any other actions required to prepare the documentation for any public offering or required SEC filing, and if necessary, to consummate any such public offering; provided, however, that Buyer shall promptly reimburse Sellers in cash for any out-of-pocket costs and expenses incurred by Sellers in connection with preparing the financial statements described in Section 4.16(b) or other documentation for any such public offering or required SEC filing.

SECTION 4.17.              ISTP Projects.  (a) As soon as practicable after the date hereof, Buyer shall provide Sellers with a written list of ISTP Projects it wishes the Acquired Companies and the Acquired Company Subsidiaries to terminate prior to the Closing and a reasonable description of the rationale therefor.  As soon as practicable after Sellers receive Buyer’s written list and description, Buyer and Sellers shall jointly agree to the final list of ISTP Projects to be eliminated or modified, the timetable for such eliminations or modifications and a revised information technology plan of the Acquired Companies and the Acquired Company Subsidiaries to take into account such eliminations and modifications.  Sellers shall consult with Buyer and keep Buyer fully apprised of the progress in implementing the ISTP Projects, including any proposed changes to the timetable or estimated costs previously agreed to by the Parties.

(b)           From the date hereof through the Closing Date, Sellers shall deliver, promptly after the end of each calendar quarter, a financial report substantially in the form of the finance report made available to Buyer pursuant to Section 3.1(x) setting forth the historical ISTP Costs incurred as of the end of such quarter and a forecast of the remaining ISTP Costs required to complete the ISTP Projects; provided, however, that the foregoing shall not require Sellers or any of their Affiliates to prepare and furnish any report or other information not otherwise prepared in the ordinary course of the business consistent with past practices.

(c)           If the ISTP Costs as of June 30, 2006 exceed $35,000,000, Buyer shall pay Sellers such excess amount at the Closing as provided in Section 2.2(f).

(d)           Buyer shall pay Sellers for any ISTP Costs incurred after June 30, 2006 up to and including the Closing Date.

(e)           From the date hereof to the Closing Date, Sellers shall use their commercially reasonable efforts to cause the Acquired Companies and the Acquired Company Subsidiaries to minimize the ISTP Costs without materially delaying or modifying the revised information technology plan agreed to by the Parties pursuant to this Section 4.17.

SECTION 4.18.              Other Obligations of Sellers.  Sellers shall, or cause their Affiliates to:

(a)           After the date hereof and through the Closing Date, furnish promptly to Buyer (i) a copy of each annual statement and quarterly statement filed by any Insurance Company with its Insurance Regulator, (ii) a copy of the annual and quarterly GAAP financial statements of the Non-Insurance Companies prepared after the date hereof and the related statements of operations, changes in stockholder’s equity and cash flows for the year then ended, which will be prepared in accordance with GAAP and present fairly in all material respects the financial condition of the Non-Insurance Companies as of the dates thereof and the results of operations of the Non-Insurance Companies for the periods then ended (subject to normal recurring year-end adjustments, as applicable), and (iii) monthly management financial reports provided with respect to any Acquired Company or Acquired Company Subsidiary; provided, however, that the foregoing shall not require Sellers or any of their Affiliates to prepare and furnish any report or other information not otherwise prepared in the ordinary course of business consistent with past practices.

(b)           After the date hereof and through the Closing Date, Sellers shall maintain the Intralinks website in the form previously made accessible to Buyer.  At the Closing, Sellers shall provide Buyer a Digital Video Disk (DVD) containing copies of the documents that were made available on such website.

SECTION 4.19.              Settlement on Non-Admitted Assets.  (a) From the Closing Date through the second anniversary of the Closing Date, Buyer shall use its commercially reasonable efforts to collect all amounts due and payable relating to the assets comprising the Non-Admitted Assets as of the Closing Date (“Closing Date Non-Admitted Assets”).

(b)           Not later than thirty (30) days after each of the first and second anniversaries of the Closing Date, or such other date as is mutually agreed by the Parties, Buyer shall prepare and deliver to Sellers a schedule setting forth in reasonable detail the aggregate amounts collected and agent debit balance earned with respect to each asset category comprising the Closing Date Non-Admitted Assets from (and including) the Closing Date to (and including) such anniversary and the out-of-pocket third party expenses incurred by Buyer during such period in connection with collecting amounts due and payable relating to such assets.  Buyer shall prepare such schedules in good faith and provide to Sellers and their representatives such information as Sellers may reasonably request relating to the Closing Date Non-Admitted Assets and such schedules.  If there is any dispute that arises concerning any of the amounts collected with respect to any of the Closing Date Non-Admitted Assets or the schedules, the Parties shall negotiate in good faith to promptly resolve any such disputes.

(c)           Promptly after the Parties agree to the schedule relating to the aggregate amounts collected and agent debit balance earned with respect to the Closing Date Non-Admitted Assets from (and including) the Closing Date to (and including) the second anniversary of the Closing Date (the “Aggregate Collections”), if (i) the Aggregate Collections less the documented reasonable out-of-pocket third party expenses incurred by Buyer in connection with such collections exceed $6,400,000, Buyer shall pay Sellers the amount of such excess by wire transfer to an account or accounts designated by Sellers; or (ii)  the Aggregate Collections are less than the lesser of (x) $6,400,000 and (y) the Closing Date Non-Admitted Assets balance as reflected on the Final Closing Date Balance Sheet, Sellers shall pay Buyer the amount of such deficiency plus the documented reasonable out-of-pocket third party expenses incurred by Buyer in connection with such collections by wire transfer to an account or accounts designated by Buyer.

SECTION 4.20.              Further Assurances.  Sellers and Buyer agree, and Sellers, prior to the Closing, and Buyer, after the Closing, agree to cause the Acquired Companies and the Acquired Company Subsidiaries to execute and deliver such other documents, certificates agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

SECTION 4.21.              Lease.  From the date hereof through the Closing Date, Sellers and Buyer shall use commercially reasonable efforts to negotiate a lease for the 100,000 square feet facilities currently occupied by the Acquired Companies and Acquired Company Subsidiaries at 2500 Crestfield Drive, Elgin, Illinois with a monthly rental and expense allocation consistent with the amounts set forth in the Project Indigo Confidential Information Memorandum, dated October 2005; provided, however, that the execution of such lease shall not be a condition to the Closing.

ARTICLE V

EMPLOYEE MATTERS

SECTION 5.1.        Transferred Employees.  (a) At least thirty (30) days prior to the Scheduled Closing Date (which, for the avoidance of doubt, shall mean the Scheduled Closing Date, without regard to any delay thereof pursuant to Section 2.5), Buyer shall provide to Seller a list of the Employees that Buyer does not wish to be employed by an Acquired

Company or an Acquired Company Subsidiary on the Closing Date (the “Listed Employees”).  None of the Listed Employees shall be employed by an Acquired Company or an Acquired Company Subsidiary on the Closing Date.  All (i) Employees who are employees of an Acquired Company or an Acquired Company Subsidiary as of the Closing Date (excluding, for purposes of clarity, all Listed Employees) and (ii) any individuals who are Allocated Employees as of the Closing Date who Buyer requests in writing to become employees of Buyer or its Affiliates on the Closing Date shall be considered “Transferred Employees” for purposes of this Agreement.

(b)           Buyer may, in its sole discretion, arrange for an unaffiliated third-party administrator or similar entity (“TPA Firm”) to offer to employ some or all of the Transferred Employees, with employment to commence after the Closing Date.

(c)           Any provision of this Article V to the contrary notwithstanding, (i) each Transferred Employee shall be an “employee at will” of Buyer and its Affiliates, unless specifically provided otherwise in a written agreement between such Transferred Employee and Buyer, and (ii) each Employee who is hired by a TPA Firm shall be an “employee at will” of such TPA Firm, unless specifically provided otherwise in a written agreement between such Transferred Employee and such TPA Firm.

SECTION 5.2.        Post-Closing Benefits.  (a) Except as otherwise provided in this Agreement, for a period of twelve (12) months after the Closing Date, Buyer shall, or shall cause its Affiliates to, provide each Transferred Employee, while employed by Buyer, any Affiliate of Buyer or any TPA Firm with:  (i) base pay (which shall mean annual base salary for salaried employees and hourly wages for Employees paid on an hourly basis) at least equal to the base pay provided to such Transferred Employee immediately prior to the Closing Date; (ii) an opportunity to earn bonus and incentive compensation, as applicable, that is comparable to the opportunity available to employees of Buyer and its Affiliates with similar duties or responsibilities (other than the Acquired Companies and the Acquired Company Subsidiaries); (iii) employee benefits (other than any retiree life or retiree health benefits provided to any former employees or any other person, except as may be required under Section 4980B of the Code or Section 601 of ERISA or any other applicable Law) that are no less favorable, in the aggregate, to such employee benefits provided to employees of Buyer and its Affiliates with similar duties or responsibilities (other than the Acquired Companies and the Acquired Company Subsidiaries); (iv) job duties and responsibilities that are comparable to those such Transferred Employee held immediately prior to the Closing Date (but taking into account such change as may be appropriate in connection with the transition of business to the systems and processes of Buyer and its Affiliates, provided, that such changes do not result in a substantial reduction of duties or responsibilities); and (v) employment at the same facility at which each Transferred Employee worked immediately prior to the Closing Date, or at a facility that is within twenty-five (25) miles from such facility.  For the avoidance of doubt, nothing contained herein shall create any rights enforceable by third parties, including the Transferred Employees, it being acknowledged that there are no third-party beneficiaries of this provision.

(b)           Buyer shall, or shall cause its Affiliates and any TPA Firm that employs any Transferred Employees to, credit Transferred Employees for their service with Sellers, their Affiliates and their predecessors, to the same extent recognized by Sellers or their Affiliates immediately prior to the Closing Date, for all purposes under the employee benefit plans or arrangements maintained by Buyer or any of its Affiliates (including, without limitation, any welfare plan, pension plan, vacation program or severance program) in which any such Transferred Employees participate post-Closing, except: (i) for purposes of benefit accrual under defined benefit retirement plan(s) maintained by Buyer or its Affiliates; and (ii) to the extent such credit would result in an unintended duplication of benefits or a violation of Law.

(c)           Buyer shall, or shall cause its Affiliates and any TPA Firm that employs any Transferred Employees to: (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Transferred Employees under any welfare plans in which such Transferred Employees may be eligible to participate on or after the Closing Date; and (ii) provide each Transferred Employee with credit under any welfare plans in which any such Transferred Employee is eligible to participate on or after the Closing Date for any co-payments and deductibles credited under the corresponding Sellers’ welfare plan towards satisfying applicable deductible or out-of-pocket requirements in the calendar year in which the Closing occurs.

SECTION 5.3.        Termination and Severance.  (a) If (i) a Transferred Employee’s employment is terminated by Buyer, an Affiliate of Buyer or a TPA Firm as a result of job elimination during the twelve (12) months following the Closing Date under circumstances that would entitle a Transferred Employee to severance pay and benefits as set forth in Sellers’ severance plan on the date hereof or (ii) Buyer or an Affiliate of Buyer fails to comply with Section 5.2(a) with respect to any Transferred Employee, such Transferred Employee shall be entitled to receive the greater of:

(A)          severance benefits from Buyer or its Affiliates equal to the severance benefits that the Transferred Employee would have received under the JPMorgan Chase Severance Pay Plan (as in effect on the date hereof and as provided for in the “Summary Plan Description for the JPMorgan Chase Severance Pay Plan” made available to Buyer as document number 13.07.03.01 on the Interlinks website) (the “Parent Severance Pay Plan”), had the Parent Severance Pay Plan remained applicable to such Transferred Employee and taking into account the Transferred Employee’s service in accordance with Section 5.2, as well as the Transferred Employee’s service with the Buyer and its Affiliates (but treating continued participation in Buyer’s medical, dental, health care reimbursement account, supplemental term insurance and accidental death and dismemberment insurance as equivalent to continued participation in Sellers’ welfare plans); or

(B)           the severance benefits to which the Transferred Employee is entitled under Buyer’s or a Buyer Affiliate’s (as applicable) severance plan or policy, taking into account the Transferred Employee’s service in accordance with Section 5.2.

(b)           Buyer shall reimburse Sellers for any costs, liabilities or obligations incurred by Sellers or any of their Affiliates under the Parent Severance Pay Plan (including, without limitation, any costs of providing welfare or other benefits during a Listed Employee’s severance period), to the extent caused by, relating to, or arising out of the transfer or termination of any Listed Employee in connection with this Agreement or the transactions contemplated by this Agreement.  Buyer shall reimburse Sellers for 50% of all compensation related costs and expenses payable to the Listed Employees by Sellers or any of their Affiliates (including the cost of benefits provided by Sellers or their Affiliates under an Employee Benefit Plan), in each case as referenced in 29 U.S.C. § 2104 (“WARN Costs”); provided, however that if the WARN Costs exceed $4,000,000 in the aggregate, Buyer shall reimburse Sellers for 100% of such excess.  Buyer’s reimbursement payments pursuant to this Section 5.3(b) shall be made no later than thirty (30) days after Sellers deliver to Buyer an invoice of such costs, liabilities or obligations and such payments shall be made by wire transfer to the account or accounts designated by Sellers in Section 2.6.  This Section 5.3(b) shall not limit Buyer’s indemnification obligations for Losses pursuant to Section 8.1(b)(iii) except to the extent such indemnification would constitute a duplication of obligations.  Notwithstanding the foregoing, Buyer shall in no event be responsible for reimbursement of any such WARN Costs to the extent the WARN Costs result from Sellers’ failure to provide notices to affected employees on or prior to the day after the Closing Date.

In no event shall this Agreement cause a Transferred Employee to be entitled to severance benefits from Buyer or its Affiliates (including, as of the Closing Date, the Acquired Companies) as a result of (i) an Employee’s acceptance of employment with a TPA Firm on or after the Closing Date, or (ii) a Transferred Employee’s termination of employment with Buyer and its Affiliates in connection with the Transferred Employee’s commencement of employment with a TPA Firm.

SECTION 5.4.        Welfare Plan Liability.  Sellers shall retain responsibility for and continue to pay, or cause to be paid, all medical, life insurance, disability and other welfare plan expenses and benefits for Transferred Employees with respect to claims incurred by such Transferred Employees or their covered dependents prior to the Closing Date, in accordance with the terms of the Employee Benefit Plans.  Expenses and benefits with respect to claims incurred by Transferred Employees or their covered dependents on or after the Closing Date shall be the responsibility of Buyer and its Affiliates in accordance with the applicable terms of the plans of Buyer and its Affiliates.  For purposes of this paragraph, a claim is deemed incurred when the services that are the subject of the claim are performed; in the case of life insurance, when the death occurs; in the case of long-term disability benefits, when the disability begins; and in the case of a hospital stay, when the employee or covered dependent first enters the hospital.

SECTION 5.5.        Accrued Vacation.  With respect to any accrued but unused vacation time for calendar year 2006 to which any Transferred Employee is entitled under Sellers’ vacation policy immediately prior to the Closing Date (the “Vacation Policy”), Buyer shall allow, and shall cause its Affiliates and any TPA Firm that employs any Transferred Employees to allow, such Transferred Employees to use such accrued vacation in the calendar year in which the Closing occurs; provided, however, that if Buyer, such Affiliate or such TPA Firm deems it necessary to disallow such Transferred Employee from taking such accrued vacation, Buyer and its Affiliates shall be liable for and pay in cash to such Transferred Employee an amount equal to such vacation time in accordance with the terms of the Vacation Policy on or before December 31 of the year in which the Closing occurs; and provided, further, that Buyer shall be liable for and pay in cash an amount equal to such accrued vacation time to any Transferred Employee whose employment terminates for any reason subsequent to the Closing Date and prior to December 31, 2006.

SECTION 5.6.        COBRA.  Sellers shall be responsible for all legally mandated continuation of health care coverage for all Transferred Employees and any of their covered dependents who experience a qualifying event on or prior to the Closing Date.  Buyer shall be responsible for all legally mandated continuation of health care coverage for all Transferred Employees and any of their covered dependents who experience a qualifying event after the Closing Date.

SECTION 5.7.        Qualified Plans.  To the extent permitted by Law, Buyer agrees that Buyer’s 401(k) and Stock Ownership Plan will accept a direct cash to cash rollover of the account of any Transferred Employee in the JPMorgan Chase 401(k) Savings Plan or lump sum distribution from the JPMorgan Chase Retirement Plan who elects to make such a direct rollover (excluding a direct rollover, in kind, of any outstanding loan(s) of any such Transferred Employee under the JPMorgan Chase 401(k) Savings Plan), except to the extent that such rollover would, in the reasonable belief of Buyer, adversely affect the tax qualified status of Buyer’s plan.  To the extent necessary, Buyer shall, and shall cause its Affiliates to, amend its defined contribution plan prior to the Closing in order to carry out the intent of this Section 5.7.

SECTION 5.8.        Filings and Records.  Sellers, Buyer, the Acquired Companies and the Acquired Company Subsidiaries shall cooperate in (a) making all filings required under the Code or ERISA and any applicable securities Laws with respect to the Employee Benefit Plans that cover Employees, (b) implementing all appropriate communications with participants, (c) maintaining and transferring appropriate records and (d) taking all such other actions as may be necessary and appropriate to implement the provisions of this Article V.  After the Closing, to the extent permitted by Law, Sellers, Buyer, the Acquired Companies and the Acquired Company Subsidiaries shall cooperate fully with one another in providing records regarding the employment of, and the benefits provided to, all individuals who are or were Employees.  Notwithstanding anything herein to the contrary, in no event shall Sellers, the Acquired Companies, the Acquired Company Subsidiaries or any Affiliates of such entities be required to transfer the personnel files (including, without limitation, any annual evaluations) of any Employees or Allocated Employees.  Sellers shall not, and shall cause their Affiliates not to, dispose of, alter or destroy any such personnel files until the later of (i) seven (7) years after the Closing Date, or (ii) the time specified in the Parent’s record retention guidelines as in effect on the date hereof.

SECTION 5.9.        WARN Act.  Buyer acknowledges that as a consequence of the transactions contemplated by this Agreement, Sellers may terminate the employment of the Listed Employees.  Buyer and Sellers agree that for purposes of the Worker Adjustment and Retraining Notification Act and any similar state statute (collectively, the “WARN Act”), the Closing Date shall be the “effective date of the sale” as such term is used in the WARN Act.  Sellers agree that prior to, on, or as of the Closing Date (as determined by Sellers in their sole discretion), Sellers, the Acquired Companies and the Acquired Company Subsidiaries shall be responsible for any notification under the WARN Act with respect to the Listed Employees and the Acquired Companies and the Acquired Company Subsidiaries and Sellers agree not to deliver such notification until they have been reviewed and approved by Buyer, which approval shall not be unreasonably withheld, conditioned or delayed.  Buyer and its Affiliates shall be responsible for any notification under the WARN Act with respect to any Transferred Employee whose employment is terminated after the Closing Date.

ARTICLE VI

CONDITIONS PRECEDENT

SECTION 6.1.        Conditions to Each Party’s Obligations.  The respective obligations of each Party to effect the purchase and sale of the Acquired Company Shares and the other actions to be taken at the Closing are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)           HSR Act.  Any applicable waiting period under the HSR Act with respect to the transactions contemplated by this Agreement shall have expired or been terminated.

(b)           No Injunctions or Restraints.  No temporary restraining order, preliminary or permanent injunction or other order shall have been issued by any court of competent jurisdiction, no statute shall have been enacted and no rule or regulation of any Governmental Entity shall have been promulgated, preventing the consummation of the purchase and sale of the Acquired Company Shares or any of the other transactions contemplated by this Agreement; provided, however, that the Party invoking this condition shall have used all reasonable efforts to have any such order or injunction vacated.

(c)           Regulatory Approvals.  All consents, approvals and authorizations of the Insurance Regulators set forth in Section 6.1(c) of the Sellers’ Disclosure Letter shall have been duly obtained and shall be in full force and effect.

SECTION 6.2.        Conditions to Obligations of Buyer.  The obligations of Buyer to effect the purchase and sale of the Acquired Company Shares and the obligations of Buyer to effect the other actions to be taken at the Closing are further subject to the satisfaction or waiver by Buyer on or prior to the Closing Date of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of Sellers set forth in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (or, to the extent any such representation and warranty speaks as of an earlier date, on and as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” contained therein) would not have a Company Material Adverse Effect; and Buyer shall have received a certificate signed on behalf of each Seller by an executive officer of such Seller to the effect set forth in this Section 6.2(a).

(b)           Performance of Obligations of Sellers.  Each Seller shall have performed in all material respects all material obligations (including without limitation those set forth in Section 4.16) required to be performed by it under this Agreement on or prior to the Closing Date; and Buyer shall have received a certificate signed on behalf of each Seller by an executive officer of such Seller to such effect.

(c)           Delivery of Documents.  Sellers shall have delivered, or caused to be delivered, to Buyer each of the deliverables specified in Section 2.7(a) and Section 2.7(c).

(d)           No Material Adverse Change.  From the date of this Agreement to (and including) the Closing Date, the Acquired Companies and the Acquired Company Subsidiaries, considered as a single enterprise, shall not have experienced a Company Material Adverse Effect.

SECTION 6.3.        Conditions to Obligations of Sellers.  The obligations of Sellers to effect the purchase and sale of the Acquired Company Shares and the other actions to be taken at the Closing are further subject to the satisfaction or waiver by Sellers on or prior to the Closing Date of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of Buyer set forth in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (or, to the extent any such representation and warranty speaks as of an earlier date, on and as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Buyer Material Adverse Effect” contained therein) would not have a Buyer Material Adverse Effect; and Sellers shall have received a certificate signed on behalf of Buyer by an executive officer of Buyer to the effect set forth in this Section 6.3(a).

(b)           Performance of Obligations of Buyer.  Buyer shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date; and Sellers shall have received a certificate signed on behalf of Buyer by an executive officer of Buyer to such effect.

(c)           Delivery of Documents.  Buyer shall have delivered, or caused to be delivered, to Sellers each of the deliverables specified in Section 2.7(b) and Section 2.7(c).

ARTICLE VII

SURVIVAL OF REPRESENTATIONS AND WARRANTIES

SECTION 7.1.        Survival of Representations and Warranties.  All representations and warranties contained in this Agreement shall survive Closing solely for purposes of Section 8.1(a) and Section 8.1(b) and shall terminate and expire at the close of business on the date that is twelve (12) months after the Closing Date except for:  (a) the representations and warranties set forth in Section 3.1(j), Sections 3.1(m)(i) through 3.1(m)(vi), Section 3.1(o), Section 3.1(q)(iv) and Section 3.2(f), which shall survive eighteen (18) months after the Closing Date; (b) the representations and warranties set forth in Section 3.1(a), Section 3.1(b) and Section 3.2(a) which shall survive indefinitely and (c) the representations and warranties set forth in Section 3.1(i) and Section 3.2(h), the survival of which shall be determined solely by application of Section 9.6.  All covenants and agreements contained in this Agreement, to the extent that the foregoing by their express terms are to have effect or be performed after the Closing, shall survive the Closing in accordance with their terms.

ARTICLE VIII

INDEMNIFICATION

SECTION 8.1. Obligation to Indemnify.  (a) Subject to the limitations set forth in this Article VIII, Parent and each Seller, jointly and severally, agrees to indemnify and hold harmless Buyer and its Affiliates, including, after the Closing, the Acquired Companies and the Acquired Company Subsidiaries (the “Buyer Indemnified Parties”), from and against all losses and out-of-pocket expenses (including reasonable attorneys’ fees and expenses of outside counsel) but not including punitive, exemplary, consequential and all other kinds of special damages (including, without limitation, lost profits and opportunity costs) (“Losses”) to the extent actually incurred as a result of (i) any breach of the representations and warranties of Sellers contained in Section 3.1, (ii) any breach of any of the covenants and agreements of Sellers contained in this Agreement or (iii) the Excluded Liabilities; provided, however, that neither Parent nor any Seller shall have any indemnification liability under this Agreement unless a claim is timely asserted during the survival period specified in Section 7.1; and provided, further, that neither Parent nor any Seller shall have any indemnification liability under this Agreement unless the aggregate of all Losses for which Parent and Sellers would, but for this proviso, be liable, pursuant to this Section 8.1(a) exceeds $15,000,000 on a cumulative basis (the “Deductible”), and then only to the extent of any such excess; and provided, further, that neither Parent nor any Seller shall have any liability under Section 8.1(a)(i) or Section 8.1(a)(ii) for any individual item of Loss that is less than $25,000 (for this purpose any individual item shall include any series of related actions) and such items shall not be aggregated for purposes of the second proviso to this Section 8.1(a).  In any event, the maximum amount for which Parent and Sellers shall be liable in the aggregate under this Section 8.1(a) shall not exceed 20% of the Purchase Price, as adjusted pursuant to Section 2.3 (the “Indemnification Cap”); and provided, further that the Deductible and the Indemnification Cap shall not apply to or limit Losses arising out of (w) any breach of the representations and warranties of Sellers contained in Section 3.1(a), Section 3.1(b) and Section 3.1(o), (x) a claim for indemnity pursuant to Section 9.1(a), (y) any breach of any of the covenants and agreements of Sellers contained in this Agreement or (z) the Excluded Liabilities.  Solely for purposes of determining whether Parent or Sellers are obligated to provide indemnification and the amount of any Losses for which Parent or Sellers shall be liable to the Buyer Indemnified Parties under this Section 8.1(a), each representation and warranty of Sellers contained in this Agreement shall be read without regard and without giving effect to the terms “material,” “in all material respects” or “Company Material Adverse Effect.”

(b)           Subject to the limitations set forth in this Article VIII, Buyer agrees to indemnify and hold harmless Parent, Sellers and their Affiliates and their respective directors, officers and employees (“Seller Indemnified Parties”) from and against all Losses to the extent arising from or related to (i) any breach of the representations and warranties of Buyer contained in Section 3.2, (ii) any breach of any of the covenants and agreements of Buyer contained in this Agreement, (iii) any transfer or termination of a Transferred Employee or any transfer or termination of a Listed Employee in connection with this Agreement or the transactions contemplated by this Agreement or (iv) the ownership after the Closing by Buyer or any of its Affiliates of the Acquired Companies and the Acquired Company Subsidiaries or the operation after the Closing of the business of the Acquired Companies and the Acquired Company Subsidiaries, except to the extent Buyer is entitled to indemnification by Sellers under Section

8.1(a); provided, however, that Buyer shall not have any indemnification liability under this Agreement unless a claim is timely asserted during the survival period specified in Section 7.1; and provided, further, that Buyer shall not have any indemnification liability under this Agreement unless the aggregate of all Losses for which Buyer would, but for this proviso, be liable, pursuant to this Section 8.1(b), exceeds the Deductible, and then only to the extent of any such excess; and provided, further, that Buyer shall not have any liability under Section 8.1(b)(i) or Section 8.1(b)(ii) for any individual item of Loss that is less than $25,000 (for this purpose any individual item shall include any series of related actions) and such items shall not be aggregated for purposes of the second proviso to this Section 8.1(b).  In any event, the maximum amount for which Buyer shall be liable in the aggregate under this Section 8.1(b) shall not exceed the Indemnification Cap; and provided, further, that the Deductible and the Indemnification Cap shall not apply to or limit Losses arising out of any breach of (w) the representations and warranties of Buyer contained in Section 3.2(a), Section 3.2(f) and Section 3.2(g), (x) Section 9.1(b), (y) any breach of any of the covenants and agreements of Buyer contained in this Agreement or (z) any transfer or termination of employment of any Employee referred to in clause (iii) above.  Solely for purposes of determining whether Buyer is obligated to provide indemnification and the amount of any Losses for which Buyer shall be liable to the Seller Indemnified Parties under this Section 8.1(b), each representation and warranty of Buyer contained in this Agreement shall be read without regard and without giving effect to the terms “material,” “in all material respects” or “Buyer Material Adverse Effect.”

(c)           Notwithstanding any provision in this Agreement to the contrary, including Section 8.1(a), with respect to any Tax Product Claim made against Parent and Sellers, Parent and Sellers shall only indemnify the Buyer Indemnified Parties from and against any liability for (A) Taxes (whether or not related to Taxes imposed on an Acquired Company, policyholder or annuity holder) and (B) the present value (determined using a discount rate equal to the AFR) of reasonable payments required to be made to policyholders, owners or beneficiaries (including increases in benefits under the contracts), in order to cause the annuity or life insurance contract to comply with the applicable provisions of the Code (or any relevant Governmental Entity’s interpretation thereof), but not other external costs, expenses or Losses (for example, external costs associated with correcting the policy forms, associated or related to external advisors, or incurred with respect to technology or computer systems) that are not otherwise included in (A) or (B).  For purposes of calculating the net present value of amounts described in clause (B) in the immediately preceding sentence, the present value of an increase in the benefits provided under a contract shall be equal to the necessary increase in the relevant Insurance Company’s statutory accounting policy benefit reserve that results from such increase in contract benefits.  For purposes of (A) and (B), Parent and Sellers shall only have an obligation to indemnify the Buyer Indemnified Party to the extent that: (i) such liabilities are attributable to an annuity contract or insurance policy issued on or before (1) the Closing Date or (2) with respect to mortgage term life insurance products of the Insurance Companies that are offered pursuant to a sales and distribution agreement that may not be terminated by such Insurance Company without providing six (6) months notice (the “Distribution Agreement Related Products”), such Distribution Agreement Related Products are actually issued by the Insurance Companies prior to the earlier to occur of the date (x) that is exactly six (6) months after the Closing Date or (y) on which the Insurance Companies or Buyer can amend, alter or otherwise revise such Distribution Agreement Related Products, using commercially reasonable efforts, to cause such products to comply with the applicable provisions of the Code (the date provided in (1) and (2) hereinafter referred to as the “Tax Product Determination Date”); (ii) the facts or reasons for noncompliance with the Code that gave rise to any breach of such representation existed as of the Closing Date; (iii) such breach of the representation set forth in Section 3.1(m)(vii) is not the result of a change in (1) Law or (2) interpretation of Law as such Law existed as of the Closing Date, in each case that occurs after the Closing Date; and (iv) such liabilities (in whole or in part) are not due to any action taken or any action that should have been taken but that was not taken by Buyer or one of its Affiliates after the Closing Date.  The Parties agree that Section 8.1(a) as modified by this Section 8.1(c) shall provide the Buyer Indemnified Parties with their only recourse and sole claim for indemnification with respect to any Taxes, Losses or liabilities relating to, resulting from or attributable to any annuity contract or life insurance policy issued, assumed, sold, exchanged, administered or marketed by the Acquired Companies or the Acquired Company Subsidiaries not complying with an applicable provision of the Code (or any relevant Governmental Entity’s interpretation thereof).

SECTION 8.2. Indemnification Notice Procedures.  (a) Promptly after the incurrence of any Losses by any Person entitled to indemnification pursuant to Section 8.1 (an “Indemnified Party”), including any claim by a third party described in Section 8.3, which might give rise to indemnification pursuant to Section 8.1, the Indemnified Party shall deliver to the Party from which indemnification is sought (the “Indemnifying Party”) a notice (the “Indemnification Notice”), which Indemnification Notice shall:

(i)            state that the Indemnified Party has paid or incurred Losses for which such Indemnified Party is entitled to indemnification pursuant to this Agreement; and

(ii)           specify in reasonable detail (and have annexed thereto all supporting documentation, including any correspondence in connection with any Third Party Claim and paid invoices for claimed Losses) each individual item of Loss included in the amount so stated, the date such item was paid or incurred, the basis for any anticipated liability and the nature of the misrepresentation, breach of warranty, breach of covenant or claim to which each such item is related and the computation of the amount to which such Indemnified Party claims to be entitled hereunder.

(b)           In the event that the Indemnifying Party shall object to the indemnification of an Indemnified Party in respect of any claim or claims specified in any Indemnification Notice, the Indemnifying Party shall, within forty-five (45) days after receipt by the Indemnifying Party of such Indemnification Notice, deliver to the Indemnified Party a notice to such effect and the Indemnifying Party and the Indemnified Party shall, within the sixty (60) day period beginning on the date of receipt by the Indemnified Party of such objection, attempt in good faith to agree upon the rights of the respective Parties with respect to each of such claims to which the Indemnifying Party shall have so objected.  If the Indemnified Party and the Indemnifying Party shall succeed in reaching agreement on their respective rights with respect to any of such claims, the Indemnified Party and the Indemnifying Party shall promptly prepare and sign a memorandum setting forth such agreement.  Should the Indemnified Party and the Indemnifying Party be unable to agree as to any particular item or items or amount or amounts within such time period, then either the Indemnified Party or the Indemnifying Party shall submit such dispute to a court of competent jurisdiction as set forth in Section 11.7.

(c)           Claims for Losses specified in any Indemnification Notice to which an Indemnifying Party shall not object in writing within forty-five (45) days after receipt of such Indemnification Notice, claims for Losses covered by a memorandum of agreement of the nature described in Section 8.2(b), and claims for Losses the validity and amount of which have been the subject of judicial determination as described in Section 8.2(b) or shall have been settled with the consent of the Indemnifying Party, as described in Section 8.3, are hereinafter referred to, collectively, as “Agreed Claims.”  Within ten (10) Business Days after the determination of the amount of any Agreed Claim, the Indemnifying Party shall pay to the Indemnified Party an amount equal to the Agreed Claim by wire transfer in immediately available funds to the bank account or accounts designated by the Indemnified Party in a notice to the Indemnifying Party not less than two (2) Business Days prior to such payment.

SECTION 8.3. Third Party Claims.  (a) The Indemnified Party agrees to give the Indemnifying Party notice in writing of the assertion of any claim or demand made by, or an action, proceeding or investigation instituted by, any Person not a Party to this Agreement (a “Third Party Claim”) in respect of which indemnity may be sought under Section 8.1 in accordance with the notice procedures set forth in Section 8.2 promptly after such Indemnified Party learns of the Third Party Claim; provided, however, that failure to give such notice shall not affect the indemnification provided hereunder, except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure (except that the Indemnifying Party shall not be liable for any expenses incurred during the period in which the Indemnified Party failed to give such notice).  Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within five (5) calendar days after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim.

(b)           If a Third Party Claim is made against an Indemnified Party, the Indemnifying Party will be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the Indemnifying Party.  The Parties agree that Sellers are hereby assuming and will assume the defense of any claims related to or arising from the Excluded Liabilities.  Should the Indemnifying Party so elect to assume the defense of a Third Party Claim, the Indemnifying Party will not, as long as it conducts such defense, be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof.  If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party shall control such defense.  The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof (other than during any period in which the Indemnified Party shall have not yet given notice of the Third Party Claim as provided above).  If the Indemnifying Party chooses to defend or prosecute any Third Party Claim, all of the Parties shall cooperate in the defense or prosecution thereof.  Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Whether or not the Indemnifying Party shall have assumed the defense of a Third Party Claim, the Indemnified

Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent.  Notwithstanding the foregoing, if a settlement offer is made by a third party claimant solely for money damages, and the Indemnifying Party notifies in writing the Indemnified Party of the Indemnifying Party’s willingness to accept the settlement offer and, subject to the applicable limitations of this Article VIII, pay the amount called for by such offer, and the Indemnified Party declines to accept such offer, the Indemnified Party may continue to contest such Third Party Claim, free of any participation by the Indemnifying Party, and the amount of any ultimate liability with respect to such Third Party Claim that the Indemnifying Party has an obligation to pay hereunder shall be limited to the lesser of (i) the amount of the settlement offer that the Indemnified Party declined to accept plus the other Losses of the Indemnified Party relating to such Third Party Claim prior to the date of its rejection of the settlement offer or (ii) the aggregate Losses of the Indemnified Party with respect to such Third Party Claim.

(c)           Notwithstanding any provision of this Agreement to the contrary, including Sections 8.2 and 8.3, with respect to a Tax Product Claim: (i) Buyer Indemnified Parties shall have the right to make any such claim against Parent and Sellers prior to any Third Party Claim first having been made against Buyer or any of its Affiliates if such claim is made prior to the date that is exactly twelve (12) months after the Closing Date; (ii) that is not based on a Third Party Claim, Buyer shall provide Sellers with written notice of such claim in a manner that satisfies the requirements of Section 8.2(a)(i) and Section 8.2(a)(ii); (iii) that is based on, includes or relates to a Third Party Claim brought against a Buyer Indemnified Party (including any Third Party Claims brought against a Buyer Indemnified Party after a Buyer Indemnified Party first brought a Tax Product Claim against Parent and Sellers), Buyer shall provide Parent and Sellers with written notice of such Third Party Claim in a manner that satisfies the requirements of Section 8.3(a); and (iv) Buyer shall control the conduct of all Third Party Claims (including the negotiations of any agreements entered into with a Taxing Authority or third party relating to such claim) that relate or give rise to a Tax Product Claim (including the process of determining how to cause any annuity or life insurance contract that relates to such claim to comply with the applicable provisions of the Code (or any relevant Governmental Entity’s interpretation thereof) and implementing such method); provided, however, that Sellers or Parent shall control the conduct of any such claim with respect to and to the extent that such claims could result in an indemnity obligation by Parent and/or Sellers under this Agreement; and provided, further, that the non-controlling Party shall have the right to participate in the conduct of any such Third Party Claim.

(d)           If a Buyer Indemnified Party brings a Tax Product Claim against Parent and/or Sellers, Parent and/or Sellers will have no obligation to pay to the Buyer Indemnified Parties any amount due with respect to such claim until the first to occur of: (i) a Final Determination having been reached with respect to the matter that gave rise to such Tax Product Claim (including for these purposes any closing agreements entered into by a Buyer Indemnified Party with a Taxing Authority that reach a settlement with respect to the amount of Tax that is due with respect to a Tax Product Claim); (ii) the settlement or conclusion of all Third Party Claims related to such Tax Product Claim; or (iii) Parent, Sellers and Buyer entering into a mutual agreement with respect to the total amount that is due from Parent and Sellers with respect to such Tax Product Claim.

(e)           If a Buyer Indemnified Party brings a Tax Product Claim prior to a Third Party Claim and Parent or Sellers do not agree with a matter relating to such claim (including the steps to be taken to mitigate any such claim), then Sellers shall provide Buyer with written notice of their objections setting forth in reasonable detail these objections.  With respect to any such disputed matters, Buyer and Sellers shall attempt in good-faith to settle such disputes for a period of thirty (30) days after Buyer has received such notice.  If the Parties cannot settle such disputes within such time, Buyer and Sellers shall submit their disputes to a Tax Referee for final settlement as to the disputed issues.  The decision of the Tax Referee shall be final and binding on the Parties and the Parties shall not take any action or fail to take any action that would be considered to be contrary to the decision of the Tax Referee.  The costs of the Tax Referee shall be shared equally by Buyer and Parent.

SECTION 8.4. Termination; Mitigation.  (a) The indemnities provided in this Agreement shall survive the Closing; provided, however, that the indemnities provided under Section 8.1(a)(i) and Section 8.1(b)(i) shall terminate when the applicable representation or warranty terminates pursuant to Article VII, except as to any item as to which the Person to be indemnified shall have, before the expiration of the applicable period, previously made a claim by delivering a notice (stating in reasonable detail the basis of such claim) to the Indemnifying Party.  After the Closing, the indemnities provided in Section 8.1(a) and Section 8.1(b) shall be the sole and exclusive remedy at law for any breach of a representation, warranty, covenant or agreement or other claim arising out of this Agreement or the transactions contemplated hereby except that nothing set forth in this Article VIII shall be deemed to prohibit or limit any Party’s right at any time on or after the Closing Date to seek injunctive or equitable relief for the failure of any other Party to perform any covenant or agreement contained herein or to seek any other relief based upon fraud or intentional misrepresentation.

(b)           The amount of any indemnity payments under this Agreement shall be net of any amounts reserved on the Final Closing Date Balance Sheet or recovered or recoverable by the Indemnified Party under insurance policies or other indemnification rights with respect to the relevant Losses.  To the extent that (i) CILAC or CILC receives after the Closing cash from the reimbursement of legal fees or funds released from settlement pools (i.e., “reverter” funds), in each case in connection with any Modal Premium Litigation or other reimbursement related to the Excluded Liabilities, (ii) Buyer or any Affiliate of Buyer receives any amounts under the Zurich Agreement relating to any of the Excluded Liabilities or (iii) Buyer or any Affiliate Buyer receives any indemnification payments in excess of reserves therefor set forth on the Final Closing Date Balance Sheet that relate to claims for indemnification by any of the Sellers or their Affiliates that were resolved prior to the Closing, Buyer shall promptly remit to Sellers such amounts by wire transfer to an account or accounts designated by Sellers.

(c)           The Indemnified Party shall take and shall cause its Affiliates to take all commercially reasonable steps to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto, including incurring costs only to the extent reasonably necessary to remedy the breach which gives rise to the Loss.  In the event that an Indemnified Party shall fail to make such commercially reasonable efforts to mitigate any Loss, then notwithstanding anything contained in this Agreement to the contrary, neither Sellers nor Buyer, as the case may be, shall be required to indemnify any Indemnified Party for that portion of such Loss that could reasonably be expected to have been avoided if the Indemnified Party had made such efforts.

(d)           Notwithstanding anything contained in this Agreement to the contrary, in the event that any fact, event or circumstance which results in an adjustment to the Purchase Price (including the Final Adjustment Payment) would also constitute a breach or inaccuracy of any of Sellers’ representations, warranties, covenants or agreements under this Agreement, Sellers and their respective Affiliates shall have no obligation to indemnify any Buyer Indemnified Party with respect to such breach or inaccuracy.

(e)           Upon making any indemnification payment, the Indemnifying Party will, to the extent of such payment, be subrogated to all rights of the Indemnified Party against any third party in respect of the Loss to which the payment relates.  Without limiting any other provision hereof, each such Indemnified Party and Indemnifying Party will duly execute upon request all instruments reasonably necessary to evidence and perfect the above-described subrogation rights.

(f)            Neither Sellers nor Buyer shall have any right to set-off any Losses against any payments to be made by such Party or Parties pursuant to this Agreement or any other agreement between the Parties.

SECTION 8.5. Tax Indemnification.  Except with respect to indemnification for the breach of a representation contained in Section 3.1(h) or Section 3.1(m)(vii), the rights and obligations of the Parties with respect to indemnification for any and all Tax matters shall be exclusively governed by Article IX hereof, and shall not be subject to this Article VIII, except for the provisions of Sections 8.4(c), 8.4(d), 8.4(e) and 8.4(f).

ARTICLE IX

TAX MATTERS

SECTION 9.1. Tax Indemnity.  (a)  Parent and Sellers shall (except with respect to any items relating to Transfer Taxes covered by Section 9.9) be jointly and severally liable for and shall indemnify and hold harmless Buyer, its Affiliates and the Acquired Companies from and against (i) any and all Taxes imposed on the Acquired Companies for any Pre-Closing Tax Years (including any Taxes solely attributable to Section 338(h)(10) Elections); (ii) any and all income Taxes imposed on any member of any affiliated group with which any of the Acquired Companies filed a Tax Return on a consolidated, combined or unitary basis for or during any Pre-Closing Tax Years for which any of the Acquired Companies is liable pursuant to Section 1.1502-6 of the Treasury Regulations (or any similar provision of state or local Law), but only to the extent such income Taxes do not relate to the income, gain, activities or business of any of the Acquired Companies after the Closing Date; (iii) solely with respect to the representations contained in Sections 3.1(i)(x) and 3.1(i)(xii) and subject to the terms and conditions set forth therein and in Section 9.6, any and all Taxes for all taxable periods or portions thereof ending on or before the expiration of the applicable Extended Termination Date provided in Section 9.6 that result from, arise out of or are based upon an inaccuracy or breach of any such representation; and (iv) with respect to any inaccuracy or breach of the representation contained in Section 3.1(i)(xiv) and subject to the terms and conditions set forth therein and in Sections 9.1(e) and 9.6, the net present value (using a discount rate equal to the “applicable federal rate” published by the Internal Revenue Service for the month in which the claim is brought by Buyer pursuant to this Agreement determined based on the period of time over which such lost tax benefit must be discounted (the “AFR”)) of the total tax benefits that would have been available to Buyer or the Acquired Companies had such representation not been breached; provided, however, that the maximum amount for which Parent and Sellers shall be liable pursuant to the indemnity set forth in this Section 9.1(a)(iv) shall not, in the aggregate, exceed $25 million.

(b)           Buyer shall indemnify and hold harmless Sellers and their Affiliates from and against any and all Taxes that are not specifically indemnified by Sellers pursuant to Section 9.1(a) including (i) any Taxes that relate to or are attributable to any action or transaction by, at the direction of, or with Buyer, the Acquired Companies or any Affiliate of Buyer or the Acquired Companies (A) before the Closing to the extent that such action is at the sole direction of and for the benefit of Buyer (excluding any such action that relates to any Pre-Closing Distributions) or (B) after the Closing; provided, however, that in the case of both (A) and (B), not including any Taxes resulting from the Section 338(h)(10) Elections and (ii) with respect to any inaccuracy or breach of the representation contained in Section 3.2(h) and subject to the terms and conditions set forth therein and in Sections 9.1(e) and 9.6, the net present value of the total tax benefits that would have been available to Sellers had such representation not been breached (which shall include the additional amount of Taxes that Sellers or the Acquired Companies are required to pay as result of such breach with respect to the transactions contemplated by this Agreement); provided, however, that the maximum amount for which Buyer shall be liable pursuant to the indemnity set forth in this Section 9.1(b)(ii) shall not, in the aggregate, exceed $8 million.

(c)           For purposes of determining Sellers’ liability pursuant to Section 9.1(a) with respect to Taxes that are payable for a taxable period that begins before the Closing Date and ends after the Closing Date (“Straddle Taxes”), the portion of any such Tax that is allocable to the Pre-Closing Tax Years shall be in the case of:  (i) Taxes imposed on a periodic basis or otherwise measured by the level of any item deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period irrespective of the lien or assessment date of such Taxes; (ii) Taxes imposed on or measured by income, gross receipts, wages, expenses or other similar periodic measures or imposed on sales, assignments or any other transfers of any property deemed equal to the amount which would be payable if the taxable year ended with the Closing Date (based on an interim closing of the books as of the Closing); and (iii) Taxes imposed on the basis of premium deemed equal to the amount which would be payable on the basis of the amount of the premium written as of the Closing.

(d)           Notwithstanding any other provision in this Agreement to the contrary, Sellers’ liability for Taxes for Pre-Closing Tax Years pursuant to this Agreement shall take into account and be offset by the amount of any estimated Taxes paid by Sellers or any Affiliate of Sellers (other than the Acquired Companies) that are attributable to the income, gain, business or activities of the Acquired Companies but only to the extent (i) Sellers have not been reimbursed by the Acquired Companies for such amounts prior to the Closing Date or (ii) such amounts have not been reflected as an asset that is taken into account for purposes of calculating Adjusted Book Value or Final Adjusted Book Value.

(e)           Notwithstanding any provision of this Agreement to the contrary, neither Buyer nor any Seller shall be entitled to bring any claim for indemnity pursuant to Section 9.1(a)(iv) or 9.1(b)(ii) until such time as a Tax Claim has first been brought against, as relevant, Buyer, Sellers or any of the Acquired Companies.

SECTION 9.2. Preparation and Filing of Tax Returns.  (a)  Subject to the provisions of Section 9.2(e), Sellers shall cause each of the Acquired Companies to prepare or cause to be prepared in a manner consistent with past practice (but only to the extent such past practices will not, in the reasonable judgment of Sellers, cause Sellers or the Acquired Companies to incur any additions to Taxes or penalties) and Requirements of Law and file or cause to be filed on a timely basis all (i) Tax Returns for taxable years that end on or before the Closing Date and (ii) consolidated, unitary, combined or similar Tax Returns (the “Consolidated Tax Returns”) that include the Acquired Companies and the relevant Seller or any Affiliate of such Seller no matter when such taxable years end, and Sellers shall pay all income Taxes payable under such Tax Returns; provided, however, that Sellers shall not be required to pay any Taxes shown on such Tax Returns to the extent that any such Taxes are not income Taxes, such Tax amounts are reflected on the Final Closing Date Balance Sheet and such Tax amounts are taken into account in the calculation of Adjusted Book Value, in which case such amount of Taxes shall be paid by the Acquired Companies and shall not be subject to the indemnity provided in Section 9.1(a).

(b)           Except as provided in Section 9.2(a), Buyer shall prepare or cause to be prepared and file or cause to be filed (at the expense of the Acquired Companies) on a timely basis all other Tax Returns with respect to the Acquired Companies and, subject to Sellers’ indemnity for Taxes as provided in Section 9.1(a), pay all Taxes reported as due on such Tax Returns.

(c)           With respect to any Tax Return required to be filed or caused to be filed by Sellers or Buyer pursuant to Section 9.2(a) or Section 9.2(b) with respect to the Acquired Companies (such Party, the “Filing Party”) and as to which an amount of Tax is allocable to the Party that is not the Filing Party (the “Tax Indemnifying Party”) pursuant to Section 9.1(a) or 9.1(b), the Filing Party shall provide the Tax Indemnifying Party and its authorized representatives with a copy of such completed Tax Return or, in the case of a Consolidated Tax Return, a pro forma Tax Return for each of the relevant Acquired Companies (prepared on a separate company basis) and a statement certifying and setting forth the calculation of the amount of Tax shown on such Tax Return that is allocable to such Tax Indemnifying Party, together with appropriate supporting information and schedules at least thirty (30) Business Days prior to the due date (including any extension thereof) for the filing of such Tax Return or Consolidated Tax Return, as the case may be, and such Tax Indemnifying Party and its authorized representatives shall have the right to review and comment on such Tax Return and statement, as the case may be, prior to the filing of such Tax Return and shall provide to the Filing Party written notice of any objections it has with respect to such Tax Returns (a “Tax

Dispute”) no later than fifteen (15) Business Days prior to the date when such Tax Return must be filed.  In the event of any such objections, the Parties shall in good faith attempt to resolve such dispute for a period of five (5) Business Days; provided, however, that if such dispute is not settled by such date (the “Tax Dispute Date”) the Parties shall submit all such disputed matters to an independent and mutually selected nationally recognized accounting firm or law firm (the “Tax Referee”) within five (5) days after the Tax Dispute Date.  The decision by the Tax Referee shall be final and binding on the Parties.  Notwithstanding anything in this Agreement to the contrary, the fees and expenses relating to the Tax Referee shall be paid equally by each Party.  If the Tax Referee has failed to render a decision by the date that is three (3) days prior to the date on which the disputed Tax Return must be filed, then such Tax Return shall be filed in the manner consistent with the Tax Indemnifying Party’s position; provided, however, that if the Tax Referee renders a final decision that differs from the position advocated by the Tax Indemnifying Party, such Tax Returns shall be amended to reflect the final determination reached by the Tax Referee and the Tax Indemnifying Party shall reimburse the Filing Party for any additional Taxes that the Tax Indemnifying Party is required to pay pursuant to Section 9.1.

(d)           Except with respect to a claim for indemnity made pursuant to Section 9.1(a)(iii) (which shall be made in accordance with Section 9.4(g)), payment of any amounts due under this Article IX in respect of Taxes shall be made: (i) except to the extent that there is a Tax Dispute or that a matter relating to Taxes is being contested with a Taxing Authority, at least three (3) Business Days before the due date of the applicable estimated or final Tax Return required to be filed by the Filing Party that reports a Tax liability for which a Tax Indemnifying Party is liable pursuant to this Agreement; and (ii) with respect to a Tax Dispute or any matter relating to Taxes which is being contested with a Taxing Authority, within three (3) Business Days after the following: (A) an agreement between Sellers and Buyer that an indemnity amount is payable; (B) a Final Determination having been made by a Taxing Authority; (C) except in the case of a matter that is being contested or will be contested with a Taxing Authority, an assessment of a Tax by a Taxing Authority; or (D) in the event of a Tax Dispute, a final determination by the Tax Referee.  If liability under this Article IX is in respect of an expense relating to the contest of a Tax matter, payment of any amounts due under this Article IX shall be made as of the time when the payment of the corresponding Tax is due pursuant to the immediately preceding sentence.

(e)           In the event that personnel required to prepare any Tax Returns Sellers are required to cause to be prepared and filed pursuant to Section 9.2(a)(i) remain in the employ of the Acquired Companies or become employees of Buyer or any Affiliate of Buyer after the Closing, Sellers may, at their sole option and at Sellers’ expense, which expense shall be determined by reference to the reasonable compensation, computed on an hourly basis, paid to the personnel required to prepare such Tax Returns, request that such personnel prepare such Tax Returns.  Any such expense shall be paid by Sellers promptly upon request by Buyer or the affected Acquired Companies.  Upon such event, Buyer shall prepare or cause to be prepared such Tax Returns on a timely basis and in a manner consistent with past practice (but only to the extent such past practices will not, in the reasonable judgment of Sellers, cause Sellers or the Acquired Companies to incur any additions to Taxes or penalties) and Requirements of Law and shall provide to Sellers and Sellers’ authorized representatives such Tax Return, together with appropriate supporting information and schedules at least twenty (20) days prior to the due date (including any extension thereof) for the filing of such Tax Return; provided, however, that

Sellers must notify Buyer in writing at least sixty (60) days prior to the due date (including any extension thereof) for the filing of such Tax Return that they are exercising this option.  Sellers and their authorized representatives shall have the right to modify any such Tax Return prior to the filing by Sellers of any such Tax Return.

SECTION 9.3. Tax Refunds.  Rights and benefits relating to all credits or refunds of Tax liabilities of the Acquired Companies no matter how secured (including credits for overpayment of estimated Taxes) arising from or relating to any Pre-Closing Tax Years or a liability for Tax for which Sellers have provided an indemnity under Section 9.1(a) shall remain with and be for the benefit of Sellers, and Buyer shall pay to Sellers the amount of any such Tax refund or credit against Taxes received by Buyer or by any of the Acquired Companies plus any overpayment interest accruing from the date the corresponding Tax liability was paid, but only to the extent such Tax Refund was not included in the Final Adjusted Book Value.  Notwithstanding any provision in this Agreement to the contrary, Buyer and Sellers agree that none of the Acquired Companies shall carry back any net operating loss, loss from operations or any other Tax Attribute of any of the Acquired Companies to any Pre-Closing Tax Years and Buyer agrees that it will indemnify and hold harmless Sellers against any Losses or liabilities for Tax and expenses related thereto (including any amounts of Taxes for which Sellers have provided an indemnity pursuant to Section 9.1(a)) that are attributable to or result or arise from a breach of the covenant provided in this sentence.

SECTION 9.4. Tax Notice; Tax Controversies.  (a)  Sellers and Buyer shall provide to each other notice (in a form that satisfies the requirements of Section 9.4(h)) within ten (10) days of receipt of any notice of deficiency, proposed adjustment, assessment, audit, examination or other administrative or court proceeding, suit, dispute or other claim in which a Taxing Authority (a “Tax Claim”) makes or proposes to make a Tax adjustment to any Tax period which could reasonably result in the other Party being liable for any amount of Taxes or losses related thereto, either under the Law or pursuant to this Agreement; provided, however, that the provisions of this Section 9.4(a) shall not apply with respect to notice of claims related to the indemnification provided for under Section 9.1(a)(iii), which shall be governed solely by Section 9.4(g).

(b)           Sellers, at their expense, shall control any Tax Claim that: (i) involves a Consolidated Tax Return, combined or unitary return or any matter relating to the Consolidated Group of which either Seller or an Affiliate is the common parent (a “Seller Consolidated Group Tax Claim”); or (ii) could solely adversely affect the Taxes of Sellers or any Affiliate thereof or could result in only Sellers being liable for any amount of Taxes or losses related thereto, either under the Law or pursuant to this Agreement, including (y) any Tax Claims related to that portion of the Straddle Taxes allocable to Sellers under Section 9.1(c) and (z) any amount for which Sellers could have to indemnify Buyer pursuant to the terms of Section 9.1(a).  Buyer, at its expense, shall control any Tax Claim that could solely adversely affect the Taxes of Buyer or any Affiliate thereof or could result in only Buyer being liable for any amount of Taxes or losses related thereto, either under the Law or pursuant to this Agreement, including any Tax Claims related to that portion of the Straddle Taxes allocable to Buyer under Section 9.1(c).

(c)           If a Party does not assume the defense of any Tax Claim placed under its control pursuant to Section 9.4(b) (other than a Seller Consolidated Group Tax Claim), the Party not controlling the proceeding of such Tax Claim or its representative shall (to the extent permitted by Law) have the right, at its expense, to control any such Tax Claim (other than a Seller Consolidated Group Tax Claim).  In the event that any Tax Claim placed under Sellers’ control pursuant to Section 9.4(b) is present in the same proceeding as a separate Tax Claim placed under Buyer’s control pursuant to Section 9.4(b), each Party shall have the right, at its expense, to control that portion of the Tax Claim over which it would otherwise have control.

(d)           With respect to a Tax Claim for which both Sellers and Buyer or the Acquired Companies could be liable, or which involves an issue that recurs for any period ending after the Closing Date (other than a Seller Consolidated Group Tax Return and whether or not the subject of a Tax Claim at such time), (i) each Party may participate in the Tax Claim and (ii) the Tax Claim shall be controlled by that Party which would bear the burden of the greater portion of the sum of any adjustment and any corresponding adjustments that may reasonably be anticipated for future Tax periods.  The principle set forth in the preceding sentence shall govern also for purposes of deciding any issue that must be decided jointly (in particular, choice of judicial forum) in situations in which separate issues are otherwise controlled by Buyer and Sellers pursuant to Section 9.4(c).

(e)           Other than with respect to a Seller Consolidated Group Tax Claim, the Parties agree that they will not settle, compromise or agree to any Tax adjustment which adversely affects or could adversely affect the other Party’s Tax liability (including the Tax liability of any Affiliate of the other Party) without the prior written consent of the other Party, which consent shall not be unreasonably withheld; provided, however, that Sellers shall have the right to settle or compromise any such proceedings without the consent of Buyer to the extent that such settlement or compromise will not adversely affect the Tax liability of the Acquired Companies after the Closing Date.

(f)            Each Seller shall exclusively control the conduct of all Seller Consolidated Group Tax Claims that include such Seller and shall have sole discretion in administering any such claims including the right to settle such claims without the consent of Buyer or the Acquired Companies.

(g)           Notwithstanding any other provision in this Agreement to the contrary, with respect to a claim brought under Section 9.1(a)(iii), Buyer or its Affiliates shall provide written notice to Parent and/or Sellers (in a form that satisfies the requirements of Section 9.4(h)) with respect to any claim that Buyer may have pursuant to Section 9.1(a)(iii).  For purposes only of any claim for indemnity pursuant to Sections 9.1(a)(iii) the Parties agree that a claim for indemnity may be brought by Buyer against Parent and/or Sellers even if no related Tax Claim has been asserted by a Taxing Authority against Buyer or its Affiliates (a “Pre-Tax Claim Notice”); provided, however, that any such claim must be based on the reasonable and good faith determination of Buyer or its Affiliate that a representation contained in Section 3.1(i)(x) or 3.1(i)(xii) has been breached and must be brought no later than the Extended Termination Date relating to such representation.  With respect to any Pre-Tax Claim Notice, Parent and Sellers shall have no obligation to pay to Buyer or any of its Affiliates any amount due with respect to any Pre-Tax Claim Notice until the first to occur of: (A) a Final Determination having been reached with respect to the matter that gave rise to such claim; or (B) Parent, Sellers and Buyer entering into a mutual agreement with respect to the total amount that is due from Parent and/or Sellers with respect to such claim.

(h)           Any notice required under paragraphs (a) or (g) of this Section 9.4 shall contain a summary of the facts underlying or relating to such claim, any correspondence or notice received from any third party with respect thereto, a statement that the Party bringing the claim seeks indemnification for Taxes relating to such claim and the bases therefor and a good faith estimate of the amount of Taxes (or range of Taxes) that such Party believes it has incurred or will incur through the period ending on, as applicable, the Closing Date or the Extended Termination Date, in each case based on the information with respect thereto then known by such Party.  From and after the delivery of any notice required under Section 9.4(a) or Section 9.4(g), the Party bringing a claim shall deliver to the other Party, within ten (10) Business Days after such Party’s receipt thereof, copies of all notices and documents (including court papers) received by such Party relating to such claim.  For purposes of clarification, if, subsequent to Buyer providing Parent and Sellers with a Pre-Tax Claim Notice, a Tax Claim is brought with respect to the same matter that is covered by the Pre-Tax Claim Notice, Buyer shall be required to provide Parent and Sellers with all information relating to such Tax Claim in the manner set forth in this Section 9.4(h).

(i)            If Buyer provides Parent and Sellers with a Pre-Tax Claim Notice and Parent and/or Sellers disputes such claim, then Parent or Sellers shall provide Buyer with written notice of its objections in reasonable detail for Buyer to determine the nature of Parent’s or Sellers’ objections and, for a period of fifteen (15) days subsequent to the receipt of such notice, the Parties shall attempt in good-faith to settle such disputes.  If the Parties cannot settle such disputes within such time, they shall submit their disputes to a Tax Referee for final settlement; provided, however, that in no event shall a determination made by the Tax Referee require Parent or Sellers to make any indemnification payments to Buyer until such time as Buyer or any of its Affiliates has actually incurred any Taxes relating to such Pre-Tax Claim Notice.  The decision of the Tax Referee shall be final and binding on the Parties and the Parties will not take any action or fail to take any action that would be considered to be contrary to the decision of the Tax Referee.  The costs of the Tax Referee shall be shared evenly by Buyer and Parent.

SECTION 9.5. Cooperation and Controversies.  (a) Sellers, Buyer and the Acquired Companies shall reasonably cooperate, and shall cause their respective Affiliates, agents, auditors, representatives, officers and employees reasonably to cooperate, in preparing and filing all Tax Returns (including amended returns and claims for refund), including maintaining and making available to each other all records necessary in connection with Taxes and with respect to any Tax Claim, which cooperation shall include but not be limited to: (i) providing all relevant information that is available to Buyer, Sellers and/or the Acquired Companies, as the case may be, with respect to such Tax Claim; (ii) making personnel available at reasonable times; and (iii) preparation of responses to requests for information; provided, however, that the foregoing shall be done in a manner so as to not unreasonably interfere with the conduct of business by Buyer, Sellers or the Acquired Companies, as the case may be.  Neither Sellers, the Acquired Companies nor Buyer shall dispose of any Tax Returns, Tax schedules, Tax workpapers or any books or records unless it first offers in writing to the other Party the right to take possession of such materials at such other Party’s sole expense and the other Party fails to accept such offer within fifteen (15) days of the offer being made or if an offer is accepted and the offeree fails to take possession within thirty (30) days of the date on which the offer is made.  Any information obtained under this Section 9.5 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or with respect to any Tax Claim.

(b)           At Sellers’ request, Buyer will cause the Acquired Companies identified by Sellers to join in filing with the appropriate Seller in any elections under Section 1.1502-20(g) of the Treasury Regulations.

(c)           Notwithstanding any other provision in this Agreement, Buyer shall have no right to obtain any information with respect to or regarding the combined, consolidated, unified or group Tax Returns that are filed by Sellers and Sellers’ Affiliates.

(d)           Within 180 days after the Closing Date, Buyer shall cause the Acquired Companies (at the expense of the Acquired Companies) to prepare and provide to Sellers a package of Tax information materials, including, without limitation, schedules and work papers (the “Tax Package”) required by Sellers to enable Sellers to prepare and file all Tax Returns required to be prepared and filed by Sellers pursuant to Section 9.2(a) and, upon Sellers’ reasonable request, Buyer shall provide to Sellers any additional information that may be requested by Sellers.  The Tax Package shall be prepared in good faith in a manner consistent with past practice.  However, the 180 day period will be extended in the event that the information needed to prepare the Tax Package, including the Final Closing Date Balance Sheet, is not available within 120 days after the Closing Date.

SECTION 9.6. Survival.  (a)  All agreements, covenants and indemnification matters contained in this Article IX shall survive the Closing until the expiration of the applicable statutory period of limitation; provided, however, that, notwithstanding any provision of this Agreement to the contrary, the representations and warranties set forth in Section 3.1(i) shall terminate and have no continuing effect after the Closing, except for the representations contained in (A) Section 3.1(i)(x) and Section 3.1(i)(xii), which shall survive twelve (12) months after the Closing Date and (B) Section 3.1(i)(xiv), which shall survive until the expiration of the applicable statute of limitations for the 2007 tax years of each of the Section 338(h)(10) Companies (giving effect to any valid extensions, waivers, and tolling periods that would extend such statute of limitations), but which, in no event, shall survive beyond the date that is exactly five (5) years after the date on which the Tax Return for the 2007 tax years of each of the Section 338(h)(10) Companies was filed.  The representation set forth in Section 3.2(h) shall survive until the expiration of the applicable statute of limitations for the 2007 tax years of each of the Section 338(h)(10) Companies (giving effect to any valid extensions, waivers, and tolling periods that would extend such statute of limitations), but, in no event, shall survive beyond the date that is exactly five (5) years after the date on which the Tax Return for the 2007 tax years of each of the Section 338(h)(10) Companies was filed.

(b)           Notwithstanding any provision of this Agreement to the contrary

(including Section 9.6(c)), the representation set forth in Section 3.1(i)(xii) shall survive Closing and shall terminate and expire as specified in Section 9.6(a); provided, however, that with respect to any breach of such representation, Parent and Sellers shall only indemnify and hold harmless Buyer and the Acquired Companies (and any Affiliates thereof) from and against any penalties relating to Taxes imposed by a Taxing Authority under the Code to the extent that such liability for penalties results solely from an Acquired Company not having complied with the specific disclosure requirements or list maintenance rules set forth in Sections 6011, 6111 or 6112 of the Code.

(c)           With respect to the representations contained in Sections 3.1(i)(x) and 3.1(i)(xii), neither Parent nor Sellers shall have any indemnification obligation for any Taxes, Liabilities or Losses that are allocable to any period or portion thereof beginning immediately after the relevant Extended Termination Date.  With respect to the representations contained in Sections 3.1(i)(xiv) and Section 3.2(h), neither Buyer nor Parent and Sellers shall have any indemnification obligation for any Taxes, Liabilities or Losses except as specifically set forth in Sections 9.1(a)(iv) and 9.1(b)(ii). For any other representation or warranty contained in Section 3.1(i), neither Parent nor Sellers shall have any indemnification obligation for any Taxes, Liabilities or Losses that are allocable to any period or portion thereof beginning after the Closing, including any period or portion thereof beginning immediately after the Closing.

SECTION 9.7. Termination of Tax Sharing Agreements.  As of the Closing Date, Sellers shall cause all Tax allocation, Tax sharing, Tax reimbursement and similar agreements and arrangements (“Tax Sharing Agreements”) between Sellers, on the one hand, and the Acquired Companies, on the other, to be extinguished and terminated with respect to the Acquired Companies; provided, however, that such termination shall not excuse the Acquired Companies from making all payments due to Sellers or any Affiliate of Sellers (other than the Acquired Companies) under such Tax Sharing Agreements as determined as of the Closing Date (including all reasonable costs and expenses associated with preparing the Tax Returns on which such income Taxes will be reported).  The payment and calculation of any payments due and owing with respect to the preceding sentence shall be made in a time and manner consistent with past practice.

SECTION 9.8. Exclusivity.  Except as provided in Section 3.1(i) with respect to representations and warranties relating to Tax matters, in Sections 8.1, 8.3 and 8.4 with respect to Tax Product Claims, or in Section 8.5, notwithstanding any other provision in this Agreement to the contrary, this Article IX shall control all matters relating to Taxes and any claims, liabilities, damages, deficiencies, obligations, costs or expenses, penalties and reasonable attorneys’ fees and disbursements related thereto.

SECTION 9.9. Transfer Taxes.  Buyer and Sellers shall be equally responsible for and shall each pay 50% of any real property transfer or gains, sales, use, transfer, value added, stock transfer, and stamp taxes; any transfer, recording, registration and other fees; and any similar Taxes which become payable in connection with the transactions contemplated by this Agreement (collectively, “Transfer Taxes”).  Buyer and Sellers shall be responsible for jointly preparing and timely filing any Tax Returns required with respect to any such Transfer Taxes.  Buyer and Sellers shall provide to one another a true copy of each such Tax Return as filed and evidence of the timely filing thereof.  Buyer and Sellers shall file such applications and documents as shall permit any such Tax to be assessed and paid on or prior to the Closing Date in accordance with any available pre-sale filing procedure.

SECTION 9.10. Miscellaneous.  (a) For purposes of this Article IX, all references to the Acquired Companies are intended to include the Acquired Company Subsidiaries both collectively and individually as the context of such reference dictates.

(b)           Sellers and Buyer agree to treat all payments made by either of them to or for the benefit of the other (including any payments to any Acquired Company) under this Article IX or under other indemnity provisions of this Agreement as adjustments to the Purchase Price for Tax purposes and agree that such treatment shall govern for purposes hereof except to the extent that the Laws of a particular jurisdiction provide otherwise.

SECTION 9.11. Section 338(h)(10) Election.  (a) Buyer, Sellers and any necessary Affiliates (or Parent if necessary) thereof shall join in making an election under Section 338(h)(10) of the Code (or any identical or similar provisions under state or local Law) with respect to the Acquired Companies (the “Section 338(h)(10) Companies”) for which such an election can be filed (the “Section 338(h)(10) Elections”).  At least fifteen (15) days prior to the Closing Date, Buyer shall prepare and provide to Sellers, with Sellers’ cooperation, drafts of the IRS Forms 8023 (the “Forms 8023”) on which any such Section 338(h)(10) Elections shall be made for Sellers’ review and comments, which comments shall be provided to Buyer no later than eight (8) days prior to the Closing Date, and at or prior to the Closing, Sellers shall deliver to Buyer and Buyer shall deliver to Sellers properly executed and mutually agreed upon Forms 8023 with respect to each Section 338(h)(10) Company containing information then available, which Buyer shall file or cause to be filed with the Internal Revenue Service not later than thirty (30) days following the Closing Date.

(b)           For purposes of making such Section 338(h)(10) Elections, Buyer shall initially determine the value of the tangible and intangible assets of the affected entities and shall within 120 days of the Closing Date provide Sellers with an allocation of Buyer’s “adjusted grossed-up basis” in the shares of the Section 338(h)(10) Companies (within the meaning of the Treasury Regulations under Section 338 of the Code, including proposed Section 1.338-11 of the Treasury Regulations) to such assets (the “Allocation”).  If on the date that is 150 days after the Closing Date any adjustments to Buyer’s “adjusted grossed-up basis” in the shares of the Section 338(h)(10) Companies are necessary, Buyer shall provide Sellers with an allocation of the “adjusted grossed-up basis,” so adjusted, among the tangible and intangible assets of the affected entities (the “Adjusted Allocation”).  The Allocation and the Adjusted Allocation, if any, shall be in writing and shall be binding upon Buyer and Sellers for purposes of allocating the “deemed selling price” (within the meaning of the Treasury Regulations) among the assets of the affected entities; provided, however, that if either Seller disagrees with all or a portion of the Allocation or the Adjusted Allocation and Buyer and Sellers cannot resolve their disagreement within thirty (30) days after notification thereof by the objecting Seller to Buyer, Ernst & Young LLP or if such accounting firm is not available, an independent certified public accounting firm of national standing and reputation jointly selected and retained by Buyer and Sellers that is not an independent auditor for either Buyer or Sellers (the “Independent Accounting Firm”), shall determine (i) whether the Allocation or the Adjusted Allocation is incorrect and (ii) any adjustments as may be necessary thereto, and the determination of such Independent Accounting Firm shall be final and made no later than fifteen (15) days prior to the date when any part of a Section 338(h)(10) Election must be filed with a Taxing Authority.  The Parties shall be bound by the Allocation or the Adjusted Allocation, as applicable, as adjusted by such Independent Accounting Firm.

(c)           Neither Sellers nor Buyer shall file any Tax Return, or take a position with a Taxing Authority, that is inconsistent with the Allocation or the Adjusted Allocation that is applicable to each Seller.

ARTICLE X

TERMINATION PRIOR TO THE CLOSING

SECTION 10.1. Termination of Agreement.  This Agreement may be terminated at any time prior to the Closing:

(a)           by Sellers or Buyer in writing, if any order, injunction or decree of any court of competent jurisdiction shall have been issued and shall have become final and nonappealable, or if any statute shall have been enacted, or if any rule or regulation shall have been promulgated by any Governmental Entity, that prohibits or restrains any Party from consummating the transactions contemplated by this Agreement;

(b)           by Sellers or Buyer in writing, if the Closing has not occurred on or prior to December 31, 2006; provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to the Party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Closing to occur on or before such date;

(c)           by Sellers or Buyer, if there shall have been a breach by Buyer or Sellers, respectively, of any of their respective representations, warranties, covenants or obligations contained herein, which breach would result in the failure to satisfy any condition set forth in Section 6.1 or Section 6.3 (in the case of a breach by Buyer) or Section 6.1 or Section 6.2 (in the case of a breach by Sellers), and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured within sixty (60) calendar days after written notice thereof shall have been received by the Party alleged to be in breach; and

(d)           at any time prior to the Closing, by mutual written consent of Sellers and Buyer.

SECTION 10.2. Survival.  If this Agreement is terminated and the transactions contemplated hereby are not consummated as described herein, this Agreement shall become null and void and of no further force and effect, except for (a) the provisions of this Section 10.2 and Article XI and (b) rights and obligations arising from any breach of this Agreement prior to such termination.

ARTICLE XI

GENERAL PROVISIONS

SECTION 11.1. Fees and Expenses.  Whether or not the purchase and sale of the Acquired Company Shares is consummated, except as provided in this Agreement, each Party shall pay its own fees and expenses incident to preparing for, entering into and carrying out this Agreement and the transactions contemplated hereby.  Buyer shall be responsible pursuant to this Section 11.1 for (a) all fees and expenses in connection with any filings or submissions (and preparation thereof) pursuant to the HSR Act, (b) all fees and expenses, including actuarial costs, in connection with Section 4.2 and (c) any of Sellers’ or their Affiliates’ out-of-pocket expenses (including independent accountant fees) in connection with preparing and delivering audited GAAP financial statements and other financial information to Buyer or its Affiliates pursuant to Sections 4.16(b) and 4.16(c).

SECTION 11.2. Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be delivered personally, by facsimile (which is confirmed as provided below) or by overnight courier (providing proof of delivery) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)           If to Buyer, to:

Protective Life Insurance Company
2801 Highway 280 South
Birmingham, AL 35223
Fax:  (205) 268-6258
Attention:  Carolyn King

with a copy to:

Baker & Daniels LLP
300 North Meridian Street, Ste 2700
Indianapolis, IN 46204
Fax:  (317) 237-1000
Attention:  David C. Worrell

Scott M. Kosnoff

(b)           If to Parent to:

JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017
Fax: (646) 534-2112
Attention:  Susan J. Webb

with a copy to:

JPMorgan Chase Bank, N.A.
10 South Dearborn Street
Chicago, IL 60603
Fax: (312) 732-5976
Attention: Daniel Cooney

and

LeBoeuf, Lamb, Greene & MacRae LLP
125 West 55th Street
New York, NY 10019
Fax: (212) 424-8500
Attention: Alexander M. Dye

(c)           If to Sellers to:

Banc One Insurance Holdings, Inc.
270 Park Avenue
New York, NY 10017
Fax: (212)—270-0659
Attention: Elias Olmeta

and

CBD Holdings Ltd.
270 Park Avenue
New York, NY 10017
Fax: (212)—270-0659
Attention: Elias Olmeta

with a copy to:

JPMorgan Chase Bank, N.A.
10 South Dearborn Street
Chicago, IL 60603
Fax: (312) 732-5976
Attention: Daniel Cooney

and

LeBoeuf, Lamb, Greene & MacRae LLP
125 West 55th Street
New York, NY 10019
Fax: (212) 424-8500
Attention: Alexander M. Dye

Notice given by personal delivery or overnight courier shall be effective upon actual receipt.  Notice given by facsimile shall be confirmed by appropriate answer back and shall be effective upon actual receipt if received during the recipient’s normal business hours, or at the beginning of the recipient’s next Business Day if not received during the recipient’s normal business hours.

SECTION 11.3. Interpretation.  This Agreement shall be governed by the following rules of interpretation: (a) when a reference is made in this Agreement to an Article, Section, Annex, Exhibit, Schedule or Disclosure Letter, such reference shall be to an Article of, a Section of, or an Annex, Exhibit, Schedule or Disclosure Letter to, this Agreement unless otherwise indicated; (b) any fact or item disclosed in any section of the Sellers’ Disclosure Letter or Buyer’s Disclosure Letter shall be deemed disclosed in all other sections of the Sellers’ Disclosure Letter or Buyer’s Disclosure Letter, respectively, to which such fact or item may apply; (c) disclosure of any item in the Sellers’ Disclosure Letter or Buyer’s Disclosure Letter shall not be deemed an admission that such item represents a material item, fact, exception of fact, event or circumstance or that occurrence or non-occurrence of any change or effect related to such item would result in a Company Material Adverse Effect or a Buyer Material Adverse Effect, as the case may be; (d) the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; (e) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation;” (f) whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate; and (g) references to “$” shall mean United States dollars.

SECTION 11.4. Entire Agreement; No Other Representations; Third-Party Beneficiaries.  (a) This Agreement (including all annexes, exhibits and schedules hereto) and the Ancillary Documents constitute the entire agreement of the Parties with respect to the subject matter contained herein and therein, and supersede all prior agreements, understandings, representations and warranties, both written and oral, among the Parties with respect to such subject matter, other than the Confidentiality Agreement which shall survive and remain in full force and effect according to its terms (or such longer time if agreed herein or in any of the Ancillary Documents), except to the extent such terms conflict with the terms of this Agreement or the Ancillary Documents.

(b)           BUYER ACKNOWLEDGES THAT NEITHER SELLERS, NOR ANY AFFILIATE, OFFICER, DIRECTOR, EMPLOYEE, REPRESENTATIVE OR AGENT THEREOF MAKES OR HAS MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OR ANY OTHER INDUCEMENT OR PROMISE TO BUYER EXCEPT AS SPECIFICALLY MADE IN THIS AGREEMENT.  IN PARTICULAR, BUT WITHOUT LIMITING THE FOREGOING, NO SUCH PERSON HAS MADE ANY REPRESENTATION OR WARRANTY TO BUYER WITH RESPECT TO: (i) ANY INFORMATION SET FORTH IN THE CONFIDENTIAL OFFERING MEMORANDUM DISTRIBUTED BY SELLERS OR THEIR AFFILIATES IN CONNECTION WITH THE PROPOSED SALE OF THE ACQUIRED COMPANIES AND THE ACQUIRED COMPANY SUBSIDIARIES OR (ii) ANY FINANCIAL PROJECTION OR FORECAST RELATING TO THE ACQUIRED COMPANIES OR THE ACQUIRED COMPANY SUBSIDIARIES.  WITH

RESPECT TO ANY SUCH PROJECTION OR FORECAST DELIVERED BY OR ON BEHALF OF SELLERS TO BUYER, BUYER ACKNOWLEDGES THAT: (i) THERE ARE UNCERTAINTIES INHERENT IN ATTEMPTING TO MAKE SUCH PROJECTIONS AND FORECASTS; (ii) IT IS FAMILIAR WITH SUCH UNCERTAINTIES; (iii) IT IS TAKING FULL RESPONSIBILITY FOR MAKING ITS OWN EVALUATION OF THE ADEQUACY AND ACCURACY OF ALL SUCH PROJECTIONS AND FORECASTS SO FURNISHED; (iv) IT IS NOT ACTING IN RELIANCE ON ANY SUCH PROJECTION OR FORECAST SO FURNISHED TO IT; AND (v) IT SHALL HAVE NO CLAIM AGAINST ANY SUCH PERSON WITH RESPECT TO ANY SUCH PROJECTION OR FORECAST.

(c)           Except as otherwise provided in Article VIII, the terms and provisions of this Agreement are intended solely for the benefit of the Parties, and their respective successors and assigns, and nothing in this Agreement is intended or shall be construed to give any other Person any legal or equitable right, remedy or claim under, or in respect of, this Agreement or any provision contained herein.

SECTION 11.5. Governing Law.  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the principles or rules of conflicts of laws of such State.

SECTION 11.6. Assignment.  Neither this Agreement nor any of the rights or obligations of any Party shall be assigned, in whole or in part, by operation of law or otherwise by such Party without the prior written consent of the other Parties, and any such assignment that is not consented to shall be null and void; provided, however, that (a) prior to the Closing, subject to compliance with applicable Requirements of Law, Buyer may assign to West Coast Life Insurance Company, a Nebraska insurance company and a wholly owned subsidiary of Buyer, any or all of its rights hereunder, including the right to purchase any of the Acquired Company Shares, and (b) after the Closing (i) Sellers may assign any or all of their rights hereunder to any Affiliate and (ii) Buyer may assign any or all of its rights hereunder to any direct or indirect wholly owned Subsidiary of PLC; provided, however, no such assignment shall relieve the assigning party from any liability or obligation under this Agreement except to the extent agreed in writing by Sellers.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

SECTION 11.7. Enforcement.  The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that, subject to Section 8.4(a), the Parties shall be entitled to an injunction or injunctions to prevent breaches of any covenant or agreement contained herein and to enforce specifically such terms and provisions in any court of the United States or any state court which in either case is located in the City of New York (any such federal or state court, a “New York Court”), in addition to any other remedy to which they are entitled at law or in equity.  In addition, except as otherwise provided in this Agreement, each of the Parties (a) consents to submit itself to the personal jurisdiction of any New York Court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement and (b) agrees that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such New York Court.

SECTION 11.8. No Strict Construction Against the Drafter.  The Parties have participated jointly in the negotiation and drafting of this Agreement.  In the event any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by all Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

SECTION 11.9. Severability.  Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

SECTION 11.10. Amendment; Modification and Waiver.  This Agreement may be amended, superseded, cancelled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by each of the Parties or, in the case of a waiver, by the Party waiving compliance.  No delay on the part of any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

SECTION 11.11. Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the Parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

Bane One Insurance Holdings, Inc.

By	/s/ Elias Olmeta
	Name:	Elias Olmeta
	Title:	Vice President

CBD Holdings Ltd.

By	/s/ Elias Olmeta
	Name:	Elias Olmeta
	Title:	Vice President

Protective Life Insurance Company

By	/s/ John D. Johns
	Name:	John D. Johns
	Title:	Chairman and President

JOINDER

JPMorgan Chase & Co. hereby executes this Agreement only for purposed of Section 4.8(e), Section 4.10, Section 4.11, Article VIII, Section 9.1, Section 9.11 and Article XI hereof.

By	/s/ Elias Olmeta
	Name:	Elias Olmeta
Title: